82- SUBMISSIONS FACING SHEET

MICROFICHE

05008985

REGISTRANT'S NAME **Vestas Wind Systems A/S**

***CURRENT ADDRESS** **Alsvej 21**
8900 Randers
Denmark

****FORMER NAME** ______________________

****NEW ADDRESS** ______________________

FILE NO. 82-34884 **FISCAL YEAR** 2004

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL (OTHER)	X
DEF 14A	(PROXY)	☐		

OICF / BY: Min

DATE:06/15/05


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Ringkøbing, 05-01-2004

Stock exchange announcement no. 01/2004

Vestas Wind Systems A/S' quarterly statement for Insiders' holding of Vestas shares as per 31 December 2003

In accordance with Section 37 of the Danish Securities Trading Act, Vestas Wind Systems A/S hereby provides a quarterly statement for Insiders' and their intimates' holding of Vestas shares. The quarterly statement is based on information reported by Insiders to Vestas (securities code DK0010268606).

	Holding of shares	Market value (DKK)
The Board of Director's holding	86,863	8,469,143
The Board of Management's holding	121,050	11,802,375
The Insiders' total holding	326,979	31,880,453

The market value is calculated based on the closing price of Vestas shares on the Copenhagen Stock Exchange on 2 January 2004 (share price DKK 97.50).

Any questions may be addressed to the Board of Management at Vestas Wind Systems A/S, phone +45 96 752575.

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Vestas is the world lead technology and a driving development of the win

Vestas' core business co development, manufact marketing and mainten power systems.

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Vestas Wind Syst
Alsvej 21
8900 Randers
Danmark
Tel.: +45 97 30 00 00
Fax: +45 97 30 00 01

Vestas is the world lead technology and a driving development of the win

Vestas' core business co development, manufactu marketing and mainten power systems.

>> Read more...

Ringkøbing, 19-01-2004

Stock exchange announcement no. 02/2004

Extension of Vestas' share exchange offer to the shareholders of NEG Micon

The Boards of Directors of NEG Micon A/S ("NEG Micon") and Vestas Wind Systems A/S ("Vestas") announced on 12 December 2003 that they have agreed the terms of a combination of the two companies. In order to effect the combination Vestas made a share exchange offer on 12 December 2003 (the "Share Exchange Offer") to the shareholders of NEG Micon. The Share Exchange Offer comprises 1 new Vestas share for each share in NEG Micon. The offer period is in the Share Exchange Offer set to expire on 21 January 2004.

The Share Exchange Offer is conditional upon, among other things, the general meeting of Vestas shareholders resolving to authorise the Board of Directors to issue the new shares in Vestas as consideration to the shareholders of NEG Micon; Vestas by acceptance of the Share Exchange Offer by the shareholders of NEG Micon becoming the owner of more than 66.7 per cent of the issued share capital and the voting rights in NEG Micon; all necessary approvals under competition, merger control or similar legislation being obtained; the Share Exchange Offer not being materially threatened or impeded by legislation, litigation, or decisions by the public authorities; no material adverse change occurring in the financial or trading position of the NEG Micon Group taken as a whole during the period until completion of the Share Exchange Offer; regulatory conditions for completing the share issue in Vestas, including the obligation to issue a valuation report in accordance with the Danish Companies Act, being fulfilled; and Vestas not finding any financial, business or other information about NEG Micon or any member of the NEG Micon group which has been made public at any time by or on behalf of any member of the NEG Micon group which is misleading, contains a misrepresentation of facts or omits to state a fact necessary to make that information not misleading and which is material in the context of the NEG Micon group taken as a whole.

The authorisation to the Board of Directors to issue the new shares to the NEG Micon shareholders was approved with more than 98% of the votes at the extraordinary general meeting of Vestas shareholders on 30 December 2003.

At present shareholders in NEG Micon representing more than 50% of the shares and the votes have accepted the Share Exchange Offer.

Vestas and NEG Micon are seeking regulatory approvals from competition authorities. The companies have not received any indication from the competition authorities that the approvals may not be obtained.

The Board of Directors of Vestas and NEG Micon have on this background agreed to extend the offer period to 19 February 2004 at 20.00 (Danish time). The result of the Share Exchange Offer is expected to be announced on 23 February 2004. Settlement will be moved corresponding hereto.

The Board of Directors of NEG Micon maintain its recommendation of the Share Exchange Offer as contained in the offer document of 12 December 2003, and the extension of the offer period does not give rise to any supplementary comments from the Board of Directors.
All other conditions and terms remain unchanged in relation to the Share Exchange Offer.
Shareholders of NEG Micon, who have already submitted the acceptance form, do not have to do anything further. Shareholders in NEG Micon, who have not yet submitted the acceptance form, can use the form included in the offer document dated 12 December 2003, or contact Nordea Bank, tel. +45 3333 5092 in order to request the offer document with acceptance form.
Vestas Wind Systems A/S NEG Micon A/S

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1998

Vestas

Ringkøbing, 05-02-2004

Stock exchange announcement no. 04/2004

NEG Micon changes the date for announcement of the 2003 annual report. More than 70 per cent have accepted Vestas' Share Exchange Offer to the shareholders of NEG Micon.

NEG Micon A/S ("NEG Micon") has decided to change the date for announcement of the 2003 annual report from 24 February 2004 to 17 March 2004.

The reason is that Vestas Wind Systems A/S ("Vestas") has now received acceptances of the Share Exchange Offer from shareholders in NEG Micon A/S representing more than 70 per cent of the issued share capital and the voting rights in NEG Micon, whereby the condition of acceptance from more than 66.7 per cent of the issued share capital and the voting rights in NEG Micon has been met.

The approvals from the competition authorities are still outstanding, cf. Vestas' and NEG Micon's joint stock exchange announcement of 19 January 2004. The process is progressing according to plan and the companies have not received any indication from the competition authorities that the approvals cannot be obtained.

Vestas expects to publish its 2003 annual report on 17 March 2004 and based on the above, it has been found appropriate to change the date for the announcement of NEG Micon's 2003 annual report.

In order to be able to implement the business combination as efficiently as possible, Vestas and NEG Micon urge the shareholders of NEG Micon, who have not yet submitted the acceptance form, to accept the Share Exchange Offer before the expiry of the offer period on 19 February 2004. Submission of the acceptance form is a precondition for participation in the optional Share Exchange Offer.

Shareholders of NEG Micon, who have already submitted the acceptance form, do not have to do anything further. Shareholders in NEG Micon, who have not yet submitted the acceptance form, can use the form included in the offer document dated 12 December 2003, or contact Nordea Bank, tel. +45 3333 5092 in order to request the offer document with acceptance form. The offer document is also available on the Internet at www.vestas.com and www.neg-micon.com.

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Vestas Wind Syst
Alsvej 21
8900 Randers
Denmark
Tel. +45 97 30 00 00
Fax: +45 97 30 00 01

Vestas is the world lead technology and a driving development of the win

Vestas' core business co development, manufact marketing and mainten power systems.

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Ringkøbing, 19-02-2004

Stock exchange announcement no. 05/2004

Extension of Vestas' Share Exchange Offer ("Share Exchange Offer") to the shareholders of NEG Micon until 4 March 2004

The Boards of Directors of NEG Micon A/S ("NEG Micon") and Vestas Wind Systems A/S ("Vestas") announced on 12 December 2003 that they have agreed the terms of a combination of the two companies. In order to effect the combination, Vestas made a Share Exchange Offer on 12 December 2003 to the shareholders of NEG Micon. The Share Exchange Offer comprises 1 new Vestas share for each share in NEG Micon. The offer period was initially scheduled to end on 19 January 2004 and was subsequently extended until 19 February 2004.

The Share Exchange Offer is conditional upon, among other things, all necessary approvals under competition, merger control or similar legislation being obtained. Vestas and NEG Micon are still awaiting regulatory approvals from certain competition authorities. The companies have not received any indication from the competition authorities that the approvals may not be obtained.

The Board of Directors of Vestas and NEG Micon have agreed to extend the offer period to 4 March 2004 at 20.00 (Danish time) and the result of the Share Exchange Offer is expected to be announced on 8 March 2004. Settlement will be moved corresponding hereto.
Vestas has received exemption from the Danish Securities Counsel to extend the offer period beyond the maximum 10 weeks as stated in the Danish Securities Counsel's Executive Order No. 827 of 10 November 1999. The Danish Securities Counsel has given permission to potentially extend the offer for up to 8 weeks after the expiry of the offer period on 19 February 2004 – i.e. until 15 April 2004.

The Board of Directors of NEG Micon maintains its recommendation of the Share Exchange Offer as contained in the offer document of 12 December 2003, and the extension of the offer period does not give rise to any supplementary comments from the Board of Directors.
All other conditions and terms remain unchanged in relation to the Share Exchange Offer. At present shareholders in NEG Micon representing more than 92% of the shares and the votes have accepted the Share Exchange Offer.

To be able to complete the combination as efficiently as possible, the Board of Directors of Vestas and NEG Micon continues to recommend the shareholders of NEG Micon, who have not yet accepted the Share Exchange Offer, to accept the Share Exchange Offer prior to the expiry of the offer period on 4 March 2004. Submission of acceptance form is a condition for participation in the Share Exchange Offer.

Shareholders of NEG Micon who have already submitted the acceptance form, do not



Vestas is the world lead technology and a driving development of the wind

Vestas' core business co development, manufact marketing and maintena power systems.

>> Read more...

have to do anything further. Shareholders in NEG Micon who have not yet submitted the acceptance form, can use the form included in the offer document dated 12 December 2003, or contact Nordea Bank, tel. +45 3333 5092 in order to request the offer document with acceptance form. The offer document is also available on the Internet at www.vestas.com and www.neg-micon.com.

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Ringkøbing, 23-02-2004

Stock exchange announcement no. 06/2004

The combination of Vestas and NEG Micon will take place

The Boards of Directors of Vestas Wind Systems A/S ("Vestas") and NEG Micon A/S ("NEG Micon") decided on 19 February 2004 to extend the offer period for Vestas' Share Exchange Offer ("Share Exchange Offer") dated 12 December 2003 until 4 March 2004 at 20.00 (Danish time) as the companies were still awaiting regulatory approvals from certain competition authorities. Vestas has now received approval of the combination from the competition authorities in the USA and, hereinafter, the approvals have been obtained from all of the countries in which notification of the combination is required. The UK competition authorities (Office of Fair Trading) has requested and received information regarding the combination with reference to investigate the combination. Approval in UK is however not a condition for the combination.

Against this background, the Board of Directors of Vestas has concluded that the conditions for the Share Exchange Offer are satisfied or will be waived. Consequently, the Board of Directors of Vestas has decided that the Share Exchange Offer will be completed immediately after the expiry of the offer period on 4 March 2004.

At present shareholders in NEG Micon representing more than 92% of the shares and the votes have accepted the Share Exchange Offer. The Board of Directors of Vestas and NEG Micon continues to recommend the shareholders of NEG Micon, who have not yet accepted the Share Exchange Offer, to accept the Share Exchange Offer prior to the expiry of the offer period on 4 March 2004. Submission of acceptance form is a condition for participation in the Share Exchange Offer.

Shareholders of NEG Micon who have already submitted the acceptance form, do not have to do anything further. Shareholders in NEG Micon who have not yet submitted the acceptance form, can use the form included in the offer document dated 12 December 2003, or contact Nordea Bank, tel. +45 3333 5092 in order to request the offer document with acceptance form. The offer document is also available on the Internet at www.vestas.com and www.neg-micon.com.

<< Back to overview

Vestas Wind Syst
Alsvej 21
8900 Randers
Denmark
Tel.: +45 97 30 00 00
Fax: +45 97 30 00 01

Vestas is the world lead
technology and a driving
development of the win

Vestas' core business co
development, manufact
marketing and maintena
power systems.

>> Read more...







Vestas Wind Syst
Alsvej 21
8900 Randers
Denmark
Tel. +45 97 30 00 00
Fax. +45 97 30 00 01

Vestas is the world lead technology and a driving development of the wind

Vestas' core business co development, manufactu marketing and maintena power systems.

>> Read more...

Ringkøbing, 05-03-2004

Stock exchange announcement no. 07/2004

More than 95% of the shares have been tendered in Vestas' voluntary share exchange offer (the "Voluntary Offer") to the shareholders in NEG Micon

On expiry of the Voluntary Offer period on 4 March 2004 Vestas Wind Systems A/S ("Vestas") had received acceptances of the Voluntary Offer from shareholders holding 25,167,611 shares representing more than 95% of the shares and the voting rights in NEG Micon A/S ("NEG Micon") (excluding treasury shares). Accordingly, the Board of Directors of Vestas has resolved to exercise a part of the authorisation approved at the extraordinary general meeting in Vestas held on 30 December 2003 by increasing the share capital with DKK 25,167,611, corresponding to 25,167,611 shares in Vestas against payment in shares in NEG Micon. In addition, the Board of Directors of Vestas has appointed Henrik Nørremark new Chief Financial Officer, as announced in the offer document issued on 12 December 2003. At the same time, Søren Vedel will resign from the Management Board.

The UK competition authorities (Office of Fair Trading) are still investigating the combination. Approval in the UK is, however, not a condition for completion of the Voluntary Offer.

The last trading day for the NEG Micon Acceptance shares will be 8 March 2004. The new Vestas shares will be listed on the Copenhagen Stock Exchange from 9 March 2004 in the existing Vestas ISIN code (DK001026860-6). The exchange of NEG Micon Acceptance Shares for new Vestas shares will be effected on 11 March 2004 at the Danish Securities Centre.

Vestas will submit a mandatory share exchange offer (the "Mandatory Offer") pursuant to section 32 of the Danish Securities Trading Act to the shareholders in NEG Micon who did not accept the Voluntary Offer. The shareholders in NEG Micon will be offered one (1) newly issued share in Vestas for each share in NEG Micon being the same exchange ratio as that offered in the Voluntary Offer dated 12 December 2003. The terms and conditions for acceptance of the Mandatory Offer will be set out in the Mandatory Offer document to be published and sent to the registered shareholders in NEG Micon. The offer document is expected to be published on 12 March 2004.

In addition, Vestas will, as soon as possible, seek to carry through compulsory redemption of the remaining shares in NEG Micon. Accordingly, Vestas will cause NEG Micon to call an extraordinary general meeting within a short period of time for the purpose of adopting the necessary amendments to the Articles of Association regarding such redemption. The redemption of NEG Micon shares will be in cash. Acceptance of the Mandatory Offer is accordingly the last possiblility to exchange NEG Micon shares for shares in Vestas. The terms of the redemption will be

published when the Board of Directors of Vestas has taken the decision to carry out the redemption. Vestas will at the same time apply for the de-listing of the NEG Micon shares from the Copenhagen Stock Exchange.

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11.03.04

Unofficial translation

ARTICLES OF ASSOCIATION FOR

VESTAS WIND SYSTEMS A/S

§ 1. NAME, REGISTERED OFFICE AND OBJECTS

1.1. The Name of the Company is Vestas Wind Systems A/S. Furthermore, the Company operates a business under the secondary name Cotas Computer Technology A/S (Vestas Wind Systems A/S).

1.2. The registered office of the Company is located in the Municipality of Ringkøbing.

1.3. The object of the Company is to carry on development, manufacture, trading and service, including in respect of products within the wind turbine industry and any related business areas.

§ 2. SHARE CAPITAL AND SHARES

2.1. The Company's share capital amounts to DKK 130,171,577.00 (one hundred and thirty million one hundred and seventy-one thousand five hundred and seventy-seven Danish kroner 00/100) (130,171,577 shares), divided into shares in the denomination of DKK 1.00 and/or multiples thereof.

2.2. The share capital is fully paid up.

2.3. The Company's shares shall be registered with the Danish Securities Centre. Dividends on shares shall be payable through the Danish Securities Centre and shall be deposited in the dividend accounts registered with the Danish Securities Centre. The Danish Securities Centre shall receive notification of any rights relating to the Company's shares.

2.4. The Company's shares shall be registered on name and recorded in the Company's Register of Shareholders.

2.5. No shares shall carry any special rights.

2.6. No shareholder shall be under an obligation to allow his shares to be redeemed whether in whole or in part.

2.7. The Company's shares are negotiable instruments and freely transferable.

2.8. The Board of Directors shall ensure that a Register of Shareholders is kept. The Register of Shareholders shall contain a list of all the shares in the Company.

2.9. Shares, which are not reported for registration in the Danish Securities Centre, can be declared null and void by the Board of Directors without a prior court order in accordance with the pertinent statutory rules applying from time to time.

§ 3. AUTHORISATION TO INCREASE THE SHARE CAPITAL

3.1 The share capital can be increased as directed by the Board of Directors in respect of time and terms by one or more issues of new shares up to the sum of DKK 10,292,930.00 nominal value (10,292,930 shares).

The authorisation shall remain in force for a period of five years, until 1 January 2005, and can be prolonged by the General Meeting for one or more periods of up to five years each.

An increase of the share capital may be effected by cash payment as well as otherwise. The increase may be effected without regard to pre-emptive rights in favour of existing shareholders where the shares are offered for subscription at market price or as consideration for the Company's takeover of an existing undertaking or certain assets at a value corresponding to the value of the shares issued. In all cases other than those set out in the previous sentence, the Company's existing shareholders shall have a preferential right to subscribe for new shares on a pro rata basis in proportion to their shareholding.

3.2 The Board of Directors shall further, until 1 January 2007, be authorised to increase the share capital by one or more issues of new shares, and may disregard pre-emption rights in favour of the existing shareholders, up to the sum of 1,776,895.00 nominal value (1,776,895 shares) if such new shares are offered to the employees of the Company and its subsidiaries. Any such new shares shall be issued at a price to be determined by the Board of Directors, which price may include a discount.

3.3 Furthermore, until 1 January 2007 the Board of Directors shall be authorised to carry out one or more issues of warrants, and may disregard pre-emption rights in favour of the existing shareholders, of up to a total nominal amount of DKK 368,000 shares (368,000 shares) to key employees and/or Board Members with the Company and with companies within the group. However, the Board Members shall not receive warrants to subscribe for more than nominally DKK 41,000 shares (41,000 shares). No remuneration shall be paid for the receipt of the warrants.

Until 1 January 2007 the Board of Directors shall be authorised to effect one or more capital increases of up to a total nominal amount of DKK 368,000 without pre-emptive rights for the existing shareholders and against cash payment in connection with the exercise of the warrants at a price set by the Board of Directors, which may be a price that is a discount to the market value.

3.4 The Board of Directors shall be authorised, during the period ending on 31 December 2004, to increase the Company's share capital in one or more issues, as the Board of Directors may determine, without pre-emption rights to the company's existing shareholders, by up to a nominal of DKK 14,832,389.00 (14,832,389 shares) as consideration for the company's acquisition of shares in NEG Micon A/S.

3.5 In the event of capital increases pursuant to Article 3.1. - 3.4. the new shares shall be registered on name and recorded in the Company's Register of Shareholders. The shares

shall be negotiable instruments and in every respect carry the same rights as the existing shares, including in respect of redemption and restrictions on transferability of the shares. The new shares shall carry a right of dividend from such date as may be determined by the Board of Directors, however, not later than from the first financial year following the capital increase.

Any other terms and conditions for the warrants issued and for the capital increases effected in accordance with the authorisations laid down in Article 3.1. - 3.4. shall be determined by the Board of Directors.

§3a. ISSUANCE OF WARRANTS

3a.1 The Board of Directors has issued warrants for subscription by one or more issues by up to nom. value DKK 293,667 shares by cash payment at a price of DKK 465 per share of DKK 1. Nom. value DKK 24,087 of this is issued to members of the Board of Directors of the company.

3a.2 Nom. value DKK 123,335 of the shares can be subscribed for in full or in part in the period from 1 April 2003 up to and including 1 April 2004 in accordance with the terms and conditions specified below, provided that the owner of the warrants is employed by the company and not under notice or member of the Board of Directors of the company on 1 April 2003 and that the company receives written notice from the holder of the warrants to the effect that the warrants are exercised within the subscription period.

3a.3 Nom. value DKK 170,332 of the shares can be subscribed for in full or in part in the period from 1 April 2004 up to and including 1 December 2004 in accordance with the terms and conditions specified below, provided that the owner of the warrants is employed by the company and not under notice or member of the Board of Directors of the company on 1 April 2004 and that the company receives a written notice from the owner of the warrants to the effect that the warrants are exercised within the subscription period.

3a.4 Warrants that have not been exercised within the subscription period (1 April 2003 to 1 April 2004 and 1 April to 1 December 2004, respectively) shall expire.

3a.5 If the warrants are exercised, the holder of the warrants shall simultaneously with the notice regarding exercise of the warrants make cash payment to the company in accordance with the above, i.e. DDK 465 per subscribed share of DKK 1. Furthermore, in case the warrants have been exercised in full or in part, the warrants shall be returned to the company. In case of partial exercise, the company shall issue a new warrant certificate regarding the part not exercised.

3a.6 Any new shares that may be subscribed for pursuant to the warrants shall have the same rights as the existing shares pursuant to the Articles of Association, including that the new shares shall be negotiable instruments, shall be issued on name and registered in the protocol of shareholders. No restrictions on transferability of the new shares shall apply and no shareholders shall be obliged to have such shares redeemed. The shares shall enjoy dividend rights from the time of subscription.

3a.7 If, prior to the warrants being exercised, a resolution is adopted by the company to introduce share classes, then, following the adoption of such resolution, each share subscribed for based on a warrant shall be included in the highest ranking share class.

If, prior to the warrants being exercised, a resolution is adopted to issue new shares, warrants, or convertible instruments of indebtness at a premium or discount from market price, repurchase shares at a premium or discount from market price, decrease the share capital by repayment to the shareholders at a premium or discount from market price, issue treasury shares or change the par value of the shares, the number of warrants, which have been granted to the employees or the exercise price, shall be regulated, if necessary to maintain the value of the granted warrants immediately prior to the change of the company's capital. Payment of dividends does not trigger changes in the number of warrants or their exercise price.

Shares, warrants, options or convertible instruments of indebtness issued to employees, consultants, members of the Board of Directors or the like in the company or in any affiliated company in connection with this or any other incentive plan, shall not result in changes in the number or warrants or their exercise price.

If a resolution is adopted regarding merger with the company as the discontinuing company, the company can choose to continue the warrant agreement in the continuing company. If necessary to maintain the value of the granted warrants immediately prior to the merger, the number of warrants shall be regulated. If the company chooses not to continue the agreement in the continuing company, the warrants shall be released by subsequent cash redemption of the value. If the company merges with the company as the continuing company, the agreement shall continue unchanged.

The same applies if a resolution is adopted regarding split-up or exchange of all the shares of the company with shares in another company outside the group.

3a.8 Regardless of the provisions in the individual allotment document, the warrants can be exercised before the expiration of the subscription period upon change of ownership in the company or decision to liquidate the company. The warrants can be exercised in full or in part on the five first weekdays counting from the date of the notice regarding change of ownership/liquidation of the company. If the employee wishes only to exercise a part of the warrants, the part not exercised (from that allotment) shall expire.

By change of ownership is meant transfer of shares in the company, regardless of whether this takes place through purchase of existing shares or issuance of new shares which result in the same person or entity directly or indirectly controlling shares in the company representing more than 50% of the votes.

In case of change of ownership, the company can demand the employee to exercise any warrants not exercised and subsequently transfer its shares to the entity or person, which after change of ownership controls shares in the company representing more than 50% of the votes. Such transfer shall take place at the same price and at the same terms and conditions as apply to the transfer of the majority.

3a.9 For the purpose of implementing the capital increase associated with the exercise of the warrants, the Board of Directors shall be authorized to increase the share capital of the company during the period until 1 January 2005 by one or more issues by up to a total of nom. value DKK 293,667 by cash payment at a price of DKK 465 per share of the DKK 1 without any pre-emptive rights for the existing shareholders of the company. The specific terms and conditions for the subscription shall be determined by the Board of Directors.

§3b. ISSUANCE OF WARRANTS

3b.1 The Board of Directors has issued warrants for subscription by one or more issues by up to nom. value DKK 132,000 shares by cash payment at a price of DKK 114 per share of DKK 1. Nom. value DKK 9,000 of this is issued to members of the Board of Directors of the company.

3b.2 The shares can be subscribed for in full or in part in the period from 1 April 2004 up to and including 1 April 2005 in accordance with the terms and conditions specified below, provided that the owner of the warrants is employed by the company and not under notice or member of the Board of Directors of the company on 1 April 2004 and that the company receives written notice from the holder of the warrants to the effect that the warrants are exercised within the subscription period.

3b.3 Warrants that have not been exercised within the subscription period (1 April 2004 to 1 April 2005) shall expire.

3b.4 If the warrants are exercised, the holder of the warrants shall simultaneously with the notice regarding exercise of the warrants make cash payment to the company in accordance with the above, i.e. DDK 114 per subscribed share of DKK 1. Furthermore, in case the warrants have been exercised in full or in part, the warrants shall be returned to the company. In case of partial exercise, the company shall issue a new warrant certificate regarding the part not exercised.

3b.5 Any new shares that may be subscribed for pursuant to the warrants shall have the same rights as the existing shares pursuant to the Articles of Association, including that the new shares shall be negotiable instruments, shall be issued on name and registered in the

protocol of shareholders. No restrictions on transferability of the new shares shall apply and no shareholders shall be obliged to have such shares redeemed. The shares shall enjoy dividend rights from the time of subscription.

3b.6 If, prior to the warrants being exercised, a resolution is adopted by the company to introduce share classes, then, following the adoption of such resolution, each share subscribed for based on a warrant shall be included in the highest ranking share class.

If, prior to the warrants being exercised, a resolution is adopted by the company to issue new shares, warrants, or convertible instruments of indebtness at a premium or discount from market price, repurchase shares at a premium or discount from market price, decrease the share capital by repayment to the shareholders at a premium or discount from market price, issue treasury shares or change the par value of the shares, the number of warrants, which have been granted to the employees or the exercise price, shall be regulated, if necessary to maintain the value of the granted warrants immediately prior to the change of the company's capital. Payment of dividends does not trigger changes in the number of warrants or their exercise price.

Shares, warrants, options or convertible instruments of indebtness issued to employees, consultants, members of the Board of Directors or the like in the company or in any affiliated company in connection with this or any other incentive plan, shall not result in changes in the number or warrants or their exercise price.

If a resolution is adopted regarding merger with the company as the discontinuing company, the company can choose to continue the warrant agreement in the continuing company. If necessary to maintain the value of the granted warrants immediately prior to the merger, the number of warrants, which each employee is granted in the continuing company, shall be regulated. If the company chooses not to continue the agreement in the continuing company, the warrants shall be released by subsequent cash redemption of the value. If the company merges with the company as the continuing company, the agreement shall continue unchanged.

The same applies if a resolution is adopted regarding split-up or exchange of all the shares of the company with shares in another company outside the group.

3b.7 Regardless of the provisions in the individual allotment document, the warrants can be exercised before the expiration of the subscription period upon change of ownership in the company or decision to liquidate the company.

The warrants can be exercised in full or in part on the five first weekdays counting from the date of the notice regarding change of ownership/liquidation of the company. If the employee wishes only to exercise a part of the warrants, the part not exercised (from that allotment) shall expire.

By change of ownership is meant transfer of shares in the company, regardless of whether this takes place through purchase of existing shares or issuance of new shares which result in the same person or entity directly or indirectly controlling shares in the company representing more than 50% of the votes.

In case of change of ownership, the company can demand the employee to exercise any warrants not exercised and subsequently transfer its shares to the entity or person, which after change of ownership controls shares in the company representing more than 50% of the votes. Such transfer shall take place at the same price and at the same terms and conditions as apply to the transfer of the majority.

3b.8 For the purpose of implementing the capital increase associated with the exercise of the warrants, the Board of Directors shall be authorized to increase the share capital of the company during the period until 1 January 2007 by one or more issues by up to a total of nom. value DKK 132,000 by cash payment at a price of DKK 114 per share of the DKK 1 without any pre-emptive rights for the existing shareholders of the company. The specific terms and conditions for the subscription shall be determined by the Board of Directors.

§ 4. GENERAL MEETINGS; POWERS; VENUE AND NOTICE OF MEETINGS

4.1 The shareholders in General Meeting shall be the Company's supreme authority in all company matters subject to all relevant legislation and these Articles of Association.

4.2 General Meetings shall be held in the Municipality in which the Company's registered office is located, or in the Municipality of Copenhagen, as directed by the Board of Directors. The Annual General Meeting shall be held every year within four months after the end of the financial year.

4.3 Extraordinary General Meetings shall be held when deemed appropriate by the Board of Directors or the auditors. Extraordinary General Meetings shall further be held at the request of shareholders owning in the aggregate not less than 10 per cent of the share capital. Request shall be made in writing to the Board of Directors and contain a list of the specific business desired to be considered at the Extraordinary General Meeting. The Extraordinary Meeting shall be convened within 14 days after such request has been received by the Board of Directors.

4.4 General Meetings shall be convened by the Board of Directors by giving not less than eight days' and not more than four weeks' notice by announcement in a national daily newspaper as directed by the Board of Directors, and by notification by mail to all shareholders recorded in the Register of Shareholders, who have so requested.

4.5 The notice convening the Meeting shall contain an agenda of the Meeting and shall state the essentials of any proposals to amend the Articles of Association. Where the proposal includes a resolution to amend the Articles of Association pursuant to § 79 section 1 or 2

of the Danish Companies Act, the notice must, however, contain the full wording of the proposal, and a notice shall be sent to all shareholders recorded in the Register of Shareholders.

4.6 Any shareholder shall be entitled to have specific business considered at the Annual General Meeting if the shareholder in question submits a request in writing to the Board of Directors within two months after the end of the financial year.

§ 5. GENERAL MEETINGS; AGENDA

5.1 Not later than eight days prior to a General Meeting, the agenda and the complete proposals to be considered by the General Meeting – and with respect to an Annual General Meeting also the Annual Report – shall be available for inspection by the shareholders at the Company's registered office and, at the same time shall be forwarded to all shareholders of record who have so requested.

5.2 The agenda of the Annual General Meeting shall include the following business:

1. Report of the Board of Directors on the Company's activities during the past year.

2. Presentation and adoption of the Annual Report.

3. Resolution for the application of the profit or for the covering of the deficit according to the adopted Annual Report.

4. Resolution to discharge the Board of Directors and the Management Board of their obligations.

5. Election of members of the Board of Directors.

6. Appointment of auditors.

7. Any proposals from the Directors or shareholders, including any proposals authorising the Company to acquire own shares.

8. Any other business.

§ 6. GENERAL MEETINGS; VOTING RIGHTS

6.1 Each share amount of DKK 1.00 shall entitle the shareholder to one vote.

6.2 Any shareholder shall be entitled to attend a General Meeting, provided that he has requested an admission card at the office of the Company, or at such other place as is specified in the notice convening the General Meeting, not later than five days before the date of the relevant General Meeting. Registration of title in the Register of Shareholders or

the presentation of a document of title that has been issued by the relevant shareholders' bank ("the account-holding bank") shall be proof of that person's status as a shareholder. The document of title must not have been issued more than 14 days before the shareholder makes a request for an admission card.

6.3 Shareholders who are entitled to attend, and who have caused their shares to be entered in the Register of Shareholders or have reported and submitted proof of their acquisition, shall be entitled to vote.

6.4 Shareholders who have acquired shares by transfer can not exercise the voting rights attached to the shares in question at a General Meeting convened without such shares having been registered in the Register of Shareholders or the shareholder has reported and submitted proof of his acquisition. However, such transferred shareholding shall nevertheless be deemed represented at the relevant General Meeting, even when the voting right cannot be exercised, if the shares have been entered in the Register of Shareholders prior to the General Meeting, or the shareholder has reported and submitted proof of his acquisition.

6.5 Shareholders shall be entitled to attend General Meetings together with an adviser or by proxy. The adviser and the proxy shall present an admission card. Further, the proxy shall present a written and dated instrument of proxy, which may only be issued for a period of one year at a time.

6.6 All members of the Board of Directors and the Board of Management shall be entitled to attend General Meetings.

6.7 Journalists shall be admitted to the General Meetings of the Company.

§ 7. GENERAL MEETINGS; THE CHAIRMAN; RESOLUTIONS AND MINUTE BOOK

7.1 The General Meetings shall be presided over by a chairman elected by the Board of Directors. The chairman so elected shall decide all questions regarding the proceedings, the voting and the results of the voting.

7.2 All resolutions put to the vote of the shareholders at the General Meeting shall be adopted by a simple majority of votes, unless the Danish Companies Act or these Articles of Association prescribe special rules regarding representation and majority.

7.3 Unless a greater majority or unanimity is requested by the appropriate statues, the adoption of resolutions to amend these Articles of Association, or any resolutions for the dissolution of the Company, a demerger of the Company's assets or the merger of the Company with another company is subject to the affirmative votes of not less than two-thirds of the votes cast as well as of the voting share capital represented.

7.4 Minutes of the proceedings at a General Meeting shall be entered in a Minute Book and such minutes shall be signed by the chairman.

8. BOARD OF DIRECTORS

8.1 The Company shall be managed by, or be under the supervision of, a Board of Directors composed of not less than three nor more than eight members elected by the shareholders at a General Meeting. In addition, the Board of Directors shall include such members as are elected by the employees under the relevant provisions of the Danish Companies Act. Members elected by the shareholders at a General Meeting shall retire following Annual General Meeting but shall be eligible for re-election.

8.2 The Board of Directors shall elect a Chairman and possibly a Deputy Chairman from among their number. No member of the Management Board may be elected Chairman or Deputy Chairman.

8.3 The Board of Directors shall constitute a quorum when more than half of all the Board members are present.

8.4 The business transacted by the Board of Directors shall be decided by a simple majority of votes. In the event of an equality of votes, the Chairman or, in his absence, the Deputy Chairman (if such has been elected) shall have the casting vote.

8.5 The Board of Directors shall adopt Rules of Procedure containing detailed provisions regarding the execution of its duties.

8.6 Minutes of the Board Meetings shall be entered in a Minute Book, which shall be signed by all members of the Board of Directors.

8.7 Each member of the Board of Directors shall be compensated by an annual fee as determined by the General Meeting in connection with the adoption of the Annual Report.

§ 9. MANAGEMENT BOARD

9.1 The Board of Directors shall appoint a Management Board, composed of from one to six executive managers, to be in charge of the day-to-day operations of the Company. The Board of Directors shall specify the terms applicable to the executive managers' appointment and their area of responsibility. One of the executive managers shall be appointed Managing Director.

§ 10. AUTHORITY TO BIND THE COMPANY

10.1. The Company shall be bound in legal transactions by (i) the joint signatures of one member of the Management Board and the Chairman or Deputy Chairman of the Board of Directors or by (ii) the joint signatures of one member of the Management Board and two

members of the Board of Directors or by (iii) the joint signatures of all the members of the Board of Directors.

10.2. The Board of Directors may grant powers of procuration to individuals to sign either individually or jointly with others.

§ 11. AUDIT

11.1 The Company's Annual Report shall be audited by two state authorised public accountants to be appointed by the shareholders in General Meeting for the period until the next Annual General Meeting. Retiring auditors shall be eligible for re-election.

§ 12. ACCOUNTING YEAR

12.1 The Company's accounting year shall be the calendar year.

---oo0oo---

As adopted on 5 March 2004.

Klaus Søgaard



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Vestas Wind Syst
Alsvej 21
8900 Randers
Denmark
Tel. +45 97 30 00 00
Fax. +45 97 30 00 01

Vestas is the world lead technology and a driving development of the wind

Vestas' core business co development, manufactu marketing and mainten power systems.

>> Read more...

Ringkøbing, 12-03-2004

Stock exchange announcement no. 08/2004

Mandatory share exchange offer to the shareholders in NEG Micon

Vestas Wind Systems A/S ("Vestas") owns after the completion of the voluntary share exchange offer (the "Voluntary Share Exchange Offer") 25,167,611 shares in NEG Micon A/S ("NEG Micon") corresponding to more than 95% of the shares and the voting rights (excluding treasury shares) in NEG Micon.

Today, Vestas submits a mandatory share exchange offer (the "Mandatory Share Exchange Offer") pursuant to section 32 of the Danish Securities Trading Act to the shareholders in NEG Micon who did not accept the Voluntary Share Exchange Offer. The shareholders in NEG Micon will be offered one (1) newly issued share in Vestas for each share in NEG Micon, being the same exchange ratio as that offered in the Voluntary Share Exchange Offer dated 12 December 2003.

The Board of Directors of NEG Micon recommends that the NEG Micon shareholders accept the Mandatory Share Exchange Offer.

The Mandatory Share Exchange Offer is valid as of 12 March 2004 and expires at 20.00 Copenhagen time on 19 April 2004.

The Board of Directors of NEG Micon is expected to propose to the annual general meeting to be held on 16 April 2004 that the Articles of Association of NEG Micon be amended to include a redemption provision. Redemption will take place against cash and the Board of Directors of NEG Micon is expected to recommend that the redemption price be determined as the average market price of Vestas shares as quoted on the Copenhagen Stock Exchange during a period of five business days prior to the redemption request being made, up to a maximum of the market price of Vestas shares as quoted on the Copenhagen Stock Exchange the day before the redemption request is made. The redemption request is expected to be made at the end of April 2004. Following expiry of the redemption period, any outstanding shares in NEG Micon will be transferred to Vestas against payment of the cash redemption amount via the Danish Securities Centre ("Værdipapircentralen"). Accordingly, acceptance of the Mandatory Share Exchange Offer is the final opportunity to exchange NEG Micon shares for shares in Vestas.
The annual general meeting of NEG Micon to be held on 16 April 2004 is expected to authorise the Board of Directors of NEG Micon to cause the NEG Micon shares to be delisted from the Copenhagen Stock Exchange. The delisting is expected to be completed in May 2004.

The Mandatory Share Exchange offer document will be sent by mail to all registered shareholders in NEG Micon.

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Ringkøbing, 17-03-2004

Stock exchange announcement no. 10/2004

Large order for Vestas in Australia

Vestas - Australian Wind Technology Pty. Ltd., a wholly owned subsidiary of the Vestas Group, has received an order for a turnkey contract to be delivered to the Canunda Wind Farm project in Australia.

The contract comprises 23 units of Vestas V80-2.0 MW wind turbines with remote monitoring system, foundations, electrical and civil infrastructure as well as operation and maintenance of the power plant.

The 46 MW project is scheduled for completion in the beginning of 2005 and will be located near Millicent in South Australia. The project will be the first in Australia to utilise the V80-2.0 MW turbine.

The contract, which has a value to Vestas of more than mEUR 45, has been awarded by Canunda Power Pty. Ltd., a wholly owned subsidiary of International Power Plc based in the UK.

"We have positive expectations for the Australian market, where a large number of projects are in the planning phase", says Svend Sigaard, President and CEO of Vestas Wind Systems A/S and adds; "We are very pleased that Canunda Power Pty. Ltd. has chosen Vestas as supplier for this large project in South Australia."

The above mentioned order does not influence the Vestas Group's expectations for 2004, cf. Stock Exchange announcement no. 09/2004 of 17 March 2004.

Any questions may be addressed to the Board of Management at Vestas Wind Systems A/S, phone +45 9675 2575.

<< Back to overview

Vestas Wind Syste
Alsvej 21
8900 Randers
Denmark
Tel.: +45 97 30 00 00
Fax: +45 97 30 00 01

Vestas is the world lead
technology and a driving
development of the wind

Vestas' core business co
development, manufactu
marketing and maintena
power systems.

>> Read more...

Shareholder Information 1/2004


Vestas



In 2003, Vestas achieved a market share of 22.6 per cent – the same level as in 2002.

Results for 2003

On 17 March 2004, the Board of Directors of Vestas Wind Systems A/S ("Vestas") has approved the Vestas Group's Annual Report for 2003 and recommended it for adoption at the General Meeting on 21 April 2004. The accounts show the following:

(mEUR)	2003	2002	2001
Net turnover	1,653	1,395	1,282
Profit before financial income and expenses (EBIT)	74	74	143
Profit after financial income and expenses	53	60	149
Profit on ordinary activities before tax	54	60	392
Net profit for the year	36	45	340
Equity	613	596	567
Balance sheet total	1,390	1,269	1,009

The market for wind power grew again in 2003. The installed wind power capacity worldwide amounted to approximately 8,000 MW, equivalent to an increase of more than 10 per cent. Vestas' turnover increased by around 19 per cent from mEUR 1,395 to mEUR 1,653.

The market growth is lower than previously expected, which is primarily attributable to the development of the German and Italian markets. The total sales of Vestas Technology from Vestas Group companies and Vestas' associated company amounted to 1,812 MW, an increase of approximately 10 per cent. Vestas achieved a market share of 22.6 per cent, which is at the same level as in 2002. Vestas lost market shares in the USA, which was subject to special market conditions in 2003, whereas the market share outside the United States increased.

In 2003, around 98 per cent of the Group's turnover – or mEUR 1,627 – was generated outside Denmark. The income statement shows a profit before financial income, expenses and tax (EBIT) of mEUR 74, which is unchanged from the previous year. Profit after financial income and expenses amount to mEUR 53, a decrease of 12 per cent. Profit for the year before tax amount to mEUR 54 – a decrease of mEUR 6 in relation to 2002. On the basis of the following, the net profit for the year – mEUR 36 – is considered to be less satisfactory.

At the beginning of the year, Vestas' financial forecasts for 2003 pointed to turnover for the year of approximately bnEUR 1.7-1.8, with an EBIT-margin of around 8 per cent. Net working capital was expected to amount to around 35 per cent of the net turnover for the year. The unfavourable developments in the British pound and the American dollar, in particular, resulted in a sharpening of the competitive situation and pressure on sales prices, especially in the United States. For this reason, expectations for the EBIT-margin for the year was reduced to approximately 7 per cent in May 2003, cf. announcement no. 9/2003 of 28 May 2003 to the Copenhagen Stock Exchange.

In connection with the publication of the quarterly information for the third quarter 2003 (released in November 2003), the turnover forecast was adjusted to approximately bnEUR 1.7, at the lower end of the previously informed range of bnEUR 1.7-1.8. At the

same time, the projected EBIT-margin was adjusted down to approximately 5 per cent which is ascribable to the lower turnover and to the expectations of an early termination of the technology transfer agreement with Gamesa Eólica S.A. The potential costs linked to an early termination of the technology transfer agreement with Gamesa Eólica S.A. were evaluated as corresponding to approximately one percentage point. The signing of an agreement concerning the termination of the technology transfer agreement was made public in announcement no. 23/2003 of 12 December 2003 to the Copenhagen Stock Exchange.

In relation to announcement no. 22/2003 of 28 November 2003 to the Copenhagen Stock Exchange, the actual turnover and EBIT-margin matched expectations. Net working capital amounted to 36 per cent of the net turnover for the year, which is at the level expected. Capital expenditures in 2003 in tangible fixed assets amounted to mEUR 85, which is lower than the level expected. The deviation is mainly due to postponements of investments to 2004.

In general, the company's target for dividends is 25-35 per cent of the net result of the year. However, distribution of dividends will always be decided with due consideration for the Group's plan for growth and liquidity requirements. With reference to the planned capital increase in 2004, the Board of Directors recommends to the General Meeting that no dividend be paid for the financial year 2003.

Combination of Vestas and NEG Micon

In announcement no. 24/2003 of 12 December 2003 to the Copenhagen Stock Exchange, Vestas stated that the Boards of Directors of NEG Micon A/S ("NEG Micon") and Vestas had reached agreement on the conditions for a combination of the two companies. After the end of the financial year, the plans for combining Vestas and NEG Micon has become a reality. On 4 March 2004, more than 95 per cent of the shareholders of NEG Micon had accepted the voluntary offer of 12 December 2003 for exchanging NEG Micon shares into Vestas shares. On 12 December 2004, Vestas announced a mandatory share exchange offer to the remaining shareholders of NEG Micon. Vestas will carry out a compulsory redemption of the shares owned by shareholders who do not accept the mandatory share exchange offer. The redemption will be for cash, cf. announcement no. 08/2004 of 12 March 2004 to the Copenhagen Stock Exchange.

In continuation of the approval of Vestas' Annual Report 2003, the Board of Directors of Vestas today has appointed two new members of the Board of Management of Vestas. Mr. Torben Bjerre-Madsen (the current CEO of NEG Micon) has been appointed Executive Vice President and Deputy CEO and Mr. Knud Andersen (the current CPO of NEG Micon) has been appointed Executive Vice President and CPO of the combined group.

The integration of the two companies has just been initiated. It is the intention of the new management to inform in more details about the integration process in connection with the planned capital increase in May 2004. In connection with the planned capital increase, a prospectus will be prepared. The prospectus will include information from the group concerning market status etc. Consequently, the combined group will not publish quarterly information on 25 May 2004 as previously planned in "the old" Vestas.

Expectations for 2004

The expectations for 2004 described in the following sections are stated on the basis of full-year operations of the combined Group. From the perspective of accounting, the combination will be deemed to have come into effect on 1 March 2004.

The lack of extension of the PTC scheme before the end of 2003 has affected orders from the United States. This aside, orders from the other markets have been satisfactory and Vestas has a satisfactory order backlog at the beginning of 2004. The total backlog of firm and unconditional orders corresponds to five months' average production.

On this basis, expectations for the coming years are generally very positive. Expectations for 2004 are based on firm and unconditional orders, a number of conditional orders and planned projects.

The expectations for 2004 are unchanged compared to announcement no. 24/2003 of 12 December 2003 to the Copenhagen Stock Exchange. In 2004, the company thus expects a turnover of bnEUR 2.7-2.8 taking into account the combination of Vestas and NEG Micon. The EBIT-margin for 2004 is forecast to be approximately 7 per cent, including the effect of expected cost synergies of mEUR 14, but before integration and restructuring costs in connection with the combination. The EBIT-margin after integration and



The combined Group expects a turnover of bnEUR 2.7-2.8 in 2004.

restructuring costs but before amortisation is expected to be around 5 per cent. However, it must be noted that a continuing volatility in markets, exchange rates and finance opportunities may affect turnover and profits.

Investments in 2004 in tangible fixed assets are expected to total mEUR 140-150. NetWorkingCapital at the end of the year is expected to amount to 30-35 per cent of the net turnover for the full year.

The business activities of the Vestas Group are subject to a number of risks, which means that a degree of uncertainty is linked to all forecasts. More detailed information concerning the risks is included in Vestas' Annual Report 2003.

The profits of the Vestas Group are subject to seasonal fluctuations, which are generally attributable to the nature of the projects. Historically, turnover tends to be higher in the latter half of the financial year. The management thus expects 30-35 per cent of the turnover forecast for 2004 to be generated in the first six months.

For this reason, and on account of the desire to make optimal use of available production capacity, production is expected to balance out over the year as a whole. As a result, the balance sheet totals at 30 June 2004 are likely to show high inventories.

Capital increase

As announced in connection with the publication of the share exchange offer to the shareholders of NEG Micon on 12 December 2003, the Board of Directors of Vestas will recommend to the shareholders of the combined Group at the Ordinary General Meeting on 21 April 2004 that an increase in capital entailing proceeds in the region of mEUR 270 be implemented in May/June 2004. The Board of Directors is of the opinion that a stronger capital base is an important factor for the combined Group to achieve its strategic goals. The capital increase will be with pre-emption right for the company's existing shareholders and it is expected to take place in May/June 2004.

More detailed information concerning the company's annual accounts for 2003 and the expectations for 2004 is included in the Annual Report 2003, which can be downloaded from the homepage www.vestas.com. For receiving a hard copy of the Annual Report 2003, please contact Vestas Wind Systems A/S, phone +45 9675 2575.

The Annual General Meeting of Vestas Wind Systems A/S will be held on 21 April 2004 starting at 5 p.m. at the Rofi-Centre in Ringkøbing, Denmark.

Yours faithfully,
Vestas Wind Systems A/S

Bent Carlsen
Chairman of the Board of Directors

Svend Sigaard
President and CEO


Number of employees (at 31. Dec.)
6,500
6,000
5,500
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2,626
3,852
5,210
5,999
6,525
1999 2000 2001 2002 2003


Net turnover (mEUR)
1,950
1,800
1,650
1,500
1,350
1,200
1,050
900
750
600
450
300
150
0
634
869
1,282
1,395
1,653
1999 2000 2001 2002 2003


Profit before financial income and expenses, depreciation and amortisation (EBITDA) (mEUR)
260
240
220
200
180
160
140
120
100
80
60
40
20
0
84
122
179
124
142
1999 2000 2001 2002 2003


Profit before financial income and expenses (EBIT) (mEUR)
260
240
220
200
180
160
140
120
100
80
60
40
20
0
69
100
143
74
74
1999 2000 2001 2002 2003


Balance sheet total (mEUR)
1,300
1,200
1,100
1,000
900
800
700
600
500
400
300
200
100
0
377
612
1,009
1,269
1,390
1999 2000 2001 2002 2003


Equity (mEUR)
650
600
550
500
450
400
350
300
250
200
150
100
50
0
161
243
567
596
613
1999 2000 2001 2002 2003


Sales – total number of turbines
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
843
1,014
1,970
1,453
1,309
1999 2000 2001 2002 2003


Sales in MW
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
653
805
1,645
1,640
1,812
1999 2000 2001 2002 2003



The combination of Vestas and NEG Micon became a reality in 2004, and the integration of the two companies is well underway.



Vestas' new management team plans to provide more detailed information about the integration process in May 2004.

Pro forma income statement for the combined Group 2001-2003*

The following pages present the pro forma consolidated accounts figures for 2003 for Vestas Wind Systems A/S and NEG Micon A/S. The figures are stated in EUR. These pages also contain information about the consolidated sales figures in MW for the combined Group in the period 2001-2003.

	2003	2002	2001
	mEUR	mEUR	mEUR
Net turnover	**2,361.3**	**2,236.7**	**1,999.5**
Production costs	2,198.7	2,006.4	1,726.2
Gross profit	**162.6**	**230.3**	**273.3**
Distribution expenses	67.2	58.7	43.3
Administrative expenses	67.5	60.0	44.6
Capacity costs	**134.7**	**118.7**	**87.9**
Profit before financial items	**27.9**	**111.6**	**185.4**
Income from investments in associates before tax	0.6	1.0	20.8
Financial income	9.7	4.9	7.0
Financial expenses	52.4	28.9	27.4
Net financials	**(42.1)**	**(23.0)**	**0.4**
Profit after financial items	**(14.2)**	**88.6**	**185.8**
Received on receivable from Vestas RRB India Ltd. written down	1.2	0.0	1.1
Write down of financial fixed assets	0.0	0.0	(1.3)
Profit from sale of shares in Gamesa	0.0	0.0	243.4
Profit before tax	**(13.0)**	**88.6**	**429.0**
Corporation tax	18.0	21.8	61.3
Profit before minority interest	**(31.0)**	**66.8**	**367.7**
Minority interest	(0.5)	(0.2)	(0.3)
Net profit for the year	**(31.5)**	**66.6**	**367.4**

*) *The pro forma consolidated figures are unaudited.*

Pro forma balance sheets 2001-2003 for the combined Group*

Assets

	2003	2002	2001
	mEUR	mEUR	mEUR
Completed R&D projects	78.9	46.3	29.2
Goodwill	20.7	13.7	18.4
Software	7.4	5.0	0.1
Development projects in progress	24.2	23.9	15.0
Intangible assets	**131.2**	**88.9**	**62.7**
Land and buildings	202.3	175.8	137.8
Plant and machinery	174.7	159.8	83.7
Other fixtures, fittings, tools and equipment	69.9	44.8	35.0
Property, plant and equipment in progress	21.7	23.9	25.4
Property, plant and equipment	**468.6**	**404.3**	**281.9**
Investments in associated companies	1.9	2.3	3.0
Other receivables	4.0	1.7	2.0
Other investments, deposits, etc.	3.0	3.0	2.8
Fixed asset investments	**8.9**	**7.0**	**7.8**
Fixed assets	**608.7**	**500.2**	**352.4**
Inventories	**447.3**	**403.8**	**313.5**
Trade receivables	475.6	494.1	280.5
Sales value of orders in progress	459.8	491.7	375.5
Receivables from associates	7.3	3.2	11.1
Other receivables	123.5	109.2	181.2
Corporation tax	17.4	20.0	6.5
Deferred tax asset	27.2	17.8	13.7
Prepayments	6.5	12.7	8,9
Tilgodehavender	**1,117.3**	**1,148.7**	**877.4**
Receivables	**4.8**	**5.1**	**3.3**
Cash at bank and in hand	**38.2**	**53.9**	**35.9**
Current assets	**1,607.6**	**1,611.5**	**1,230.1**
Total assets	**2,216.3**	**2,111.7**	**1,582.5**

*) *The pro forma consolidated figures are unaudited.*

Pro forma balance sheets 2001-2003 for the combined Group*

Liabilities and equity

	2003	2002	2001
	mEUR	mEUR	mEUR
Share capital	50.0	50.1	47.4
Share premium account	218.9	239.2	167.5
Retained earnings	558.8	581.6	533.1
Proposed dividend for the year	0.0	10.6	21.2
Equity	**827.7**	**881.5**	**769.2**
Minority interests	**2.0**	**1.5**	**1.5**
Provision for deferred tax	53.2	50.1	36.0
Warranty provisions	156.4	150.4	114.3
Other provision	16.8	2.0	11.5
Pension obligations	1.2	0.0	0.0
Provisions	**227.6**	**202.5**	**161.8**
Mortgage debt	99.2	105.8	100.9
Credit institutions	141.9	74.5	14.3
Long-term debt	**241.1**	**180.3**	**115.2**
Short-term share of long-term debt	25.6	27.0	12.0
Prepayments from customers	107.6	48.8	29.8
Bank loans	191.0	245.1	78.9
Trade payables	401.5	348.0	266.3
Corporation tax	9.8	12.6	11.4
Other payables	182.4	164.4	136.4
Short-term debt	**917.9**	**845.9**	**534.8**
Debt	**1,159.0**	**1,026.2**	**650.0**
Liabilities and equity	**2,216.3**	**2,111.7**	**1,582.5**

*) *The pro forma consolidated figures are unaudited.*

The combined Group's sales in MW in 2001-2003

Sales in MW	2003			2002			2001		
	Vestas	NEG Micon	Total	Vestas	NEG Micon	Total	Vestas	NEG Micon	Total
Nordic countries	**59**	**24**	**83**	**294**	**168**	**462**	**82**	**76**	**158**
Sweden	34	12	46	31	2	33	27	23	50
Denmark	25	12	37	261	166	427	51	53	104
Finland	–	–	–	2	–	2	–	–	–
Norway	–	–	–	–	–	–	4	–	4
Other countries in Europe	**1,041**	**488**	**1,529**	**989**	**542**	**1,531**	**798**	**590**	**1,388**
Germany	613	218	831	582	270	852	525	298	823
Spain	–	201	201	–	178	178	–	239	239
The Netherlands	114	30	144	124	28	152	20	20	40
United Kingdom	94	19	113	44	3	47	46	2	48
Austria	88	8	96	24	–	24	11	–	11
Italy	51	–	51	146	–	146	150	11	161
Portugal	27	5	32	7	5	12	14	–	14
Ireland	25	–	25	13	–	13	4	–	4
Belgium	12	2	14	4	–	4	1	–	1
France	5	4	9	11	3	14	1	–	1
Greece	8	–	8	3	55	58	1	20	21
Slovakia	3	–	3	–	–	–	–	–	–
Poland	–	1	1	30	–	30	23	–	23
Rumania	1	–	1	–	–	–	–	–	–
Latvia	–	–	–	1	–	1	–	–	–
Switzerland	–	–	–	–	–	–	2	–	2
Rest of the world	**712**	**343**	**1,055**	**357**	**323**	**680**	**765**	**209**	**974**
USA	347	146	493	172	119	291	634	124	758
India	37	134	171	18	74	92	15	22	37
Japan	92	5	97	12	30	42	44	43	87
China	27	32	59	10	8	18	–	20	20
Egypt	54	–	54	–	–	–	–	–	–
Canada	46	–	46	92	–	92	48	–	48
Australia	45	–	45	32	87	119	1	–	1
Iran	39	–	39	15	–	15	–	–	–
Jamaica	–	21	21	–	–	–	–	–	–
New Zealand	20	–	20	–	–	–	–	–	–
South Korea	5	3	8	–	4	4	1	–	1
Argentina	–	2	2	–	1	1	–	–	–
Taiwan	–	–	–	4	–	4	–	–	–
South Africa	–	–	–	2	–	2	–	–	–
Costa Rica	–	–	–	–	–	–	20	–	20
Chile	–	–	–	–	–	–	2	–	2
Total	**1,812**	**855**	**2,667**	**1,640**	**1,033**	**2,673**	**1,645**	**875**	**2,520**
Total world market*	**8,000**	**8,000**	**8,000**	**7,227**	**7,227**	**7,227**	**6,824**	**6,824**	**6,824**
World market share	**22.6%**	**10.7%**	**33.3%**	**22.7%**	**14.3%**	**37.0%**	**24.1%**	**12.8%**	**36.9%**

*) *Source: "World Market Update 2002", BTM Consult ApS, March 2003 and Vestas' estimate for 2003.*



Vestas Wind Systems A/S
Smed Sørensens Vej 5
6950 Ringkøbing
Denmark
Tel. +45 96 75 25 75
Fax +45 97 30 24 36
vestas@vestas.com
www.vestas.com



Ringkøbing, 02-04-2004

Stock exchange announcement no. 12/2004

Vestas' quarterly statement for Insiders' holding of Vestas shares as per 31 March 2004

In accordance with Section 37 of the Danish Securities Trading Act, Vestas hereby provides a quarterly statement for Insiders' and their intimates' holding of Vestas shares. The quarterly statement is based on information reported by Insiders to Vestas (securities code DK0010268606).

	Holding of shares	Market value (DKK)
The Board of Director's holding	88,882	8,754,877
The Board of Management's holding	131,281	12,931,179
The Insiders' total holding	532,469	52,448,197

The market value is calculated based on the closing price of Vestas shares on the Copenhagen Stock Exchange on 1 April 2004 (share price DKK 98.50).

Any questions may be addressed to the Board of Management at Vestas Wind Systems A/S, phone +45 96 752575.

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Vestas is the world lead
technology and a driving
development of the wind

Vestas' core business co
development, manufact
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power systems.

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Ringkøbing, 21-04-2004

Stock exchange announcement no. 17/2004

Result of Vestas' mandatory share exchange offer (the "Mandatory Share Exchange Offer") to the shareholders of NEG Micon

On expiry of the Mandatory Share Exchange Offer period on 19 April 2004, Vestas Wind Systems A/S ("Vestas") had received acceptances in respect of the Mandatory Share Exchange Offer from shareholders holding 1,011,803 shares (including the 377,000 NEG Micon A/S ("NEG Micon") treasury shares that were sold on 14 April 2004 as acceptance shares) and representing 3.8 per cent of the shares and the voting rights in NEG Micon. Vestas has in total received acceptances in respect of the Voluntary and Mandatory Share Exchange Offers from shareholders holding 26,179,414 shares representing 98.0 per cent of the shares and the voting rights in NEG Micon.

Accordingly, the Board of Directors of Vestas has resolved to increase Vestas' share capital by DKK 1,011,803, corresponding to 1,011,803 Vestas shares, as consideration for shares of NEG Micon, in accordance with the authorisation granted by the shareholders of Vestas at the extraordinary general meeting held on 30 December 2003.

The last day of trading in NEG Micon Acceptance Shares will be 22 April 2004. The new shares in Vestas are expected to be admitted for listing on the Copenhagen Stock Exchange on 23 April 2004 under the existing Vestas securities code (DK001026860-6). The exchange of NEG Micon Acceptance Shares for new Vestas shares will be effected on 27 April 2004 at the Danish Securities Centre.

At the annual general meeting of NEG Micon held on 16 April 2004, the company's articles of association were amended to the effect that Vestas, which holds more than 90% of the shares and the voting rights in NEG Micon, may require, on written demand to the Board of Directors of NEG Micon and the company's other shareholders and by concurrently advertising to that effect, always in accordance with the rules for convening general meetings, that such other shareholders allow their shares to be redeemed by Vestas.

Vestas intends to redeem the remaining 531,613 shares in NEG Micon as soon as possible.

Redemption shall be effected against consideration in cash corresponding to lower of the average market price (all trades) of Vestas shares as quoted on the Copenhagen Stock Exchange during the five business days prior to the date the Mandatory Share Exchange Offer was made (12 March 2004) (i.e. at DKK 107.51 per share) and the market price of Vestas shares (all trades) as quoted on the Copenhagen Stock Exchange on the day before the redemption request is made. The redemption will

http://www.vestas.com/uk/news/press/newsDetails_UK.asp?ID=63 3/8/2005




Vestas Wind Syste
Alsvej 21
8900 Randers
Denmark
Tel.: +45 97 30 00 00
Fax: +45 97 30 00 01

Vestas is the world lead technology and a driving development of the wind

Vestas' core business co development, manufactu marketing and maintena power systems.

>> Read more...

Ringkøbing, 02-04-2004

Stock exchange announcement no. 12/2004

Vestas' quarterly statement for Insiders' holding of Vestas shares as per 31 March 2004

In accordance with Section 37 of the Danish Securities Trading Act, Vestas hereby provides a quarterly statement for Insiders' and their intimates' holding of Vestas shares. The quarterly statement is based on information reported by Insiders to Vestas (securities code DK0010268606).

	Holding of shares	Market value (DKK)
The Board of Director's holding	88,882	8,754,877
The Board of Management's holding	131,281	12,931,179
The Insiders' total holding	532,469	52,448,197

The market value is calculated based on the closing price of Vestas shares on the Copenhagen Stock Exchange on 1 April 2004 (share price DKK 98.50).

Any questions may be addressed to the Board of Management at Vestas Wind Systems A/S, phone +45 96 752575.

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Ringkøbing, 14-04-2004

Stock exchange announcement no. 13/2004

The English competition authorities approve the combination of Vestas Wind Systems A/S and NEG Micon A/S

On 23 February 2004 Vestas Wind Systems A/S announced that the company had received approvals from the competition authorities in all the countries in which notification of the combination was required.

At the same time the company announced that the English competition authorities (Office of Fair Trading) had requested and received information regarding the combination for the purpose of investigating the combination.

Vestas Wind Systems A/S has now received approval from the English competition authorities.

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Vestas Wind Syste
Alsvej 21
8900 Randers
Danmark
Tel. +45 97 30 00 00
Fax. +45 97 30 00 01


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Ringkøbing, 14-04-2004

Stock exchange announcement no. 14/2004

NEG Micon A/S' has sold its holding of treasury shares

Today NEG Micon A/S has sold its holding of 377,000 treasury shares.

In 2002 the shares were acquired with a view to cover the company's warrant programme then in force.

After the disposal neither Vestas Wind Systems A/S nor NEG Micon A/S own treasury shares.

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Vestas is the world lead
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development, manufactu
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Vestas Wind Syst
Alsvej 21
8900 Randers
Danmark
Tel.: +45 97 30 00 00
Fax: +45 97 30 00 01

Vestas is the world lead technology and a driving development of the wind

Vestas' core business co development, manufactu marketing and maintena power systems.

>> Read more...

Ringkøbing, 21-04-2004

Stock exchange announcement no. 17/2004

Result of Vestas' mandatory share exchange offer (the "Mandatory Share Exchange Offer") to the shareholders of NEG Micon

On expiry of the Mandatory Share Exchange Offer period on 19 April 2004, Vestas Wind Systems A/S ("Vestas") had received acceptances in respect of the Mandatory Share Exchange Offer from shareholders holding 1,011,803 shares (including the 377,000 NEG Micon A/S ("NEG Micon") treasury shares that were sold on 14 April 2004 as acceptance shares) and representing 3.8 per cent of the shares and the voting rights in NEG Micon. Vestas has in total received acceptances in respect of the Voluntary and Mandatory Share Exchange Offers from shareholders holding 26,179,414 shares representing 98.0 per cent of the shares and the voting rights in NEG Micon.

Accordingly, the Board of Directors of Vestas has resolved to increase Vestas' share capital by DKK 1,011,803, corresponding to 1,011,803 Vestas shares, as consideration for shares of NEG Micon, in accordance with the authorisation granted by the shareholders of Vestas at the extraordinary general meeting held on 30 December 2003.

The last day of trading in NEG Micon Acceptance Shares will be 22 April 2004. The new shares in Vestas are expected to be admitted for listing on the Copenhagen Stock Exchange on 23 April 2004 under the existing Vestas securities code (DK001026860-6). The exchange of NEG Micon Acceptance Shares for new Vestas shares will be effected on 27 April 2004 at the Danish Securities Centre.

At the annual general meeting of NEG Micon held on 16 April 2004, the company's articles of association were amended to the effect that Vestas, which holds more than 90% of the shares and the voting rights in NEG Micon, may require, on written demand to the Board of Directors of NEG Micon and the company's other shareholders and by concurrently advertising to that effect, always in accordance with the rules for convening general meetings, that such other shareholders allow their shares to be redeemed by Vestas.

Vestas intends to redeem the remaining 531,613 shares in NEG Micon as soon as possible.

Redemption shall be effected against consideration in cash corresponding to lower of the average market price (all trades) of Vestas shares as quoted on the Copenhagen Stock Exchange during the five business days prior to the date the Mandatory Share Exchange Offer was made (12 March 2004) (i.e. at DKK 107.51 per share) and the market price of Vestas shares (all trades) as quoted on the Copenhagen Stock Exchange on the day before the redemption request is made. The redemption will

result in a maximum aggregate cash cost to Vestas of DKK 57.2 million.

At the same time, Vestas intends to apply for a delisting of NEG Micon from the Copenhagen Stock Exchange pursuant to the authorisation granted by the shareholders at the annual general meeting of NEG Micon held on 16 April 2004.

Vestas Wind Systems A/S

Bent Erik Carlsen
Chairman

Svend Sigaard
President and CEO

NEG Micon A/S

Bent Erik Carlsen
Chairman

Torben Bjerre-Madsen
President and CEO

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Ringkøbing, 22-04-2004

Stock exchange announcement no. 19/2004

Announcement on changes in Insiders' holding of Vestas shares

In accordance with Section 37 of Danish Securities Trading Act, Vestas Wind Systems A/S is required on a daily basis to publish Insiders' trading in Vestas shares, in case net trading for the Insiders and their intimates as a group exceeds DKK 50,000.

Please find below a statement of the trading of the Vestas share by Insiders as reported to Vestas Wind Systems A/S on 21 April 2004 (securities code DK0010268606).

Net number of shares sold	2,000
Net market value of traded shares	DKK 200,000
The Insiders' total holding	521,239
Market value of the Insiders' holding	DKK 52,123,900

The market value of the Insiders' holding is calculated based on the closing price of Vestas shares on the Copenhagen Stock Exchange A/S on 21 April 2004 (share price DKK 100.00).

Any questions may be addressed to the Executive Management at Vestas Wind Systems, phone +45 96 752575.

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Vestas' core business co development, manufactu marketing and maintena power systems.

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Ringkøbing, 27-04-2004

Stock exchange announcement no. 20/2004

Notice requesting redemption of shares in NEG Micon A/S

Vestas Wind Systems A/S that holds a total of 26,179,414 shares in NEG Micon A/S, corresponding to approximately 98% of the company's aggregate share capital, has decided to exercise its right to request redemption of shares granted under the articles of association.

Accordingly, Vestas Wind Systems A/S hereby requests the company's other shareholders to allow their shares to be redeemed by Vestas Wind Systems A/S against a cash payment of DKK 97.96 per share. The cash payment to be made upon redemption corresponds to the market price (all trades) quoted on the day preceding the submission of the notice requesting redemption. Pursuant to the company's articles of association, redemption shall be effected at the average market price (all trades) quoted for Vestas Wind Systems A/S during the five trading days prior to the date of the mandatory offer, however, not in excess of the market price (all trades) on the day before the submission of the notice requesting redemption.

NEG Micon A/S' shareholders are therefore requested to instruct their bank or stockbroker on Friday, 14 May 2004, at the latest, to transfer their shares in NEG Micon A/S to Vestas Wind Systems A/S as per 14 May 2004.

Shares in NEG Micon A/S that have not on Friday, 14 May 2004, at the latest, been transferred to Vestas Wind Systems A/S will be transferred on 19 May 2004 against payment of the above-mentioned consideration into the dividend account attached to the individual share deposit account. In the event that Vestas Wind Systems A/S due to lack of information will be unable to make the above-mentioned payments to certain shareholders, the relevant amounts will be deposited pursuant to the provisions set out in the Danish Act on the Debtor's Right of Discharge by Deposit ("Lov om skyldneres ret til at frigøre sig ved deponering").

This notice is submitted to all registered shareholders in NEG Micon A/S and to the members of the company's board of directors. Furthermore, this notice will be published in accordance with the provisions laid down in NEG Micon A/S' articles of association governing the convening of general meetings.

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28.04.04

Unofficial translation



ARTICLES OF ASSOCIATION FOR

VESTAS WIND SYSTEMS A/S

§ 1. NAME, REGISTERED OFFICE AND OBJECTS

1.1. The name of the Company is Vestas Wind Systems A/S. The Company also carries on business under the secondary name Cotas Computer Technology A/S (Vestas Wind Systems A/S).

1.2. The registered office of the Company is located in the municipality of Randers.

1.3. The objects of the Company are to carry on development, manufacture, trading and service activities, including activities in respect of wind turbine industry products and any related business areas.

§ 2. SHARE CAPITAL AND SHARES

2.1. The Company's share capital amounts to DKK 131,183,380 (one hundred and thirty-one million one hundred and eighty-three thousand and three hundred eighty Danish kroner 00/100) (131,183,380 shares), divided into shares in the denomination of DKK 1.00 and/or multiples thereof.

2.2. The share capital is fully paid up.

2.3. The Company's shares shall be registered with VP Securities Services (Værdipapircentralen). Dividends on shares shall be paid through VP Securities Services and be deposited in the dividend accounts registered with VP Securities Services. VP Securities Services shall receive notification of any rights relating to the Company's shares.

2.4. The Company's shares shall be registered in the name of the holder and recorded in the Company's Register of Shareholders.

2.5. No shares shall carry any special rights.

2.6. No shareholder shall be under an obligation to allow his shares to be redeemed whether in whole or in part.

2.7. The Company's shares are negotiable instruments and freely transferable.

2.8. The Board of Directors shall ensure that a Register of Shareholders is kept. The Register of Shareholders shall contain a list of all the shares in the Company.

2.9. Shares which are not registered with VP Securities Services may be cancelled by the Board of Directors without a court order in accordance with the statutory provisions in force from time to time.

§ 3. AUTHORISATION TO INCREASE THE SHARE CAPITAL

3.1. The share capital can be increased at the Board of Directors' discretion in respect of time and terms in one or more issues of new shares up to an amount of DKK 10,292,930.00 nominal value (10,292,930 shares).

The authorisation shall remain in force for a period of five years, until 1 January 2009, and it may be extended by the General Meeting for one or more periods of up to five years each.

An increase of the share capital may be effected by cash payment as well as in other ways. The increase may be effected without regard to the pre-emption rights granted to existing shareholders provided that the shares are offered for subscription at market price or as consideration for the Company's takeover of an existing undertaking or certain assets at a value corresponding to the value of the shares issued. In all cases other than those set out in the previous sentence, the Company's existing shareholders shall be entitled to subscribe for the new shares on a pro rata basis in proportion to their shareholding.

3.2. The Board of Directors shall further, until 1 January 2007, be authorised to increase the share capital in one or more issues of new shares without regard to the pre-emption rights granted to the existing shareholders, up to the sum of DKK 1,776,895.00 nominal value (1,776,895 shares) in connection with the offering of such shares to the employees of the Company and its affiliated companies. Any such new shares shall be issued at a subscription price to be determined by the Board of Directors, which price may be at a discount to prevailing or future market prices.

3.3. Until 1 January 2007, the Board of Directors shall be authorised to carry out one or more issues of warrants without regard to the pre-emption rights granted to the existing shareholders of up to a total nominal amount of DKK 368,000 shares (368,000 shares) to key employees and/or Board Members with the Company and with affiliated companies. However, the grant of warrants to Board Members to subscribe shall not exceed a total nominal amount of DKK 41,000 shares (41,000 shares). No consideration shall be paid in respect of the grant of warrants.

Until 1 January 2007, the Board of Directors shall be authorised to carry out one or more capital increases of up to a total nominal amount of DKK 368,000 without pre-emption rights to the existing shareholders and against cash payment in connection with the exercise of the warrants at a price set by the Board of Directors, which price may be at a discount to market prices.

3.4. Until 31 December 2004, the Board of Directors shall be authorised to increase the Company's share capital in one or more issues, as the Board of Directors may determine, without pre-emption rights to the Company's existing shareholders, by up to a nominal amount of DKK 13,820,586 (13,820,586 shares) as consideration for the Company's acquisition of shares in NEG Micon A/S.

3.5. Until the Annual General Meeting in 2005, the Board of Directors shall be authorised to carry out one or more capital increases of the Company's share capital with pre-emption rights to the Company's existing shareholders by up to a nominal amount of DKK 45,000,000.00 (45,000,000 shares).

3.6. In the event of capital increases pursuant to Articles 3.1 - 3.5, the new shares shall be registered in the name of the holder and recorded in the Company's Register of Shareholders. The shares shall be negotiable instruments and in every respect carry the same rights as the existing shares, including redemption rights and restrictions on transferability of the shares. The new shares shall carry a right of dividend from such date as may be determined by the Board of Directors, however, not later than from the first financial year following the capital increase.

Any other terms and conditions governing the warrants issued and the capital increases effected in accordance with the authorisations laid down in Articles 3.1 - 3.5 shall be determined by the Board of Directors.

§ 3a. ISSUANCE OF WARRANTS

3a.1. The Board of Directors has issued warrants for subscription in one or more issues of up to a nominal value of DKK 170,332 shares by cash payment at a price of DKK 465 per share of DKK 1. A nominal amount of DKK 24,087 thereof is issued to members of the Company's Board of Directors.

3a.2. Annulled.

3a.3. A nominal amount of DKK 170,332 of the shares may be subscribed in full or in part in the period 1 April 2004 to 1 December 2004 in accordance with the terms and conditions specified below, provided that the owner of the warrants is employed by the Company and is not under notice or is a member of the Board of Directors of the Company on 1 April 2004, and provided that the Company receives written notification from the holder of the warrants to the effect that the warrants are exercised within the subscription period.

3a.4. Warrants that have not been exercised within the subscription period, 1 April to 1 December 2004, shall lapse.

3a.5. If the warrants are exercised, the holder of the warrants shall simultaneously with the submission of the notification regarding the exercise of the warrants make a cash payment to the Company as specified above, i.e. DDK 465 per subscribed share of DKK 1. Furthermore, in case the warrants are exercised in full or in part, the warrants shall be returned to the Company. In case of exercise in part, the Company shall issue a new warrant certificate regarding the part not exercised.

3a.6. Any new shares that may be subscribed pursuant to the warrants shall carry the same rights as the existing shares pursuant to the Articles of Association; thus the new shares shall be negotiable instruments, they shall be issued in the name of the holder and they shall be registered in the Register of Shareholders. No restrictions on transferability of the new shares shall apply to the shares, and no shareholder shall be under an obligation to allow his shareholding to be redeemed. The shares shall enjoy dividend rights from the time of subscription.

3a.7. If, prior to the warrants being exercised, a resolution is adopted by the Company to introduce share classes, then, following the adoption of such resolution, each share subscribed for based on a warrant shall belong to the highest ranking share class.

If, prior to the warrants being exercised, a resolution is adopted to issue new shares, warrants or convertible instruments of indebtedness at a premium or discount from market price, to repurchase own shares at a premium or discount from market price, to decrease the share capital by repayment to the shareholders at a premium or discount from market price, to issue bonus shares or to change the par value of the shares, then, the number of warrants granted to the employees or the exercise price shall be adjusted if so required to maintain the value of the granted warrants immediately prior to the change of the Company's capital. The

payment of dividends does not give rise to any changes in the number of warrants or their exercise price.

Shares, warrants, options or convertible instruments of indebtedness issued to employees, consultants, members of the Board of Directors or the like in the Company or in any affiliated company in connection with this or any other incentive plan, shall not result in changes in the number or warrants or their exercise price.

If a resolution is adopted regarding a merger, with the Company as the discontinuing company, the Company can choose to continue the warrant agreement in the continuing company. If it becomes necessary to maintain the value of the granted warrants immediately prior to the merger, the number of warrants granted shall be adjusted. If the Company chooses not to continue the agreement in the continuing company, the warrants shall be released by subsequent cash redemption of the value. If the Company merges with the Company as the continuing company, the agreement shall continue unchanged.

The same applies if a resolution is adopted regarding split-up or exchange of all the shares of the Company with shares in another company outside the group.

3a.8. Regardless of the provisions in the individual allotment document, the warrants can be exercised before the expiration of the subscription period upon change of ownership in the Company, or in the event that it is decided to liquidate the Company. The warrants can be exercised in full or in part on the first five weekdays counting from the date of the notice regarding change of ownership/liquidation of the Company. If the employee wishes to exercise only a part of the warrants, the part not exercised (from that allotment) shall lapse.

The transfer of shares in the Company constitutes change of ownership, regardless of whether it takes place through the purchase of existing shares and/or the subscription of new shares resulting in the same person or entity, directly or indirectly, holding shares in the Company representing more than 50% of the votes.

In case of change of ownership, the Company can demand the employee to exercise any warrants not exercised and subsequently transfer his shares to the entity or person that after the change of ownership holds shares in the Company representing more than 50% of the votes. Such transfer shall be effected at the same price and on the same terms and conditions as apply to the transfer of the majority.

3a.9. For the purpose of carrying out the capital increase associated with the exercise of the warrants, the Board of Directors shall be authorised to increase the share capital of the Company during the period until 1 January 2005 in one or more issues by up to a total nominal value of DKK 170,332 by cash payment at a price of DKK 465 per share of the DKK 1 without any pre-emption rights to the existing shareholders of the Company. The specific terms and conditions for the subscription shall be determined by the Board of Directors.

§ 3b. ISSUANCE OF WARRANTS

3b.1. The Board of Directors has issued warrants for subscription in one or more issues of up to a nominal value of DKK 132,000 shares by cash payment at a price of DKK 114 per share of DKK 1. A nominal amount of DKK 9,000 thereof is issued to members of the Company's Board of Directors.

3b.2. The shares can be subscribed for in full or in part in the period from 1 April 2004 to 1 April 2005 in accordance with the terms and conditions specified below, provided that the owner of the warrants is employed by the Company and is not under notice or is a member of the Board of Directors of the Company on 1 April 2004, and provided that the Company receives written notification from the holder of the warrants to the effect that the warrants are exercised within the subscription period.

3b.3. Warrants that have not been exercised within the subscription period, 1 April 2004 to 1 April 2005, shall lapse.

3b.4. If the warrants are exercised, the holder of the warrants shall simultaneously with the submission of the notification regarding the exercise of the warrants make a cash payment to the Company as specified above, i.e. DDK 114 per subscribed share of DKK 1. Furthermore, in case the warrants are exercised in full or in part, the warrants shall be returned to the Company. In case of exercise in part, the Company shall issue a new warrant certificate regarding the part not exercised.

3b.5. Any new share that may be subscribed for pursuant to the warrants shall carry the same rights as the existing shares pursuant to the Articles of Association; thus the new shares shall be negotiable instruments, they shall be issued in the name of the holder and they shall be registered in the Register of Shareholders. No restrictions on transferability of the new shares shall apply to the shares, and no shareholder shall be under an obligation to allow his/her shareholding to be redeemed. The shares shall enjoy dividend rights from the time of subscription.

3b.6. If, prior to the warrants being exercised, a resolution is adopted by the Company to introduce share classes, then, following the adoption of such resolution, each share subscribed for based on a warrant shall belong to the highest ranking share class.

If, prior to the warrants being exercised, a resolution is adopted by the Company to issue new shares, warrants or convertible instruments of indebtedness at a premium or discount from market price, to repurchase own shares at a premium or discount from market price, to decrease the share capital by repayment to the shareholders at a premium or discount from market price, to issue bonus shares or change the par value of the shares, then, the number of warrants granted to the employees or the exercise price shall be adjusted, if so required to maintain the value of the granted warrants immediately prior to the change of the Company's capital. The payment of dividends does not give rise to any changes in the number of warrants or their exercise price.

Shares, warrants, options or convertible instruments of indebtedness issued to employees, consultants, members of the Board of Directors or the like in the

Company or in any affiliated company in connection with this or any other incentive plan, shall not result in changes in the number or warrants or their exercise price.

If a resolution is adopted regarding a merger with the Company as the discontinuing company, the Company can choose to continue the warrant agreement in the continuing company. If it becomes necessary to maintain the value of the granted warrants immediately prior to the merger, the number of warrants granted to each employee in the continuing company, shall be adjusted. If the Company chooses not to continue the agreement in the continuing company, the warrants shall be released by subsequent cash redemption of the value. If the Company merges with the Company as the continuing company, the agreement shall continue unchanged.

The same applies if a resolution is adopted regarding split-up or exchange of all the shares of the Company with shares in another company outside the group.

3b.7. Regardless of the provisions in the individual allotment document, the warrants can be exercised before the expiration of the subscription period upon change of ownership in the Company, or in the event that it is decided to liquidate the Company. The warrants can be exercised in full or in part on the first five weekdays counting from the date of the notice regarding change of ownership/liquidation of the Company. If the employee wishes to exercise only a part of the warrants, the part not exercised (from that allotment) shall lapse.

The transfer of shares in the Company constitutes change of ownership, regardless of whether it takes place through the purchase of existing shares and/or subscription of new shares resulting in the same person or entity, directly or indirectly, holding shares in the Company representing more than 50% of the votes.

In case of change of ownership, the Company can demand the employee to exercise any warrants not exercised and subsequently transfer his/her shares to the entity or person that after the change of ownership holds shares in the Company representing more than 50% of the votes. Such transfer shall be effected at the same price and on the same terms and conditions as apply to the transfer of the majority.

3b.8. For the purpose of carrying out the capital increase associated with the exercise of the warrants, the Board of Directors shall be authorised to increase the share capital of the Company during the period until 1 January 2007 in one or more issues by up to a total of nom. value DKK 132,000 by cash payment at a price of DKK 114 per share of the DKK 1 without any pre-emption rights to the existing shareholders of the Company. The specific terms and conditions for the subscription shall be determined by the Board of Directors.

§ 4. GENERAL MEETINGS; POWERS; VENUE AND NOTICE OF MEETINGS

4.1. The shareholders in General Meeting shall be the Company's supreme authority in all company matters subject to the relevant legislation and these Articles of Association.

4.2. General Meetings shall be held in the municipality in which the Company's registered office is located, or in the municipality of Copenhagen, at the Board of Directors' discretion. The Annual General Meeting shall be held every year within four months after the end of the financial year.

4.3. Extraordinary General Meetings shall be held when deemed appropriate by the Board of Directors or the auditors. Extraordinary General Meetings shall further be held at the request of shareholders owning in the aggregate not less than 10 per cent of the share capital. Request shall be made in writing to the Board of Directors. The request shall contain a list of the specific business to be considered at the Extraordinary General Meeting. The Extraordinary Meeting shall be convened within 14 days after such request has been received by the Board of Directors.

4.4. General Meetings shall be convened by the Board of Directors by giving not less than eight days' and not more than four weeks' notice by announcement in a national daily newspaper at the Board of Directors' discretion and by ordinary letter to all shareholders recorded in the Register of Shareholders, who have so requested.

4.5. The notice convening the General Meeting shall contain an agenda of the Meeting and state the essentials of any proposals to amend the Articles of Association. Where the proposal includes a resolution to amend the Articles of Association pursuant to section 79(1) or (2) of the Danish Public Companies Act, the notice must, however, contain the full wording of the proposal, and a notice shall be sent to all shareholders recorded in the Register of Shareholders.

4.6. Any shareholder shall be entitled to have specific business considered at the Annual General Meeting if the shareholder in question submits a request in writing to the Board of Directors within two months after the end of the financial year.

§ 5. GENERAL MEETINGS; AGENDA

5.1. Not later than eight days prior to a General Meeting, the agenda and the complete proposals to be considered by the General Meeting – and with respect to an Annual General Meeting also the annual report – shall be available for inspection by the shareholders at the Company's registered office and, at the same time, shall be forwarded to all shareholders of record who have so requested.

5.2. The agenda of the Annual General Meeting shall include the following business:

1. Report of the Board of Directors on the Company's activities during the past year.
2. Presentation and adoption of the annual report.
3. Resolution for the application of the profits or the covering of losses according to the adopted annual report.
4. Resolution to discharge the Board of Directors and the Board of Management of their obligations.

5. Election of members to the Board of Directors.

6. Appointment of auditors.

7. Any proposals from the Directors or shareholders, including any proposals authorising the Company to acquire own shares.

8. Any other business.

§ 6. GENERAL MEETINGS; VOTING RIGHTS

6.1. Each share amount of DKK 1.00 shall entitle the shareholder to one vote.

6.2. Any shareholder shall be entitled to attend a General Meeting, provided that he has requested an admission card at the office of the Company, or at such other place as is specified in the notice convening the General Meeting, not later than five days before the date of the relevant General Meeting. Registration of title in the Register of Shareholders or the presentation of a document of title that has been issued by the relevant shareholders' bank ("the account-holding bank") shall be proof of that person's status as a shareholder. The document of title must not have been issued more than 14 days before the shareholder makes a request for an admission card.

6.3. Shareholders who are entitled to attend, and who have caused their shares to be entered in the Register of Shareholders or have reported and submitted proof of their acquisition, shall be entitled to vote.

6.4. Shareholders who have acquired shares by transfer cannot exercise the voting rights attached to the shares in question at a General Meeting convened without such shares having been registered in the Register of Shareholders or the shareholder has reported and submitted proof of his acquisition. However, such transferred shareholding shall nevertheless be deemed represented at the relevant General Meeting, even when the voting right cannot be exercised, if the shares have been entered in the Register of Shareholders prior to the General Meeting, or the shareholder has reported and submitted proof of his acquisition.

6.5. Shareholders shall be entitled to attend General Meetings together with an adviser or by proxy. The adviser and the proxy shall present an admission card. Further, the proxy shall present a written and dated instrument of proxy, which may only be issued for a period of one year at a time.

6.6. All members of the Board of Directors and the Board of Management shall be entitled to attend General Meetings.

6.7. Journalists shall be admitted to the General Meetings of the Company.

§ 7. GENERAL MEETINGS; THE CHAIRMAN; RESOLUTIONS AND MINUTE BOOK

7.1. The General Meetings shall be presided over by a chairman elected by the Board of Directors. The chairman so elected shall decide all questions regarding the proceedings, the voting and the results of the voting.

7.2. All resolutions put to the vote of the shareholders at the General Meeting shall be adopted by a simple majority of votes, unless the Danish Public Companies Act or these Articles of Association prescribe special rules regarding representation and majority.

7.3. Unless a larger majority or unanimity is required by the relevant statutes, the adoption of resolutions to amend these Articles of Association, to dissolve the Company, to carry out a demerger of the Company's assets or to merge the Company with another company is subject to the affirmative votes of not less than two-thirds of the votes cast as well as of the voting share capital represented.

7.4. Minutes of the proceedings at a General Meeting shall be entered in a Minute Book and such minutes shall be signed by the chairman.

§ 8. BOARD OF DIRECTORS

8.1. The Company shall be managed by a Board of Directors composed of not less than three nor more than eight members elected in General Meeting. In addition, the Board of Directors shall include such members as are elected by the employees under the relevant provisions of the Danish Public Companies Act. Board Members elected by the shareholders in General Meeting shall retire at the following Annual General Meeting. However, such Board Members shall be eligible for re-election.

8.2. The Board of Directors shall elect a Chairman and, potentially, a Deputy Chairman from among their number. No member of the Board of Management may be elected Chairman or Deputy Chairman.

8.3. The Board of Directors shall constitute a quorum when more than half of all the Board members are present.

8.4. The business transacted by the Board of Directors shall be decided by a simple majority of votes. In the event of an equality of votes, the Chairman or, in his absence, the Deputy Chairman (if such has been elected) shall have the casting vote.

8.5. The Board of Directors shall adopt Rules of Procedure containing detailed provisions regarding the execution of its duties.

8.6. Minutes of the Board Meetings shall be entered in a Minute Book, which shall be signed by all members of the Board of Directors.

8.7. Each member of the Board of Directors shall be compensated by an annual fee as determined by the General Meeting in connection with the adoption of the annual report.

§ 9. BOARD OF MANAGEMENT

9.1. The Board of Directors shall appoint a Board of Management, composed of from one to six executive managers, to be in charge of the day-to-day operations of the Company. The Board of Directors shall specify the terms applicable to the executive managers' appointment and their area of responsibility. One of the executive managers shall be appointed Managing Director.

§ 10. AUTHORITY TO BIND THE COMPANY

10.1 The Company shall be bound by (i) the joint signatures of one member of the Board of Management and the Chairman or Deputy Chairman of the Board of Directors, or by (ii) the joint signatures of one member of the Board of Management and two members of the Board of Directors, or by (iii) the joint signatures of all the members of the Board of Directors.

10.2 The Board of Directors may grant powers of procuration to individuals to sign either individually or jointly with others.

§ 11. AUDIT

11.1 The Company's annual report shall be audited by two state authorised public accountants to be appointed by the shareholders in General Meeting for the period until the next Annual General Meeting. Retiring auditors shall be eligible for re-election.

§ 12. ACCOUNTING YEAR

12.1 The Company's accounting year shall be the calendar year.

--oo0oo---

Adopted at the meeting of the Board of Directors held on 21 April 2004 as well as at the Annual General Meeting held on 21 April 2004.

____

Klaus Søgaard





Ringkøbing, 30-04-2004

Stock exchange announcement no. 21/2004

Vestas' statement for Insiders' holding of Vestas shares as per 28 April 2004

In accordance with Section 37 of the Danish Securities Trading Act, Vestas is required - after the closure of a trading window - to publish holdings of Vestas shares as reported by insiders to Vestas.

Please find below a statement of the holding of Vestas shares as per the closure of the trading window - 17 March 2004 to 28 April 2004 (securities code DK0010268606).

	Holding of shares	Market value (DKK)
The Board of Directors' holding	288,877	27,876,631
The Executive Management's holding	131,281	12,668,617
The Insiders' total holding	521,406	50,315,679

The market value is calculated based on the closing price of Vestas shares on the Copenhagen Stock Exchange on 27 April 2004 (share price DKK 96.50).

Any questions may be addressed to the Executive Management at Vestas Wind Systems A/S, phone +45 96 752575.

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Vestas Wind Syst
Alsvej 21
8900 Randers
Denmark
Tel. +45 97 30 00 00
Fax +45 97 30 00 01

Vestas is the world lead technology and a driving development of the win

Vestas' core business co development, manufact marketing and maintena power systems.

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Ringkøbing, 30-04-2004

Stock exchange announcement no. 22/2004

Vestas receives large order for V90 turbines to the German market

Vestas Wind Systems A/S has received an order for 31 units of the V90-2.0 MW wind turbines via its 100% owned German subsidiary, Vestas Deutschland GmbH.

The order has been placed by WKN Windkraft Nord AG, located in Husum, and has a value for Vestas of approximately 70 mEUR.

The turbines will be delivered during 2004 and will be placed in wind farms erected in Porep, an area between Brandenburg and Mecklenburg-Western Pomerania in Germany.

"We are very pleased that such a professional wind turbine developer as WKN has selected the Vestas V90-2.0 MW turbine for their projects", says Svend Sigaard, President and CEO of Vestas Wind Systems A/S, and he continues; "The V90-2.0 MW turbines are now introduced in the market and we take this order as proof of the competitiveness of Vestas new medium to low wind turbine range".

WKN Windkraft Nord AG is one of the leading full service providers for wind power projects in Europe and is primarily engaged in project development, planning, financing and installation of wind power projects and other related activities. The company has installed more than 330 MW of wind power mainly in Germany but also in other parts of Europe. WKN is a long lasting partner of Vestas and has already installed more than 200 Vestas turbines.

The above mentioned order does not influence the Vestas Group's expectations for 2004, cf. Stock Exchange announcement no. 09/2004 of 17 March 2004.

Any questions may be addressed to the Executive Management at Vestas Wind Systems A/S, phone +45 96 75 25 75.

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Vestas is the world lead technology and a driving development of the win

Vestas' core business co development, manufact marketing and mainten power systems.

>> Read more...




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Dansk version

Vestas Wind Syst...
Alsvej 21
8900 Randers
Denmark
Tel.: +45 97 30 00 0...
Fax: +45 97 30 00 0...

Vestas is the world lead... technology and a driving... development of the win...

Vestas' core business co... development, manufact... marketing and mainten... power systems.

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Ringkøbing, 19-05-2004

Stock exchange announcement no. 24/2004

Vestas receives large orders for the Italian market

Vestas Wind Systems A/S has received orders for a total of 35 units of the V80-2.0 MW wind turbines via its 100% owned subsidiary, IWT – Italian Wind Technology S.r.l.

The turnkey orders, which have a combined value to Vestas of approximately mEUR 70, are placed by a joint venture between the Italian developer Fri-EL GreenPower and companies of the EDF group from France.

The contracts comprise turbines, monitoring system, transport, erection and commissioning, as well as electrical and civil infrastructure.

The turbines will be installed in 2004 and 2005. The two adjacent wind farms will have a combined capacity of 70 MW. They are located across the borders of the Basilicata and Campania regions, in the South of Italy, on two sites which stretch over two communes, Andretta and Bisaccia.

"We are very pleased that Fri-EL GreenPower and the EDF Group have chosen Vestas as the supplier for their joint wind farms," says Svend Sigaard, President and CEO of Vestas Wind Systems A/S and continues; "The Italian market is developing positively and the Vestas V80 turbine is very competitive for the complex sites characterising the area for these projects."

Fri-EL GreenPower located in Bolzano, Italy, is a wind project developer with main activities in Italy. Besides wind farms in Basilicata - all with Vestas turbines, the Fri-EL Group and its associated companies manage 17 hydroelectric power stations for a total annual output of approximately 200 GWh.

The above mentioned orders do not influence the Vestas Group's expectations for 2004, cf. Stock Exchange announcement no. 23/2004 of 11 May 2004.

Any questions may be addressed to the Executive Management at Vestas Wind Systems A/S, phone +45 97 30 00 00.

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Vestas Wind Systems A/S
Alsvej 21
8900 Randers
Denmark
Tel.: +45 97 30 00 00
Fax: +45 97 30 00 01

Ringkøbing, 14-06-2004

Stock exchange announcement no. 26/2004

Vestas' statement for Insiders' holding of Vestas shares as per 11 June 2004

In accordance with Section 37 of the Danish Securities Trading Act, Vestas is required - after the closure of a trading window - to publish holdings of Vestas shares as reported by insiders to Vestas.

In connection with the capital increase, cf. Stock Exchange Announcement no 23/2004 of 11 May 2004, Vestas has opened an extraordinary trading window in order to make it possible for Vestas' Insiders to exercise the subscription rights offered. Please find below a statement of the holding of Vestas shares as per the closure of the trading window - 13 May 2004 to 11 June 2004 (securities code DK0010268606 / DK0010306125).

	Holding of shares	Market value (DKK)
The Board of Directors' holding	338,581	31,318,743
The Executive Management's holding	174,899	16,178,158
The Insiders' total holding	633,249	58,575,533

The market value is calculated based on the closing price of Vestas shares on the Copenhagen Stock Exchange on 11 June 2004 (share price DKK 92.50).

The latest statement for Vestas' Insiders holding of Vestas shares is per 28 April 2004 and the Insiders' total holding was 521,406 Vestas shares, cf. Stock Exchange Announcement no. 21/2004 of 30 April 2004. The Insiders' exercise of the subscription rights offered and trading with Vestas shares in the period 13 May 2004 to 11 June 2004 have resulted in a net increase of the Insiders' holding of 111,843 Vestas shares.

Any questions may be addressed to the Executive Management at Vestas Wind Systems A/S, phone +45 9730 0000.

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Vestas' core business co development, manufactu marketing and maintena power systems.

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18.06.04

Unofficial translation


RECEIVED
2005 APR 28 P 7:35
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ARTICLES OF ASSOCIATION OF

VESTAS WIND SYSTEMS A/S

§ 1. NAME, REGISTERED OFFICE AND OBJECTS

1.1. The name of the Company is Vestas Wind Systems A/S. The Company also carries on business under the secondary name Cotas Computer Technology A/S (Vestas Wind Systems A/S).

1.2. The registered office of the Company is located in the municipality of Randers.

1.3. The objects of the Company are to carry on development, manufacture, trading and service activities, including activities in respect of wind turbine industry products and any related business areas.

§ 2. SHARE CAPITAL AND SHARES

2.1. The Company's share capital amounts to DKK 174,911,173 (one hundred and seventy-four million nine hundred and eleven thousand and one hundred seventy-three Danish kroner 00/100) (174,911,173 shares), divided into shares in the denomination of DKK 1.00 and/or multiples thereof.

2.2. The share capital is fully paid up.

2.3. The Company's shares shall be registered with VP Securities Services (Værdipapircentralen). Dividends on shares shall be paid through VP Securities Services and be deposited in the dividend accounts registered with VP Securities Services. VP Securities Services shall receive notification of any rights relating to the Company's shares.

2.4. The Company's shares shall be registered in the name of the holder and recorded in the Company's Register of Shareholders.

2.5. No shares shall carry any special rights.

2.6. No shareholder shall be under an obligation to allow his shares to be redeemed whether in whole or in part.

2.7. The Company's shares are negotiable instruments and freely transferable.

2.8. The Board of Directors shall ensure that a Register of Shareholders is kept. The Register of Shareholders shall contain a list of all the shares in the Company.

2.9. Shares which are not registered with VP Securities Services may be cancelled by the Board of Directors without a court order in accordance with the statutory provisions in force from time to time.

§ 3. AUTHORISATION TO INCREASE THE SHARE CAPITAL

3.1. The share capital can be increased at the Board of Directors' discretion in respect of time and terms in one or more issues of new shares up to an amount of DKK 10,292,930.00 nominal value (10,292,930 shares).

The authorisation shall remain in force for a period of five years, until 1 January 2009, and it may be extended by the General Meeting for one or more periods of up to five years each.

An increase of the share capital may be effected by cash payment as well as in other ways. The increase may be effected without regard to the pre-emption rights granted to existing shareholders provided that the shares are offered for subscription at market price or as consideration for the Company's takeover of an existing undertaking or certain assets at a value corresponding to the value of the shares issued. In all cases other than those set out in the previous sentence, the Company's existing shareholders shall be entitled to subscribe for the new shares on a pro rata basis in proportion to their shareholding.

3.2. The Board of Directors shall further, until 1 January 2007, be authorised to increase the share capital in one or more issues of new shares without regard to the pre-emption rights granted to the existing shareholders, up to the sum of DKK 1,776,895.00, nominal value, (1,776,895 shares) in connection with the offering of such shares to the employees of the Company and its affiliated companies. Any such new shares shall be issued at a subscription price to be determined by the Board of Directors, which price may be at a discount to prevailing or future market prices.

3.3. Until 1 January 2007, the Board of Directors shall be authorised to carry out one or more issues of warrants without regard to the pre-emption rights granted to the existing shareholders of up to a total nominal amount of DKK 368,000 shares (368,000 shares) to key employees and/or Board Members with the Company and with affiliated companies. However, the grant of warrants to Board Members to subscribe shall not exceed a total nominal amount of DKK 41,000 shares (41,000 shares). No consideration shall be paid in respect of the grant of warrants.

Until 1 January 2007, the Board of Directors shall be authorised to carry out one or more capital increases of up to a total nominal amount of DKK 368,000 without pre-emption rights to the existing shareholders and against cash payment in connection with the exercise of the warrants at a price set by the Board of Directors, which price may be at a discount to market prices.

3.4. Until 31 December 2004, the Board of Directors shall be authorised to increase the Company's share capital in one or more issues, as the Board of Directors may determine, without pre-emption rights to the Company's existing shareholders, by up to a nominal amount of DKK 13,820,586 (13,820,586 shares) as consideration for the Company's acquisition of shares in NEG Micon A/S.

3.5. Until the Annual General Meeting in 2005, the Board of Directors shall be authorised to carry out one or more capital increases of the Company's share capital with pre-emption rights to the Company's existing shareholders by up to a nominal amount of DKK 1,272,207.00 (1,272,207 shares).

3.6. In the event of capital increases pursuant to Articles 3.1 - 3.5, the new shares shall be registered in the name of the holder and recorded in the Company's Register of Shareholders. The shares shall be negotiable instruments and in every respect carry the same rights as the existing shares, including redemption rights and restrictions on transferability of the shares. The new shares shall carry a right of dividend from such date as may be determined by the Board of Directors, however, not later than from the first financial year following the capital increase.

Any other terms and conditions governing the warrants issued and the capital increases effected in accordance with the authorisations laid down in Articles 3.1 - 3.5 shall be determined by the Board of Directors.

§ 3a. ISSUANCE OF WARRANTS

3a.1. The Board of Directors has issued warrants for subscription in one or more issues of up to a nominal value of DKK 170,332 shares by cash payment at a price of DKK 465 per share of DKK 1. A nominal amount of DKK 24,087 thereof is issued to members of the Company's Board of Directors.

3a.2. Annulled.

3a.3. A nominal amount of DKK 170,332 of the shares may be subscribed in full or in part in the period 1 April 2004 to 1 December 2004 in accordance with the terms and conditions specified below, provided that the owner of the warrants is employed by the Company and is not under notice or is a member of the Board of Directors of the Company on 1 April 2004, and provided that the Company receives written notification from the holder of the warrants to the effect that the warrants are exercised within the subscription period.

3a.4. Warrants that have not been exercised within the subscription period, 1 April to 1 December 2004, shall lapse.

3a.5. If the warrants are exercised, the holder of the warrants shall simultaneously with the submission of the notification regarding the exercise of the warrants make a cash payment to the Company as specified above, i.e. DDK 465 per subscribed share of DKK 1. Furthermore, in case the warrants are exercised in full or in part, the warrants shall be returned to the Company. In case of exercise in part, the Company shall issue a new warrant certificate regarding the part not exercised.

3a.6. Any new shares that may be subscribed pursuant to the warrants shall carry the same rights as the existing shares pursuant to the Articles of Association; thus the new shares shall be negotiable instruments, they shall be issued in the name of the holder and they shall be registered in the Register of Shareholders. No restrictions on transferability of the new shares shall apply to the shares, and no shareholder shall be under an obligation to allow his shareholding to be redeemed. The shares shall enjoy dividend rights from the time of subscription.

3a.7. If, prior to the warrants being exercised, a resolution is adopted by the Company to introduce share classes, then, following the adoption of such resolution, each share subscribed for based on a warrant shall belong to the highest ranking share class.

If, prior to the warrants being exercised, a resolution is adopted to issue new shares, warrants or convertible instruments of indebtedness at a premium or discount from market price, to repurchase own shares at a premium or discount from market price, to decrease the share capital by repayment to the shareholders at a premium or discount from market price, to issue bonus shares or to change the par value of the shares, then, the number of warrants granted to the employees or the exercise price shall be adjusted if so required to maintain the value of the granted warrants immediately prior to the change of the Company's capital. The

payment of dividends does not give rise to any changes in the number of warrants or their exercise price.

Shares, warrants, options or convertible instruments of indebtedness issued to employees, consultants, members of the Board of Directors or the like in the Company or in any affiliated company in connection with this or any other incentive plan, shall not result in changes in the number or warrants or their exercise price.

If a resolution is adopted regarding a merger, with the Company as the discontinuing company, the Company can choose to continue the warrant agreement in the continuing company. If it becomes necessary to maintain the value of the granted warrants immediately prior to the merger, the number of warrants granted shall be adjusted. If the Company chooses not to continue the agreement in the continuing company, the warrants shall be released by subsequent cash redemption of the value. If the Company merges with the Company as the continuing company, the agreement shall continue unchanged.

The same applies if a resolution is adopted regarding split-up or exchange of all the shares of the Company with shares in another company outside the group.

3a.8. Regardless of the provisions in the individual allotment document, the warrants can be exercised before the expiration of the subscription period upon change of ownership in the Company, or in the event that it is decided to liquidate the Company. The warrants can be exercised in full or in part on the first five weekdays counting from the date of the notice regarding change of ownership/liquidation of the Company. If the employee wishes to exercise only a part of the warrants, the part not exercised (from that allotment) shall lapse.

The transfer of shares in the Company constitutes change of ownership, regardless of whether it takes place through the purchase of existing shares and/or the subscription of new shares resulting in the same person or entity, directly or indirectly, holding shares in the Company representing more than 50% of the votes.

In case of change of ownership, the Company can demand the employee to exercise any warrants not exercised and subsequently transfer his shares to the entity or person that after the change of ownership holds shares in the Company representing more than 50% of the votes. Such transfer shall be effected at the same price and on the same terms and conditions as apply to the transfer of the majority.

3a.9. For the purpose of carrying out the capital increase associated with the exercise of the warrants, the Board of Directors shall be authorised to increase the share capital of the Company during the period until 1 January 2005 in one or more issues by up to a total nominal value of DKK 170,332 by cash payment at a price of DKK 465 per share of the DKK 1 without any pre-emption rights to the existing shareholders of the Company. The specific terms and conditions for the subscription shall be determined by the Board of Directors.

§ 3b. **ISSUANCE OF WARRANTS**

3b.1. The Board of Directors has issued warrants for subscription in one or more issues of up to a nominal value of DKK 132,000 shares by cash payment at a price of DKK 114 per share of DKK 1. A nominal amount of DKK 9,000 thereof is issued to members of the Company's Board of Directors.

3b.2. The shares can be subscribed for in full or in part in the period from 1 April 2004 to 1 April 2005 in accordance with the terms and conditions specified below, provided that the owner of the warrants is employed by the Company and is not under notice or is a member of the Board of Directors of the Company on 1 April 2004, and provided that the Company receives written notification from the holder of the warrants to the effect that the warrants are exercised within the subscription period.

3b.3. Warrants that have not been exercised within the subscription period, 1 April 2004 to 1 April 2005, shall lapse.

3b.4. If the warrants are exercised, the holder of the warrants shall simultaneously with the submission of the notification regarding the exercise of the warrants make a cash payment to the Company as specified above, i.e. DDK 114 per subscribed share of DKK 1. Furthermore, in case the warrants are exercised in full or in part, the warrants shall be returned to the Company. In case of exercise in part, the Company shall issue a new warrant certificate regarding the part not exercised.

3b.5. Any new share that may be subscribed for pursuant to the warrants shall carry the same rights as the existing shares pursuant to the Articles of Association; thus the new shares shall be negotiable instruments, they shall be issued in the name of the holder and they shall be registered in the Register of Shareholders. No restrictions on transferability of the new shares shall apply to the shares, and no shareholder shall be under an obligation to allow his/her shareholding to be redeemed. The shares shall enjoy dividend rights from the time of subscription.

3b.6. If, prior to the warrants being exercised, a resolution is adopted by the Company to introduce share classes, then, following the adoption of such resolution, each share subscribed for based on a warrant shall belong to the highest ranking share class.

If, prior to the warrants being exercised, a resolution is adopted by the Company to issue new shares, warrants or convertible instruments of indebtedness at a premium or discount from market price, to repurchase own shares at a premium or discount from market price, to decrease the share capital by repayment to the shareholders at a premium or discount from market price, to issue bonus shares or change the par value of the shares, then, the number of warrants granted to the employees or the exercise price shall be adjusted, if so required to maintain the value of the granted warrants immediately prior to the change of the Company's capital. The payment of dividends does not give rise to any changes in the number of warrants or their exercise price.

Shares, warrants, options or convertible instruments of indebtedness issued to employees, consultants, members of the Board of Directors or the like in the

Company or in any affiliated company in connection with this or any other incentive plan, shall not result in changes in the number or warrants or their exercise price.

If a resolution is adopted regarding a merger with the Company as the discontinuing company, the Company can choose to continue the warrant agreement in the continuing company. If it becomes necessary to maintain the value of the granted warrants immediately prior to the merger, the number of warrants granted to each employee in the continuing company, shall be adjusted. If the Company chooses not to continue the agreement in the continuing company, the warrants shall be released by subsequent cash redemption of the value. If the Company merges with the Company as the continuing company, the agreement shall continue unchanged.

The same applies if a resolution is adopted regarding split-up or exchange of all the shares of the Company with shares in another company outside the group.

3b.7. Regardless of the provisions in the individual allotment document, the warrants can be exercised before the expiration of the subscription period upon change of ownership in the Company, or in the event that it is decided to liquidate the Company. The warrants can be exercised in full or in part on the first five weekdays counting from the date of the notice regarding change of ownership/liquidation of the Company. If the employee wishes to exercise only a part of the warrants, the part not exercised (from that allotment) shall lapse.

The transfer of shares in the Company constitutes change of ownership, regardless of whether it takes place through the purchase of existing shares and/or subscription of new shares resulting in the same person or entity, directly or indirectly, holding shares in the Company representing more than 50% of the votes.

In case of change of ownership, the Company can demand the employee to exercise any warrants not exercised and subsequently transfer his/her shares to the entity or person that after the change of ownership holds shares in the Company representing more than 50% of the votes. Such transfer shall be effected at the same price and on the same terms and conditions as apply to the transfer of the majority.

3b.8. For the purpose of carrying out the capital increase associated with the exercise of the warrants, the Board of Directors shall be authorised to increase the share capital of the Company during the period until 1 January 2007 in one or more issues by up to a total of DKK 132,000, nominal value, by cash payment at a price of DKK 114 per share of the DKK 1 without any pre-emption rights to the existing shareholders of the Company. The specific terms and conditions for the subscription shall be determined by the Board of Directors.

§ 4. GENERAL MEETINGS; POWERS; VENUE AND NOTICE OF MEETINGS

4.1. The shareholders in General Meeting shall be the Company's supreme authority in all company matters subject to the relevant legislation and these Articles of Association.

4.2. General Meetings shall be held in the municipality in which the Company's registered office is located, or in the municipality of Copenhagen, at the Board of Directors' discretion. The Annual General Meeting shall be held every year within four months after the end of the financial year.

4.3. Extraordinary General Meetings shall be held when deemed appropriate by the Board of Directors or the auditors. Extraordinary General Meetings shall further be held at the request of shareholders owning in the aggregate not less than 10 per cent of the share capital. Request shall be made in writing to the Board of Directors. The request shall contain a list of the specific business to be considered at the Extraordinary General Meeting. The Extraordinary Meeting shall be convened within 14 days after such request has been received by the Board of Directors.

4.4. General Meetings shall be convened by the Board of Directors by giving not less than eight days' and not more than four weeks' notice by announcement in a national daily newspaper at the Board of Directors' discretion and by ordinary letter to all shareholders recorded in the Register of Shareholders, who have so requested.

4.5. The notice convening the General Meeting shall contain an agenda of the Meeting and state the essentials of any proposals to amend the Articles of Association. Where the proposal includes a resolution to amend the Articles of Association pursuant to section 79(1) or (2) of the Danish Public Companies Act, the notice must, however, contain the full wording of the proposal, and a notice shall be sent to all shareholders recorded in the Register of Shareholders.

4.6. Any shareholder shall be entitled to have specific business considered at the Annual General Meeting if the shareholder in question submits a request in writing to the Board of Directors within two months after the end of the financial year.

§ 5. GENERAL MEETINGS; AGENDA

5.1. Not later than eight days prior to a General Meeting, the agenda and the complete proposals to be considered by the General Meeting – and with respect to an Annual General Meeting also the annual report – shall be available for inspection by the shareholders at the Company's registered office and, at the same time, shall be forwarded to all shareholders of record who have so requested.

5.2. The agenda of the Annual General Meeting shall include the following business:

1. Report of the Board of Directors on the Company's activities during the past year.

2. Presentation and adoption of the annual report.

3. Resolution for the application of the profits or the covering of losses according to the adopted annual report.

4. Resolution to discharge the Board of Directors and the Board of Management of their obligations.

5. Election of members to the Board of Directors.

6. Appointment of auditors.

7. Any proposals from the Directors or shareholders, including any proposals authorising the Company to acquire own shares.

8. Any other business.

§ 6. GENERAL MEETINGS; VOTING RIGHTS

6.1. Each share amount of DKK 1.00 shall entitle the shareholder to one vote.

6.2. Any shareholder shall be entitled to attend a General Meeting, provided that he has requested an admission card at the office of the Company, or at such other place as is specified in the notice convening the General Meeting, not later than five days before the date of the relevant General Meeting. Registration of title in the Register of Shareholders or the presentation of a document of title that has been issued by the relevant shareholders' bank ("the account-holding bank") shall be proof of that person's status as a shareholder. The document of title must not have been issued more than 14 days before the shareholder makes a request for an admission card.

6.3. Shareholders who are entitled to attend, and who have caused their shares to be entered in the Register of Shareholders or have reported and submitted proof of their acquisition, shall be entitled to vote.

6.4. Shareholders who have acquired shares by transfer cannot exercise the voting rights attached to the shares in question at a General Meeting convened without such shares having been registered in the Register of Shareholders or the shareholder has reported and submitted proof of his acquisition. However, such transferred shareholding shall nevertheless be deemed represented at the relevant General Meeting, even when the voting right cannot be exercised, if the shares have been entered in the Register of Shareholders prior to the General Meeting, or the shareholder has reported and submitted proof of his acquisition.

6.5. Shareholders shall be entitled to attend General Meetings together with an adviser or by proxy. The adviser and the proxy shall present an admission card. Further, the proxy shall present a written and dated instrument of proxy, which may only be issued for a period of one year at a time.

6.6. All members of the Board of Directors and the Board of Management shall be entitled to attend General Meetings.

6.7. Journalists shall be admitted to the General Meetings of the Company.

§ 7. GENERAL MEETINGS; THE CHAIRMAN; RESOLUTIONS AND MINUTE BOOK

7.1. The General Meetings shall be presided over by a chairman elected by the Board of Directors. The chairman so elected shall decide all questions regarding the proceedings, the voting and the results of the voting.

7.2. All resolutions put to the vote of the shareholders at the General Meeting shall be adopted by a simple majority of votes, unless the Danish Public Companies Act or these Articles of Association prescribe special rules regarding representation and majority.

7.3. Unless a larger majority or unanimity is required by the relevant statutes, the adoption of resolutions to amend these Articles of Association, to dissolve the Company, to carry out a demerger of the Company's assets or to merge the Company with another company is subject to the affirmative votes of not less than two-thirds of the votes cast as well as of the voting share capital represented.

7.4. Minutes of the proceedings at a General Meeting shall be entered in a Minute Book and such minutes shall be signed by the chairman.

§ 8. BOARD OF DIRECTORS

8.1. The Company shall be managed by a Board of Directors composed of not less than three nor more than eight members elected in General Meeting. In addition, the Board of Directors shall include such members as are elected by the employees under the relevant provisions of the Danish Public Companies Act. Board Members elected by the shareholders in General Meeting shall retire at the following Annual General Meeting. However, such Board Members shall be eligible for re-election.

8.2. The Board of Directors shall elect a Chairman and, potentially, a Deputy Chairman from among their number. No member of the Board of Management may be elected Chairman or Deputy Chairman.

8.3. The Board of Directors shall constitute a quorum when more than half of all the Board members are present.

8.4. The business transacted by the Board of Directors shall be decided by a simple majority of votes. In the event of an equality of votes, the Chairman or, in his absence, the Deputy Chairman (if such has been elected) shall have the casting vote.

8.5. The Board of Directors shall adopt Rules of Procedure containing detailed provisions regarding the execution of its duties.

8.6. Minutes of the Board Meetings shall be entered in a Minute Book, which shall be signed by all members of the Board of Directors.

8.7. Each member of the Board of Directors shall be compensated by an annual fee as determined by the General Meeting in connection with the adoption of the annual report.

§ 9. BOARD OF MANAGEMENT

9.1. The Board of Directors shall appoint a Board of Management, composed of from one to six executive managers, to be in charge of the day-to-day operations of the Company. The Board of Directors shall specify the terms applicable to the executive managers' appointment and their area of responsibility. One of the executive managers shall be appointed Managing Director.

§ 10. AUTHORITY TO BIND THE COMPANY

10.1 The Company shall be bound by (i) the joint signatures of one member of the Board of Management and the Chairman or Deputy Chairman of the Board of Directors, or by (ii) the joint signatures of one member of the Board of Management and two members of the Board of Directors, or by (iii) the joint signatures of all the members of the Board of Directors.

10.2 The Board of Directors may grant powers of procuration to individuals to sign either individually or jointly with others.

§ 11. AUDIT

11.1 The Company's annual report shall be audited by two state authorised public accountants to be appointed by the shareholders in General Meeting for the period until the next Annual General Meeting. Retiring auditors shall be eligible for re-election.

§ 12. ACCOUNTING YEAR

12.1 The Company's accounting year shall be the calendar year.

--oo0oo---

Adopted at the meeting of the Board of Directors held on 11 May 2004.

____

Klaus Søgaard


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Randers, 01-07-2004

Stock exchange announcement no. 27/2004

Vestas receives orders in Portugal and Greece

Large Portuguese order for V90-3.0 MW wind turbines

Vestas Wind Systems A/S has received an order for 26 units of V90-3.0 MW wind turbines. The order has a value to Vestas of approx mEUR 60. The wind turbines will be delivered in 2004 and 2005.

The order comprises wind turbines, monitoring system, transportation, installation, commissioning and infrastructure and has been received from Enersis which is one of the largest players within wind energy in Portugal.

"We are very pleased that Enersis has chosen Vestas' V90-3.0 MW turbines for what will be the largest wind farm in Portugal and at the same time Vestas' first large wind farm with the V90-3.0 MW turbines" says Svend Sigaard, President and CEO of Vestas Wind Systems A/S, and continues "The order confirms Vestas' positive expectations to the Portuguese market, but also Vestas' great expectations to the V90-3.0 MW wind turbines."

Order and framework agreement in Greece

Vestas Wind Systems A/S has furthermore received an order for 29 units of V80-2.0 MW wind turbines of which 16 turbines are conditional. The total value to Vestas amounts to mEUR 43, and the wind turbines will be installed in the north-eastern part of Greece in 2004 and 2005. The order is the first large project with megawatt turbines in Greece.

The customer is Terna Energy S.A. which is one of the leading developers in Greece.

The above orders do not affect the Vestas Group's expectations for 2004, cf. Stock Exchange announcement no. 23/2004 of 11 May 2004.

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Vestas Wind Syst
Alsvej 21
8900 Randers
Denmark
Tel.: +45 97 30 00 0
Fax: +45 97 30 00 0

Vestas is the world lead
technology and a driving
development of the wind

Vestas' core business co
development, manufact
marketing and mainten
power systems.

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Randers, 07-07-2004

Stock exchange announcement no. 28/2004

Vestas receives order in Australia and establishes blade factory

Vestas Wind Systems A/S has received an order for 20 NM72/1.5 MW wind turbines at a total value of mEUR 27. The wind turbines are to be installed at the site of the Yambuk project in the southern part of the Victoria region in 2005.

The order is part of the framework agreement entered into by NEG Micon A/S and Pacific Hydro Limited in 2002, cf. NEG Micon A/S' Stock Exchange announcements no. 03-02 of 26 February 2002 and no. 13-02 of 27 September 2002, and the Yambuk project is the first stage of Pacific Hydro's Portland Wind Energy Project (PWEP). In addition to the above-mentioned order Vestas Wind Systems A/S has received sufficient commitment from Pacific Hydro Limited regarding placing of orders for the remainder of the PWEP for totally 120 wind turbines at a total project value of approximately mEUR 170.

On this background the preconditions for the establishment of a blade factory in Australia have been fulfilled, cf. NEG Micon A/S' Stock Exchange announcement no. 13-02 of 27 September 2002 . Thus Vestas Wind Systems A/S will establish a blade factory in Portland in the Victoria region for manufacture of blades for megawatt wind turbines. The blade factory is expected to be put into operation in the summer of 2005 and will have a yearly capacity of approx. 100 blade sets for megawatt wind turbines. It is expected that the factory will employ more than 50 employees. The total investment in capital equipment is expected to be approximately mEUR 5.

"With Pacific Hydro's commitment to carry through the Portland Wind Energy Project there is now a basis for the establishment of a blade factory in Victoria" says Svend Sigaard , President and CEO of Vestas Wind Systems A/S, and continues "However, to have a stable wind energy market in Australia in the long term, it is still crucial that the Australian legislation regarding renewable energy is prolonged and that the target for the use of renewable energy is increased."

The above does not affect the Vestas Group's expectations for 2004, cf. Stock Exchange announcement no. 23/2004 of 11 May 2004 .

Any questions may be addressed to the Executive Management at Vestas Wind Systems A/S, telephone +45 9730 0000.

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Press release, Randers, 8 July 2004

Horns Reef work in progress

As previously informed, Vestas has experienced a series of problems with the operation of the offshore project Horns Reef located in the North Sea, 15 kilometres off the shore near Esbjerg located on the Danish west coast.

Harsh environment
The environment at Horns Reef is harsh and it has been ascertained that all transformers and a number of generators had to be changed.

In close and constructive collaboration with the customer, the Danish utility Elsam, Vestas and ABB are therefore together solving the problems having analysed the situation and how the operation of Horns Reef most efficiently is improved and how the repair work can be done in the most optimal way.

Due to the rough weather conditions in the North Sea several possibilities have been considered - including the possibility of transporting the nacelles and the blades onshore and accomplish parts of the work here.

To be sure - 81 nacelles are to be dismantled
A question has been how many nacelles were to be dismantled for tests and updates at Vestas' facilities in Ringkøbing, Denmark. In order to obtain the best results of the extensive work of improving the operation of the Horns Reef turbines it has now been decided to transport all 81 units of the V80-2.0MW nacelles to Ringkøbing and Lem – i.e. the 80 nacelles at Horns Reef and the test nacelle situated onshore in Tjaereborg near the city of Esbjerg.

Experience – second to none
To ensure that the future operation of the Horns Reef project will be satisfactory to the customer as well as to Vestas, the work of improving the operation of Horns Reef will have Vestas' utmost attention.



"Experience is expensive, but also precious. Being the first large offshore project, Horns Reef must be a success. The project is important for Vestas' continued leadership in the offshore segment. It is my belief that Vestas will win the market in this segment. Even though it has been at a high premium, it puts Vestas and our suppliers into a unique position," maintains Svend Sigaard, President and CEO and he continues "Horns Reef represents a token of supplier reliability."

The Horns Reef project will comprise much work, and it is expected to be completed during the autumn of 2004.

Facts about Horns Reef
With a total capacity of 160 MW Horns Reef is one of the world's largest offshore projects. The establishment of Horns Reef contributed to reinforce Vestas' position as the world's leading manufacturer of wind power systems for both onshore and offshore sites. Horns Reef consisting of 80 units of the V80-2.0 MW offshore turbine was erected in the period from April to September 2002.

Vestas' offshore activities in the UK
Through the Horns Reef project, Vestas has gained a lot of experience in offshore work and has among other offshore projects been chosen as the supplier to three offshore projects in the UK with a total capacity of more than 200 MW. One of these projects, North Hoyle, is already installed and has since it was put into operation in July 2003 proven good results. North Hoyle, approx. seven kilometres from the north coast of Wales, consists of a total of 30 units of the V80-2.0MW turbines. In 2003 Vestas entered into agreements about delivery of a total capacity of approx. 150 MW to two other offshore projects in the UK, Scroby Sands approx. three kilometres off Great Yamouth in Norfolk on the UK's east cost and Kentish Flats off Kent.

Questions regarding Horns Reef should be addressed to Vestas' President and CEO Svend Sigaard at +45 9730 8002.

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S 2149 0651 117097
Company reg. no.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S


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Randers, 23-07-2004

Stock exchange announcement no. 29/2004

Vestas selected as supplier for 90 MW offshore wind project in the UK

Vestas Wind Systems A/S has together with KBR Halliburton been selected to build a large offshore wind farm in the UK. The project is called Barrow and the contract has been awarded by Barrow Offshore Wind Ltd. (BOW), a company in which Centrica plc, a UK based company, and DONG, a Danish energy company, have interests.

The project is a complete turnkey project comprising 30 V90-3.0 MW wind turbines, transportation, installation, foundations, offshore infrastructure, VestasOnline TM remote monitoring system, Condition Monitoring system as well as operation and maintenance in the first five years. The order value for Vestas is approximately mEUR 110.

The project is scheduled for completion in 2005 and will be located in the Irish Sea 7 km off Walney Island near Barrow-in-Furness at a water depth of 21-23 metres.

"We are very proud to be selected supplier for the Barrow project", says Svend Sigaard, CEO and President of Vestas, and continues "BOW and its owners are professional companies and we are confident that we can meet their expectations to this project given our experience of having installed approximately 400 MW offshore over the years. The future for wind energy in the UK is very promising which is also emphasized by the target of 15% renewables by 2015."

The above does not affect the Vestas Group's expectations for 2004, cf. Stock Exchange announcement no. 23/2004 of 11 May 2004.

Any questions may be addressed to the Executive Management at Vestas Wind Systems A/S, telephone +45 9730 0000.

Centrica is the UK's biggest household supplier of gas, electricity and related products through the British Gas brand. It also has production assets in the form of gas fields and gas-fired power sta-tions. Centrica expects to invest up to £750 million in renewables by 2010. It will invest alongside skilled partners to build up to 1500 MW of renewable assets. www.centrica.co.uk
DONG A/S is a Danish energy group with activities within exploration, production, transportation, storage and purchase and sale of oil and natural gas. The Group's activities also include production and sale of electricity, together with wind power and geothermal energy.
www.dongenergy.com

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Vestas Wind Syst
Alsvej 21
8900 Randers
Denmark
Tel.: +45 97 30 00 0
Fax: +45 97 30 00 0

Vestas is the world lead technology and a driving development of the win

Vestas' core business co development, manufact marketing and mainten power systems.

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Randers, 06-08-2004

Stock exchange announcement no. 30/2004

Vestas receives order for V80-1.8 MW wind turbines in Canada

Vestas Wind Systems A/S has received an order for 30 units of V80-1.8 MW wind turbines. The order has a value to Vestas of approximately mEUR 55. The wind turbines will be installed in 2004.

The order comprises a turnkey supply. The project was developed by Northland Power Inc. of Toronto , Ontario and 3CI Inc. of Montreal, Quebec, and it will be constructed and owned by Miller Mountain Wind Energy Limited Partnership, an entity controlled and funded by Northland Power Income Fund which is listed on the Toronto Stock Exchange.

"We are looking forward to installing the V80 wind turbines at Miller Mountain , which is located in Murdochville , Quebec " says Svend Sigaard, President and CEO of Vestas Wind Systems A/S, and continues: "The order confirms Vestas' positive expectations for the growing Canadian market."

The above order does not affect the Vestas Group's expectations for 2004, cf. Stock Exchange announcement no. 23/2004 of 11 May 2004 .

Any questions may be addressed to the Executive Management at Vestas Wind Systems A/S, telephone +45 9730 0000.

<< Back to overview

Vestas Wind Syst
Alsvej 21
8900 Randers
Denmark
Tel.: +45 97 30 00 0
Fax: +45 97 30 00 0

Vestas is the world lead
technology and a driving
development of the win

Vestas' core business co
development, manufact
marketing and mainten
power systems.

>> Read more...


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Randers, 09-08-2004

Stock exchange announcement no. 32/2004

Order in the US and adjustment of expectations for 2004

Order for NM82-1.65 MW wind turbines for the US

Vestas Wind Systems A/S has received an order for 33 units of NM82-1.65 MW wind turbines, which has a value to Vestas of approximately mEUR 40. The order comprises wind turbine supply and installation and has been received from Crescent Ridge LLC, an effort between Eurus Energy America Corporation of San Diego , California and Illinois Wind Energy, LLC, a joint venture of Community Energy, Inc., of Wayne , Pennsylvania and Midwest Wind Energy LLC of Chicago, Illinois. The wind turbines will be installed late 2004 at the Crescent Ridge Wind Farm, located near Princeton, Illinois.

"We are pleased that we have been chosen as supplier for this project, and it is positive to see that projects are being completed even though a Production Tax Credit (PTC) has not been passed" says Svend Sigaard, President and CEO of Vestas Wind Systems A/S and continues: "The NM82-1.65 MW wind turbine has through this order proven to be very competitive in the low to medium wind speed areas also in the USA."

Adjustment of expectations for 2004

As mentioned in Vestas' offering circular of 12 May 2004 it was expected that the American PTC scheme would be adopted during the summer of 2004 and the Group's full-year expectations included supplies of a little more than 150 MW which were described as PTC reliant.

The situation is now that the PTC is not expected extended till September at the earliest, but the extension will most likely not be approved before 2005.

Based on the above mentioned, Vestas has reduced the expectations for 2004. Turnover is now expected to be approximately bnEUR 2.6 compared to previously bnEUR 2.7-2.8, cf. Stock Exchange Announcement no 23/2004 of 11 May 2004 . Compared to the previously expected approximately 7 per cent, EBIT-margin is now expected to be approximately 6 per cent, including the effect of expected cost synergies of mEUR 14, but before integration and restructuring costs and before goodwill amortization arising from the combination with NEG Micon. The EBIT-margin after integration and restructuring costs but before goodwill amortisation arising from the combination is currently expected to be approximately 4 per cent compared to previously approximately 5 per cent. The reduced EBIT-margin is primarily due to the lower turnover.



Vestas is the world lead technology and a driving development of the wind

Vestas' core business co development, manufact marketing and mainten power systems.

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In connection with the publication of the half-year report for 2004 on 18 August 2004, Vestas will give a further clarification of the development in first half-year 2004 and the expectations for the full year.

Any questions may be addressed to the Executive Management at Vestas Wind Systems A/S, telephone +45 9730 0000.

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Shareholder Information 2/2004



Vestas





Erection of V80-2.0 MW wind turbines in Grossenerich, Germany

Contents

Foreword

Interim financial statement for the first half year 2004 (1 January - 30 June 2004)

The Board of Directors of Vestas Wind Systems A/S has today approved the unaudited interim financial statement for the Vestas Group for the period 1 January - 30 June 2004, which has been prepared in accordance with the accounting policies of the latest annual accounts. NEG Micon A/S is included in the interim financial statement with four months (1 March - 30 June 2004) as a consequence of the combination between Vestas Wind Systems A/S and NEG Micon A/S.

Turnover as expected and growth in MW deliveries of more than 25 per cent

The Group's net turnover for the first half year of 2004 amounts to mEUR 874 against mEUR 659 in the first half year of 2003. The turnover for the first half year of 2004 amounts to 34 per cent of the expected turnover for 2004 which is in accordance with expectations. Vestas' deliveries in the first half year of 2004 totalled 974 MW compared to 766 MW in the same period of 2003 which is an increase of more than 25 per cent.

Loss before financial items and tax (EBIT) amounts to mEUR 39 against a profit of mEUR 9 in the first half year of 2003.

Pre-tax result is a loss of mEUR 54.

Expectations for turnover and result for the full year 2004

As stated in stock exchange announcement No. 32/2004 of 9 August 2004 Vestas has reduced its expectations for turnover and result. This is due to a lower turnover as a result of the lacking adoption of the Production Tax Credit (PTC) scheme in the US.

Vestas now expects a turnover in the order of bnEUR 2.6 and an EBIT margin of approximately 6 per cent including the effect of expected cost synergies of mEUR 14, but before integration and restructuring costs and before goodwill amortisation arising from the combination with NEG Micon. The EBIT margin after integration and restructuring costs but before goodwill amortisation arising from the combination is expected to be approximately 4 per cent.

More detailed information concerning the company's financial figures for the first half year of 2004 and the expectations for the full accounting year is included in the interim financial statement attached hereto.

Randers, 18 August 2004

Yours faithfully,
Vestas Wind Systems A/S

Bent Carlsen *Chairman of the Board of Directors*	Svend Sigaard *President and CEO*

Key figures and financial ratios for the Group

The unaudited key figures (mEUR)* appear from the below statements:

Income statement	1 half year 2004	1 half year 2003	Full year 2003
Net turnover	874	659	1,653
Gross profit	21	52	150
Profit before financial income and expenses and depreciation and amortisation (EBITDA)	33	46	142
Profit before financial income and expenses (EBIT)	(39)	9	74
Net financial expenses etc.	(15)	(9)	(21)
Profit after financial income and expenses	(54)	0	53
Profit before tax	(54)	1	54
Profit after tax	(38)	1	36

Balance sheet	30 June 2004	30 June 2003	31 Dec. 2003
Intangible fixed assets	369	48	59
Tangible fixed assets	479	300	321
Financial fixed assets	14	5	5
Inventories	743	285	193
Receivables	1,121	743	792
Cash at bank and in hand	80	29	20
Total assets	**2,806**	**1,410**	**1,390**
Shareholders' equity	1,250	580	613
Minority interest	2	-	-
Provisions	218	127	166
Long-term liabilities	424	112	105
Current liabilities	912	591	506
Total liabilities and shareholders' equity	**2,806**	**1,410**	**1,390**
Interest-bearing liabilities	623	459	248

Cash flow statement	1 half year 2004	1 half year 2003	Full year 2003
Cash flow from operating activities	(233)	(103)	153
Cash flow from investments	(543)	(60)	(119)

Financial ratios	1 half year 2004	1 half year 2003	Full year 2003
Gross margin (%)	2.4	7.8	9.1
Net profit ratio (EBITDA) (%)	3.8	6.9	8.6
Net profit ratio (EBIT margin) (%)	(4.5)	1.4	4.5
Return on investment 1 (%)	-	0.7	5.8
Return on investment 2 (ROCE) (%)	-	1.1	8.9
Solvency ratio (%)	44.5	41.1	44.1
Return on equity (%)	-	0.1	5.9
Gearing (%)	49.8	79.0	40.4

* *The income statements have been converted at the average exchange rate of the periods whereas the balance sheet items have been converted at the closing rate of the periods.*

Note: NEG Micon A/S is included in Vestas' interim financial statement for the first half year 2004 with four months (1 March - 30 June 2004) and is not included in the 2003 figures.

Key figures and financial ratios for the Group

Share ratios	1 half year 2004	1 half year 2003	Full year 2003
Profit per share	(0.3)	0.0	0.3
Growth in profit per share (%)	-	-	(21.3)
Shareholders' equity value per share	7.1	5.5	5.8
Price/shareholders' equity value	1.7	1.8	2.2
P/E value	-	-	38.6
Cash flows from operations per share	(1.8)	(1.0)	1.5
Dividend per share	-	-	-
Payout ratio (%)	-	-	-
Market price (€)	12.1	10.0	13.1
Average number of shares	126,454,682	105,003,966	105,003,966
Number of shares at period end	174,911,173	105,003,966	105,003,966

Other information	1 half year 2004	1 half year 2003	Full year 2003
Depreciation and amortisation	66	37	68
Group goodwill	233	11	11
Net Working Capital (NWC)	1,079	748	603

Note: NEG Micon A/S is included in Vestas' interim financial statement for first half year 2004 with four months (1 March - 30 June 2004) and is not included in the 2003 figures.

Comments on the development during the half year

Half-year result

The Group's net turnover for the first half year of 2004 amounts to mEUR 874 compared to mEUR 659 in first half year of 2003. The increase can primarily be ascribed to the fact that the turnover in NEG Micon is included in Vestas' figures for the first half year of 2004 with four months (1 March - 30 June 2004), and in addition to this the Group has experienced progress in new growth markets.

The gross margin in the first half year of 2004 amounts to 2.4 per cent compared to 7.8 per cent in the first half year of 2003. The substantial decrease is partly due to a more uneven distribution of turnover between first half year and second half year compared to 2003, partly due to the fact that a considerable part of the restructuring costs in connection with the combination of Vestas and NEG Micon has been charged to the profit and loss account in the first half year of 2004. In addition to this the Group has on a number of projects had higher expenses than expected. The expected synergies of approximately mEUR 14 in 2004 in connection with the combination will not have effect until the second half year of 2004.

The result before financial items (EBIT) amounts to a loss of mEUR 39 against a profit of mEUR 9 in the first half year of 2003. The decline is due to the above mentioned circumstances.

The result before tax is a loss of mEUR 54 against a profit of mEUR 1 in the first half year of 2003.

In the opinion of the Management, an improvement of the margins can be expected during second half year of 2004. Consequently, the EBIT margin for the full year will be approximately 4 per cent before goodwill amortisation in connection with the combination of Vestas and NEG Micon.

Capital expenditures

Investments in tangible fixed assets amount to approximately mEUR 60 in the first half year of 2004.

The conversion from kW to MW-turbines in the Group's manufacturing facilities has continued in 2004. Furthermore, a number of initiatives have been introduced in connection with the launch of the V90 turbines. At the blade factory in Lauchhammer, the conversion from V80 to V90 blades is completed.

On the basis of the level of activity and the synergies in connection with the combination with NEG Micon, the investments in tangible fixed assets in 2004 are now expected to total mEUR 100-110 compared to the previously expected mEUR 140-150.

Comments on the development during the half year

Balance sheet total

The balance sheet as at 30 June 2004 reflects the fact that NEG Micon is now part of Vestas' financial statement and therefore a number of balance sheet items show a significant increase compared to the beginning of the year. Furthermore, based on the usual production levelling that takes places during the year, the balance sheet as at 30 June 2004 is influenced by high inventories and substantial work in progress included in receivables.

Consequently, the total assets have increased by mEUR 1,416 since the beginning of the year. Hereof, mEUR 550 can be ascribed to inventories, mEUR 329 to receivables primarily due to the increased work in progress, and mEUR 158 to tangible fixed assets. Furthermore, intangible fixed assets have increased by mEUR 310 primarily due to net capitalisation of goodwill related to the combination with NEG Micon, which amounts to mEUR 217.

As a consequence of the above, the interest-bearing liabilities have increased to mEUR 623 as at 30 June 2004 compared to mEUR 248 at the beginning of the year.

High inventories and work in progress due to seasonal fluctuations influence net working capital, which amounts to mEUR 1,079 as at 30 June 2004.

Development in shareholders' equity

Shareholders' equity	30 June 2004	30 June 2003	31 Dec. 2003
Opening balance	**613**	**596**	**596**
Net profit after tax for the period	(38)	1	36
Exchange rate adjustments for the period	2	(3)	(5)
Capital increases	675	0	0
Net derivative financial instruments	(2)	(3)	(3)
Dividends to shareholders	0	(11)	(11)
Closing balance	**1,250**	**580**	**613**

Employees

By the end of June 2004, the Vestas Group had a total of 9,510 employees. By way of comparison, Vestas and NEG Micon had a total of 9,249 employees as at 31 December 2003.

Market situation

The deliveries in MW for the first half year of 2004 appear from the below statement classified by markets (the figures for 2003 are aggregate pro forma figures for Vestas and NEG Micon):

Deliveries in MW	1 half year 2004	1 half year 2003	Full year 2003
Germany and Austria	249	275	927
Australia and New Zealand	119	14	65
India	107	36	171
Great Britain and Ireland	106	7	138
The Netherlands and Belgium	87	92	158
Japan	70	67	97
Italy	67	0	51
USA and Canada	48	164	539
Spain and Portugal	41	43	233
China	20	7	59
Scandinavia	16	18	83
France	11	0	9
Korea	6	2	8
Others	27	41	129
Total	**974**	**766**	**2,667**

Comments on the development during the half year

The deliveries have increased especially for Australia, India, Great Britain, and Italy, whereas the deliveries for the US have decreased considerably. In total, Vestas and its associated company have delivered 974 MW which is an increase of more than 25 per cent compared to the first half year of 2003. Vestas estimates that the market share of the Group has increased in the first half year of 2004.

Germany continues to be the largest market for wind energy and Vestas is still well positioned in this market. During the first half year of 2004 Vestas delivered 249 MW. The V80-2.0 MW turbine continues to be a success in Germany and with the introduction of the V90 turbines Vestas' position is expected to be further strengthened. One of the orders which Vestas received in Germany was from WKN Windkraft Nord AG for 31 V90-2.0 MW turbines, cf. stock exchange announcement No. 22/2004 of 30 April 2004, which underlines the competitiveness of Vestas' new 2 MW turbine programme for mean and low-wind sites. Vestas expects the German market to continue as a strong market in the future among other things due to the fact that the bill for a revision of the EEG has now been passed and is based on a continuation of the settlement principles known at present.

In Australia and New Zealand there is a high level of activity which is especially due to the projects which Vestas is in the process of delivering, including the two projects for Meridian Energy consisting of a total of 105 wind turbines of the types NM72-1.65 MW and NM82-1.65 MW. In March, Vestas also received an order for 26 V80-2.0 MW wind turbines for the Canunda Wind Farm project, cf. stock exchange announcement No. 10/2004 of 17 March 2004. In July 2004, Vestas decided to establish a blade factory in Portland in the Victoria region, as Vestas had received sufficient commitment from Pacific Hydro Limited regarding the Portland Wind Energy Project, which consists of a total of 120 MW-sized wind turbines, cf. stock exchange announcement No. 28/2004 of 7 July 2004. In the short term, the expectations for the Australian market are positive, but there is still some uncertainty in the long term as the target for renewable energy in the Mandatory Renewable Energy Target (MRET) has not been increased. However, Vestas estimates that the MRET will be prolonged and increased in the immediate future. Vestas' aggregate deliveries for Australia and New Zealand amounted to 119 MW in the first half year of 2004.

In the British Isles, the market has developed positively as expected, and Vestas delivered 106 MW during the first half year of 2004. Also during the first half year of 2004, Vestas has finalised the North Hoyle offshore project and delivered and installed the turbines at the Scroby Sands project which is also an offshore project. In July, Vestas also received an order for the Barrow offshore project, which consists of 30 V90-3.0 MW wind turbines, cf. stock exchange announcement No. 29/2004 of 23 July 2004. Vestas has thereby obtained a very attractive market position in the offshore segment.

The market situation in the Netherlands and Belgium continues to be positive, and in the first half year of 2004 Vestas delivered a total of 87 MW for these markets. The expectations for these markets are positive onshore as well as offshore.

The level of activity in India continues to be high, and in the first half year of 2004 Vestas delivered 107 MW. The Indian market has so far been characterised by kW turbines, but the interest in MW turbines is increasing. Vestas has a strong position in both segments and has already delivered the first MW turbines in India. On this background Vestas expects a continued high growth in the Indian market.

The other markets in Asia have lived up to Vestas' expectations, and Vestas delivered 100 MW in the first half year of 2004. In Korea, Vestas is in the process of delivering the first stage of a project of 48 MW. The activity is increasing in China where Vestas expects growth in 2004, and the prospects are also positive in the long term. The Japanese market is expected to continue as a stable market in 2004.

The new legislation for renewable energy in Italy has lead to increased activity on the market. The development tends towards areas with lower wind speeds where Vestas' product programme is very competitive. In May, Vestas received two orders for a total of 35 V80-2.0 MW wind turbines for installation in 2004 and 2005, cf. stock exchange announcement No. 24/2004 of 19 May 2004. Vestas continues to be the market leader and delivered 67 MW in the first half year of 2004. Vestas expects the positive development in the Italian market to continue.

The American market continues to be characterised by the non-extension of the Production Tax Credit (PTC) that expired at the end of 2003. One of the orders received in the US is for 33 NM82/1.65 MW wind turbines for delivery at the end of 2004, cf. stock exchange announcement No. 32/2004 of 9 August 2004. It is still possible that the PTC will be extended in September, but it is most likely that the extension shall not take place until 2005. This means that the American market in 2004 will be considerably reduced compared with 2003. In spite of the delayed PTC there is a high level of activity among the customers in the market, and projects for 2005 and 2006 are still under development for start-up as soon as the PTC is extended.

In Canada, the prospects are positive. Vestas delivered 45 MW in the first half year of 2004 and expects to maintain its position in the growing Canadian market. In December 2003, Vestas received an order for 38 V80-1.8 MW wind turbines, cf. stock exchange announcement No. 25/2003 of 12 December 2003, and especially the V80 turbine is very competitive in Canada. This has recently been emphasized by an order to Vestas for 30 V80-1.8 MW wind turbines for installation at Miller Mountain, cf. stock exchange announcement No. 31/2004 of 6 August 2004.

In Spain and Portugal, the prospects are positive. Currently the Spanish government is discussing an increase in the share of renewable energy. This may result in a considerable growth within wind power in the coming years. In the first half year of 2004 Vestas delivered a total of 41 MW in Spain and Portugal, and the order backlog is satisfactory. Therefore, the expectations are very positive. One of the orders which Vestas received in Portugal was for 26 V90-3.0 MW for Enersis for delivery in 2004 and 2005, cf. stock exchange announcement No. 27/2004 of 1 July 2004. The order confirms Vestas' expectations for the V90 turbine also in Portugal.

Comments on the development during the half year

In Scandinavia, Vestas has been focused on the Horns Reef offshore project. In July 2004, it was decided to bring all 80 V80-2.0 MW nacelles onshore in order to replace the transformers and the generators, etc. The work is expected to be finalised in the forth quarter of 2004. The lessons learned from Horns Reef are expensive, but on this basis Vestas expects to be in a strong position within the future competition in this segment.

The Danish government has decided that two new offshore wind farms – each of 200 MW – shall be installed, and at the same time a new programme for repowering of 350 MW has been started up onshore. On the basis hereof, increased activity is expected in Denmark in 2005.

In Sweden, the activity has been rather modest during the first half year of 2004. However, clarification regarding the Swedish government's bill concerning renewable energy has brought about increased interest in green energy, and Vestas expects a higher level of activity in this market in the future.

The Polish market has been limited due to the uncertainty regarding the trade with green certificates. The Polish government has now decided that the utilities have to pay penalties if they do not fulfil the requirements regarding renewable energy. This has accelerated the development of a number of large projects which are now awaiting funding. On this background Vestas expects an increasing activity in Poland in the coming years.

Vestas' order situation on the French market is satisfactory and in the first half year of 2004 Vestas delivered 11 MW. There is a potential for wind energy in France and the outlook in the long term is positive. The market is, however, still characterised by a slow permitting process with the authorities.

The Greek market is showing positive signs, but the procedures regarding permitting applications and project financing are still problematic. In June, Vestas secured an order for delivery of 29 V80-2.0 MW wind turbines for the first major project with MW turbines in Greece with MW turbines, cf. stock exchange announcement No. 27/2004 of 1 July 2004.

In summary, the order intake has resulted in an order backlog at the end of first half year 2004 which is below the expected level. This is among other things due to the postponement of the adoption of the PTC scheme in the US. The total backlog of firm and unconditional orders is at a level equivalent to approximately 4 months' average production in Vestas, which is a decrease compared to first half year 2003.

Production and product development

With the introduction of the V90 turbines, a number of new initiatives have been introduced in the production during the first half year of 2004. The conversion from V80 blades to V90 blades at the blade factory in Lauchhammer, Germany is completed. Furthermore, serial production of the V80-2.0 MW turbine and the V90-2.0 MW turbine has started at the assembly factory in Viborg. At the same time serial production of the V90-3.0 MW turbine is initiated at the assembly factory in Ringkøbing.

In Australia, Vestas has decided to establish a blade factory. The blade factory will be placed in Portland in the Victoria region, cf. stock exchange announcement No. 28/2004 of 7 July 2004. The blade factory is expected to be put into operation in the summer of 2005 and will have an annual capacity of approximately 100 blade sets for MW turbines.

The establishment of production facilities in North America is still under consideration. A decision in this respect is expected to be taken before the end of 2004. Furthermore establishment of production facilities in China is also under consideration.

As mentioned in Vestas' Offering Circular of 12 May 2004 a decision has been taken as regards Vestas' future product programme. The programme will include the wind turbine types V52, V80, NM82, V90 and NM110. Based on this product programme, a further development of the two largest turbines in the programme will be initiated. The V90-3.0 MW turbine will be further developed into a V100-3.0 MW turbine and the NM110-4.2 MW will be further developed into a V120-4.5 MW turbine. The V100-3.0 MW turbine is expected to be ready for delivery at the end of 2005 whereas the V120-4.5 MW turbine is expected to be ready for delivery in 2006. In future the NM82 will be marketed under the product name V82.

This means that as from 2006 Vestas will have a MW product programme covering generator sizes from 1.65 to 4.5 MW combined with rotor sizes from 80 to 120 metres in diameter. This product programme will make a significant contribution to a continuously declining price per kWh for electricity produced by wind power.

Furthermore, a lot of choices have been made as regards future technology. In relation to blades it has been decided to focus on further development of NEG Micon's wood/carbon-fibre/epoxy concept using Vestas' geometric profiles. This combination has a significant potential for design and production of cost effective blades for the present product programme as well as for longer blades for future turbines.

As regards control systems, remote control and monitoring systems, it has been decided that the future systems and design will consist of a combined concept of Vestas' and NEG Micon's previous systems, respectively.

As the turbines become larger, prices for towers and foundations also increase. Therefore it has been decided that the tower design will be optimised based on the latest developments already implemented in the towers for the V90-3.0 MW turbine. An important element in this new development is the patented magnet system which apart from holding the inner parts of the tower in place also makes it possible to reduce the weight of the towers as it is no longer necessary to weld directly on the tower shells. By this the loads on the foundations are reduced and consequently also the steel costs.

Concurrently with the intensified development programme for turbine development as well as for wind power system development, the extensive activities regarding quality assurance and verification of new products are even further strengthened with a view to reducing future warranty costs.

Comments on the development during the half year

Environmental and occupational health and safety conditions

Vestas considers it natural to show concern for environment and occupational health and safety conditions, and documents its initiatives in these areas in connection with the annual environmental statement. Vestas conforms to the environmental legislation as regards application for and obtaining of environmental approvals. Vestas has no disputes with the environmental/occupational health and safety authorities with regard to guidelines or prohibitions.

The implementation of environmental and occupational health and safety management systems in the whole Vestas Group continues. At the same time the dissemination of Vestas' data collection system continues which means that Vestas' environmental statement covers a constantly larger part of the Group.

Status of the combination of Vestas and NEG Micon

The process of combining Vestas and NEG Micon was initiated in March 2004 and in general the combination follows the plans and targets set by the management.

Three very important areas have already been completed i.e. the capital increase to strengthen Vestas' financial resources, getting the new organisation in place and determination of the future product programme. The future product programme for the Group is described in further details in the above section entitled: Production and product development.

During May/June 2004, Vestas completed a capital increase resulting in net proceeds of mEUR 282 (mDKK 2,100). The increase was carried out as a pre-emption issue for existing shareholders and on 11 June 2004 Vestas could announce that the emission was fully subscribed, cf. stock exchange announcement No. 25/2004.

The new organisation in Vestas is also in place and all managers and key employees have been nominated.

Vestas' head office was officially moved from Ringkøbing to Randers at the end of April.

A number of decisions have been taken both as regards technology and as regards activities concerning project development. The technological choices are further described in the above section entitled: Production and product development. Furthermore, it has been decided that project development will not be part of Vestas' business area in the future. Vestas will, however, still be able to assist the customers within relevant phases of the project development process.

In general, Vestas still expects to gain cost synergies of at least mEUR 67 (mDKK 500) per year and the synergies will be gained successively between 2004 and 2006. Cost synergies of at least mEUR 14 (mDKK 100) are already expected in 2004. The task of identifying the synergies is progressing satisfactorily and a number of initiatives have already been implemented.

The expected synergies within sales and service, technology and other fixed costs are primarily related to reduction of the number of employees. The staff reductions have been completed. In total approximately 475 employees were dismissed distributed between approximately 325 white collar workers and almost 150 blue collar workers. The reductions have primarily taken place in Denmark and Germany and are distributed on all areas within product development, sales, production as well as administrative functions. The affected employees will resign successively during the period from May to September 2004.

The expected synergies within purchase and production also relate to staff reductions, but the most significant part relates to improved purchasing procedures. Based on the larger volume, important sub-supplier agreements have been renegotiated resulting in a number of improvements in the agreements for Vestas. It is positive that Vestas' sub-suppliers have constructively contributed to a continuous improvement of the competitiveness of Vestas' technology, which gives long-term perspectives for all parties.

Expectations for the Vestas Group for the full year 2004

As mentioned in Vestas' Offering Circular of 12 May 2004 the American PTC scheme was expected to be extended during the summer of 2004 and the Group's expectations for 2004 included deliveries of a little more than 150 MW which could be described as PTC reliant.

The situation is now that the PTC is not expected extended till September at the earliest, but the extension will most likely not be approved until 2005.

On this basis, Vestas has reduced the expectations for 2004, cf. stock exchange announcement No. 32/2004 of 9 August 2004. Turnover is now expected to be approximately bnEUR 2.6 compared to previously bnEUR 2.7-2.8, cf. stock exchange announcement No. 23/2004 of 11 May 2004. Compared to the previously expected approximately 7 per cent, the EBIT margin is now expected to be approximately 6 per cent, including the effect of expected cost synergies of mEUR 14, but before integration and restructuring costs and before goodwill amortization arising from the combination with NEG Micon. The EBIT margin after integration and restructuring costs but before goodwill amortization arising from the combination with NEG Micon is currently expected to be approximately 4 per cent compared to previously approximately 5 per cent. The reduced EBIT margin is primarily due to the lower turnover.

It must, however, be noted that the uneven distribution of turnover between first half year and second half year results in an increased pressure on transportation and installation capacity especially in the forth quarter result-

Expectations for the Vestas Group for the full year 2004

ing in an increased risk that some orders may be delayed for instance due to bad weather conditions. Furthermore continuous fluctuations in markets, exchange rates and financing may affect turnover and result.

Total investments in fixed assets in 2004 are expected to be mEUR 100-110 compared to previously expected mEUR 140-150, cf. stock exchange announcement No. 23/2004 of 11 May 2004. The lower investment level must be seen in the light of the synergy as a consequence of the combination with NEG Micon. The net working capital at year-end is still expected to be 30 to 35 per cent of the year's net turnover.

Stock exchange announcements during 2004

05.01.2004	01	Vestas Wind Systems A/S' quarterly statement for Insiders' holding of Vestas shares as per 31 December 2003
19.01.2004	02	Extension of Vestas' share exchange offer to the shareholders of NEG Micon
30.01.2004	03	Date for publication and presentation of Annual Report
05.02.2004	04	NEG Micon changes the date for announcement of the 2003 annual report. More than 70 per cent have accepted Vestas' Share Exchange Offer to the shareholders of NEG Micon
19.02.2004	05	Extension of Vestas' Share Exchange Offer ("Share Extension Offer") to the shareholders of NEG Micon until 4 March 2004
23.02.2004	06	The combination of Vestas and NEG Micon will take place
05.03.2004	07	More than 95% of the shares have been tendered in Vestas' voluntary share exchange offer (the "Voluntary Offer") to the shareholders in NEG Micon
12.03.2004	08	Mandatory share exchange offer to the shareholders in NEG Micon
17.03.2004	09	Announcement regarding the Annual report 2003
31.03.2004	10	Large order for Vestas in Australia
31.03.2004	11	Election of company employee representatives for the Board of Directors of Vestas Wind Systems A/S
02.04.2004	12	Vestas' quarterly statement for Insiders' holding of Vestas shares as per 31 March 2004
14.04.2004	13	The English competition authorities approve the combination of Vestas Wind Systems A/S and NEG Micon A/S
14.04.2004	14	NEG Micon A/S has sold its holding of treasure shares
15.04.2004	15	Announcement on changes in Insiders' holding of Vestas shares
20.04.2004	16	Election of Group representative for the Board of Directors of Vestas Wind Systems A/S
21.04.2004	17	Result of Vestas' mandatory share exchange offer (the "Mandatory Share Exchange Offer") to the shareholders of NEG Micon
21.04.2004	18	Annual General Meeting of Vestas Wind Systems A/S, on 21 April 2004 at 5:00 p.m.
22.04.2004	19	Announcement on changes in Insiders' holding of Vestas shares
27.04.2004	20	Notice requesting redemption of shares in NEG Micon A/S
30.04.2004	21	Vestas' statement for Insiders' holding of Vestas shares as per 28 April 2004
30.04.2004	22	Vestas receives large order for V90 turbines to the German market
11.05.2004	23	Vestas announces the rights issue offering circular
19.05.2004	24	Vestas receives large orders for the Italian market
14.06.2004	25	Rights issue in Vestas fully subscribed
14.06.2004	26	Vestas' statement for Insiders' holding of Vestas shares as per 11 June 2004
01.07.2004	27	Vestas receives orders in Portugal and Greece
07.07.2004	28	Vestas receives order in Australia and establishes blade factory
23.07.2004	29	Vestas selected as supplier for 90 MW offshore wind projects in the UK
04.08.2004	30	Date for publication and presentation of half-year report 2004
06.08.2004	31	Vestas receives order for V80-1.8 MW wind turbines in Canada
09.08.2004	32	Order in the US and adjustment of expectations for 2004

Tentative financial calendars 2004-2005

26.11.2004	Publication of information regarding 3rd Quarter 2004
30.03.2005	Publication of Annual Report 2004
25.04.2005	Annual General Meeting
26.05.2005	Publication of information regarding 1st Quarter 2005
25.08.2005	Publication of interim financial statement for the 1st half year of 2005
24.11.2005	Publication of information regarding 3rd Quarter 2005



Open House on Saturday 4 September 2004 from 10.00 to 15.00

Vestas' department in Videbæk, Denmark, welcomes all interested people to Vestas' annual open house event. The event will take place on the premises of the department on Herningvej 5-7 in Videbæk.

The open house event offers visitors an opportunity to look at the new office buildings and educational facilities, and to see what a service vehicle looks like inside. In addition, a nacelle transport and a blade transport will be set up to give visitors an idea of how Vestas' transport equipment works.

Vestas Wind Systems A/S
Alsvej 21
8900 Randers
Denmark
Tel. +45 97 30 00 00
Fax +45 97 30 00 01
vestas@vestas.com
www.vestas.com











Randers, 30-08-2004

Stock exchange announcement no. 34/2004

Large order for Vestas in Australia

Vestas Wind Systems A/S has received an order for the Alinta Wind Farm project in Western Australia .

The contract is a turnkey contract and comprises supply of 54 NM82-1.65 MW wind turbines.

The wind farm, which has a total capacity of approximately 90 MW, is scheduled for completion in mid-November 2005 and is located 32 km southeast of Geraldton in Western Australia .

The contract has a value to Vestas of approximately mEUR 95, and has been awarded by Walkaway Wind Power Pty Ltd (a joint venture between Renewable Power Ventures, Babcock & Brown, National Power and Carbon Solutions).

'We look forward to delivering the project, which will be the largest of its kind in Western Australia ', says Svend Sigaard, President and CEO of Vestas Wind Systems A/S and continues: 'We are pleased to be awarded another large project in Australia , which clearly demonstrates Vestas' strong position in the market'.

The above order does not affect the Vestas Group's expectations for 2004, cf. Stock exchange announcement No. 33/2004 of 18 August 2004 .

Any questions may be addressed to the Executive Management at Vestas Wind Systems A/S, telephone +45 9730 0000.

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Vestas Wind Syst
Alsvej 21
8900 Randers
Denmark
Tel. +45 97 30 00 00
Fax +45 97 30 00 01

Vestas is the world lead technology and a driving development of the wind

Vestas' core business co development, manufactu marketing and maintena power systems.

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Randers, 02-09-2004

Press release no. 02/2004

International wind turbine company wins injunction in court

News release from Vestas Americas, 2 Sept. 2004

Protestors forced to allow company access to its equipment to complete major wind energy projects September 2, 2004 - Rimouski, Quebec:

Vestas Canadian Wind Technology Inc. was successful in its injunction today to end blocked access to its equipment and construction sites in the Murdochville, Quebec area. The international wind turbine company was contracted to construct two wind power projects in the Gaspé region. A small group of local companies have blocked access by the company to its own equipment and parts since Monday, August 23. Except for one firm, the protestors consist of companies who were unsuccessful in their bids to supply subcontracting services to this project.

The Vestas wind turbine projects include an installation on Copper Mountain, consisting of five turbines and completed in May 2004, and another at Miller Mountain, consisting of 30 turbines. Vestas also anticipates the possibility of further projects in the region. These projects would consist of a local investment in excess of $40 million and are slated for completion by March 2005. Access to the parts and equipment shipped to Matane and Gaspé, Quebec for construction and installation was blocked by the protesting firms who claimed that Vestas was not hiring local contractors for these projects.

"Considering the importance of this project to the local area and the future potential, we have been surprised by this reaction", stated Tom Carbone, President, Vestas Americas. "In fact, all the protesting companies had the opportunity to bid on this project and were even invited to re-submit their offers when they came in significantly over budget. Furthermore, approximately 80% of the workforce is local: we hired 106 people for the first phase, and since the other elements are several times larger than the first installation, we anticipate hiring many more."

Delaying the project only increases the risks, according to Carbone. "Every hour of every day counts: the longer we have to work into the winter, the more time we need and the riskier the project becomes. We are relieved that this situation is resolved so we can get this project back on track and avoid extending our winter construction."

Vestas Canadian Wind Technology Inc. is a subsidiary of Vestas Wind Systems, headquartered in Randers, Denmark. Vestas is the world leader in wind technology and a driving force in the development of the wind power industry. Vestas' core business comprises the development, manufacture, sale, marketing and


Vestas Wind Syste
Alsvej 21
8900 Randers
Denmark

Vestas is the world lead technology and a driving development of the wind

Vestas' core business co development, manufactu *marketing and maintena* power systems.

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Randers, 07-09-2004

Press release no. 03/2004

Negotiations succesful regarding continued construction of wind power projects in Gaspe region

News release from Vestas Americas, 7 Sept. 2004

Vestas Canadian Wind Technology, Inc. conducted successful meetings with local companies over the weekend regarding the impasse surrounding the construction of two wind power projects in the Gaspé region. All parties have reached an agreement to continue working at all sites and on all fronts to resume construction immediately and make up for lost time, due to previous obstructions at the sites.

Vestas, an international wind turbine company was contracted to construct two wind power projects in the Gaspé region. A small group of local companies have blocked access by the company to its own equipment and parts since Monday, August 23. Late last week, a local judge ruled that the obstructing companies must remove their equipment from all sites related to the construction of the wind farms. Following this ruling all companies involved met in Murdochville on Sunday, September 5, reached an amicable agreement that encourages maximum employment of local peoples and local subcontracting companies to complete the wind power projects' construction. The Murdochville meeting included representatives from Les Grues PG of Matane, Structures DGL, Inc. of Mont-Joli, ABF of Chandler and Transelec Common of Laval. Additionally, the mayor and general manager of Murdochville were present, along with Vestas Americas of Portland, Oregon, Northland Power of Toronto and 3Ci of St-Bruno, Quebec.

"The spirit of the meeting was positive in which everyone involved worked together to take an unfortunate situation and turn it around to create a good outcome," said Tom Carbone, president of Vestas Americas, headquartered in Portland, Oregon and responsible for business covering North, Central and South America. "Vestas and the local firms have agreed that final contracts for the sub-contractors would move forward for the Copper Mountain wind power projects, and that the companies involved would make a reasonable commercial effort to hire local people. Vestas is pleased with the outcome of the meeting."

"We were quite satisfied that Vestas made the effort to travel to Murdochville to meet and that an agreement could be reached," said Stéphane Gauthier of Transelec Common, Inc., one of the companies involved in negotiations. "Everyone wants to see a great project happen in Murdochville. Transelec is prepared to work with Vestas and the other sub-contracting companies to make this wind power project a major success."

"It was good to see that Vestas took our issues and grievances seriously and

Vestas is the world lead technology and a driving development of the win

Vestas' core business co development, manufact marketing and mainten power systems.

>> Read more...





Vestas Wind Syst
Alsvej 21
8900 Randers
Denmark
Tel. +45 97 30 00 00
Fax +45 97 30 00 01

Vestas is the world lead technology and a driving development of the win

Vestas' core business co development, manufact marketing and mainten power systems.

>> Read more...

Randers, 27-09-2004

Stock exchange announcement no. 36/2004

Vestas to supply additional 25 units of V80-1.8 MW wind turbines in Canada

Randers, 27 September 2004

Stock exchange announcement No. 36/2004
The Vestas Group has received an order for 25 units of V80-1.8 MW wind turbines. The wind turbines will be installed in the first quarter of 2005 on Copper Mountain located in Murdochville, Québec, Canada.

The order comprises a turnkey supply. The wind turbines are part of an expansion phase of a project, where Vestas has already installed five V80-1.8 MW wind turbines that have been in commercial operation since early May this year. The wind power plant will be owned by Mount Copper Wind Power Energy, Inc., a company which is jointly controlled by Creststreet Power & Income Fund LP of Toronto, Ontario and 3Ci of St. Bruno, Québec, and the power being purchased by Hydro-Québec.

When the 25 wind turbines are completed and operational, they will join the five currently operating wind turbines to generate a total of 54 MW. The total project has a value to Vestas of approximately mEUR 55.

"The order confirms once again Vestas' positive expectations for the growing Canadian market", says Svend Sigaard, President and CEO of Vestas Wind Systems A/S.

The above order does not affect the Vestas Group's expectations for 2004, cf. Stock exchange announcement No. 33/2004 of 18 August 2004.

Any questions may be addressed to the Executive Management at Vestas Wind Systems A/S, telephone +45 9730 0000.

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Randers, 01-10-2004

Stock exchange announcement no. 37/2004

Vestas' statement for Insiders' holding of Vestas shares as per 29 September 2004

In accordance with Section 37 of the Danish Securities Trading Act, Vestas is required - after the closure of a trading window - to publish holdings of Vestas shares as reported by Insiders to Vestas.

Please find below a statement of the holding of Vestas shares as per the closure of the trading window – 18 August 2004 to 29 September 2004 (securities code DK0010268606).

Holding of shares	Market value	(DKK)
The Board of Directors' holding	338,581	29,371,902
The Executive Management's holding	174,899	15,172,488
The Insiders' total holding	632,980	54,911,015

The market value is calculated based on the closing price of Vestas shares on the Copenhagen Stock Exchange on 30 September 2004 (share price DKK 86.75).

Any questions may be addressed to the Executive Management at Vestas Wind Systems A/S, telephone +45 9730 00 00.

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Vestas Wind Syste
Alsvej 21
8900 Randers
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Tel.: +45 97 30 00 00
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Vestas is the world lead
technology and a driving
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Vestas Wind Syste
Alsvej 21
8900 Randers
Denmark
Tel.: +45 97 30 00 00
Fax: +45 97 30 00 01

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Randers, 15-10-2004

Stock exchange announcement no. 38/2004

Vestas receives large orders in Spain

The Vestas Group has received three large orders in Spain at a total value of approximately mEUR 84.

First V90 order in Spain

Vestas has signed a turnkey contract for delivery of a 40 MW wind power plant in Aragón , Spain . The order has a value to Vestas of approximately mEUR 38 and consists of 20 units of the V90-2.0 MW wind turbine scheduled for delivery in 2005.

The contract has been awarded by GEA Magallon II S.L., a wind project developer located in Zaragoza . This is the first contract, which GEA has signed with Vestas.

36 MW order in Castilla y León

Vestas has signed a contract for delivery of 22 units of the NM72-1.65 MW wind turbine. The order has been awarded by Parque Eólico La Pe ñ uca and has a value to Vestas of approximately mEUR 23. The wind power plant is located in Burgos in the region of Castilla y León and will be erected in 2005.

Vestas receives the fourth large order from AEGA

Vestas has been awarded an order for 54 units of the NM44-750 kW wind turbine for delivery in the first half of 2005. The wind power plant is the fourth phase of the Acciona projects in Galicia . The contract has been awarded by AEGA and has a value to Vestas of approximately mEUR 23.

"We are pleased to receive the first large order in Spain for the new V90-2.0 MW wind turbine particularly well suited for medium to low wind sites," says Svend Sigaard , President & CEO of Vestas Wind Systems A/S and concludes: "The three new orders confirm our positive expectations for the Spanish market."

The above orders do not affect the Vestas Group's expectations for 2004, cf. Stock exchange announcement No. 33/2004 of 18 August 2004 .

ny questions may be addressed to the Executive Management at Vestas Wind Systems A/S, telephone +45 9730 0000.

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Randers, 18-10-2004

Press release no. 04/2004

Vestas announces launch of the Phase II of the Copper Mountain Project in the Gaspé region

News release from Vestas Americas, 18 Oct. 2004

Close to 75% of the employees will come from the local workforce

October 15, 2004 - Rimouski, Quebec: Vestas Canadian Wind Technology Inc. is very happy to announce the launch of the Phase II of the Copper Mountain Wind Power project in the Gaspé region. Phase II of this project consists of the installation of 25 wind turbines in addition to the five turbines constructed at the site earlier this year. The Copper Mountain projects, along with the Miller Mountain Wind Farm also recently built, consist of a local investment in excess of $40 million. Moreover, close to 75 % of the employees required for the completion of this most recent phase will come from the local workforce .

"We are very pleased that such a significant percentage of the workforce will come from the Gaspé Peninsula and from the Matane region, and will help us complete our project on time," stated Tom Carbone , President, Vestas Americas. "In fact, many contractors from the Miller Mountain Project will be utilized for Copper Mountain Phase II. Due to their experience on the other power project, we will be able to achieve work efficiencies that will be required to meet the construction challenges related to upcoming winter weather," added Mr. Carbone.

Specifically, more than 140 people - and as many as 105 people from the immediate area - will be employed to provide services like iron work, transportation of equipment, electrical work, civil work, security and numerous other jobs essential to building the wind power plant. Vestas also estimates that the launch of this phase will generate additional revenues for approximately 35 local businesses of the Gaspé Peninsula and the Matane region ranging from local hotels, concrete suppliers, local hardware stores, communications suppliers, excavators, formwork suppliers, etc.

"Vestas has promised that we would make all the reasonable commercial efforts to hire local people and work with local sub-contractors. Today we are very proud to say that we are again clearly demonstrating our commitment as a positive economic force for the development of the Gaspé Peninsula " concluded Mr. Carbone.

In 2004, Vestas is proud to earn 100% market share in Canada .. Vestas Canadian Wind Technology Inc. is a subsidiary of Vestas Wind Systems A/S, headquartered in Randers , Denmark . Vestas is the world leader in wind technology and a driving force in the development of the wind power industry. Vestas' core business comprises the development, manufacture, sale, marketing and maintenance of wind

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power systems that use wind energy to generate electricity and has been manufacturing wind turbines since 1979. Vestas employs more than 9,500 employees around the world and has production facilities in Denmark , Germany , India , Italy , Scotland , England , Spain , Sweden , Norway , and Australia . Vestas and affiliated companies controlled 35% of the global market share of wind-generated energy in 2003. Vestas Wind Systems A/S' shares are listed on the Copenhagen Stock Exchange.

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Randers, 18-10-2004

Stock exchange announcement no. 39/2004

Vestas receives order for a 150 MW wind power plant in Canada

The Vestas Group has received an order for 83 units of V80-1.8 MW wind turbines from SaskPower International Inc. in Canada .

The project will be located in Southwestern Saskatchewan in Canada and comprises turnkey supply, installation and maintenance of the turbines. The order has a value to Vestas of approximately mEUR 143. The project will be owned by SaskPower International Inc., located in Regina , Saskatchewan , the development arm of its parent company SaskPower. Vestas has previously supplied V47 wind turbines for SaskPower's Cypress Wind Power Facility project near Gull Lake , Saskatchewan .

The 150 MW wind power plant will be installed and commissioned by December 2005.

"The V80-1.8 MW wind turbine is well proven in Canada 's harsh climate conditions. It is therefore a natural choice for SaskPower International's project ," says Svend Sigaard , President and CEO of Vestas Wind Systems A/S.

The above order does not affect the Vestas Group's expectations for 2004, cf. Stock exchange announcement No. 33/2004 of 18 August 2004 .

Any questions may be addressed to the Executive Management at Vestas Wind Systems A/S, telephone +45 9730 0000.

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Randers, 28-10-2004

Stock exchange announcement no. 41/2004

Vestas receives large order for the Italian market

The Vestas Group has received an order for 36 units of V80 wind turbines for a wind power plant in Sardinia in Italy .

The turnkey order, which has a value to Vestas of approximately mEUR 76, is placed by Sardeolica Srl located in Cagliari . The wind power plant has been developed by Saras SpA and Babcock & Brown.

The contract comprises delivery of turbines and monitoring system, transportation, installation, commissioning, electrical and civil infrastructure as well as an operation and maintenance agreement.

The turbines will be installed in 2005. The wind power plant is located in Sardinia at a site in the Municipality of Ulassai (NU).

"The development in Italy tends towards MW sized turbines where Vestas' product programme is very competitive ", says Svend Sigaard, President and CEO of Vestas Wind Systems A/S and concludes: "With this third large order for V80 turbines to Italy in 2004, Vestas continues to be the market leader in the Italian market ".

The above order does not affect the Vestas Group's expectations for 2004, cf. Stock exchange announcement No. 33/2004 of 18 August 2004 .

Any questions may be addressed to the Executive Management at Vestas Wind Systems A/S, telephone +45 9730 0000.

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Alsvej 21
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Randers, 11-11-2004

Stock exchange announcement no. 42/2004

Telephone conference on 26 November 2004 at 3 p.m. (CET)

The Vestas Group expects to publish quarterly information (3rd Quarter 2004) regarding the market situation etc. on Friday, 26 November 2004.

In connection with the publication of the quarterly information Vestas will host a telephone conference on Friday, 26 November 2004 at 3 p.m. (CET). The telephone conference will be held in English. It will be possible to attend the conference via Vestas' website www.vestas.com or Copenhagen Stock Exchange A/S' website www.cse.dk.

Interested parties from Denmark, who wish to ask questions during the telephone conference, may call ph. +45 7026 5040, interested parties from the rest of Europe may call ph. +44 20 7769 6432, and interested parties from the US may call ph. +1 877 204 0753. After the meeting, a replay will be available on Vestas' website www.vestas.com.

Any questions may be addressed to the Executive Management at Vestas Wind Systems A/S, telephone +45 9730 0000.

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Randers, 16-11-2004

Stock exchange announcement no. 43/2004

Vestas receives large order in Canada

For a wind power project in Canada, the Vestas Group has received an order for 12 units of V82-1.65 MW wind turbines and an additional 51 units of V82-1.65 MW wind turbines subject to successful test of the first 12 units.

The wind power project will be installed and commissioned by 31 December 2005.

"The market in Canada is developing positively and we see a good potential for wind energy as a significant energy source complimentary to Canada's current hydroelectric energy," says Svend Sigaard, President and CEO of Vestas Wind Systems A/S.

Subject to a non-disclosure agreement with the customer, Vestas may not reveal the name of the customer or the value of the contract for Vestas. However, the value of the contract order does not affect the Vestas Group's expectations for 2004, cf. Stock exchange announcement No. 33/2004 of 18 August 2004.

Any questions may be addressed to the Executive Management at Vestas Wind Systems A/S, telephone +45 9730 0000.

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Randers, 19-11-2004

Stock exchange announcement no. 44/2004

Vestas receives order for 36 units of V82 wind turbines in Nebraska, USA

The Vestas group has received an order for 36 units of V82-1.65 MW wind turbines from RES America Construction, Inc., headquartered in Austin, Texas. Nebraska Public Power District (NPPD), the state's largest utility and headquartered in Columbus, Nebraska, will own the wind power plant and utilize the power output.

Vestas will supply and commission the wind turbines, which will be located in the north central part of the state, near the town of Ainsworth, Nebraska. The 60-MW wind power plant, which also includes a two-year service, maintenance and warranty agreement, will be installed and commissioned by summer 2005.

"This project emphasises the public power sector's growing interest in renewable energy using wind power", says Svend Sigaard, President and CEO of Vestas Wind Systems A/S and adds: *"Public power projects such as this are not PTC dependent and demonstrate wind power's competitiveness in a market having volatile natural gas prices, while also helping utilities meet consumer demand for green energy".*

The above order does not affect the Vestas Group's expectations for 2004, cf. Stock exchange announcement No. 33/2004 of 18 August 2004.

Any questions may be addressed to the Executive Management at Vestas Wind Systems A/S, telephone +45 9730 0000.

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Randers, 26-11-2004

Stock exchange announcement no. 45/2004

Quarterly information - 3rd Quarter 2004

Market situation

Generally, Vestas continues to have positive expectations for the global market for wind power.

In October 2004, the Production Tax Credit (PTC) scheme in the US was retroactively extended for a two-year period ending December 2005. Based on the late extension of the PTC, the American market in 2004 will be considerably reduced compared with 2003, whereas the prospects for 2005 are positive.

Estimates from the industry indicate that 2,000 MWs of wind power plants may be added to the US grid before the end of 2005, which would result in a US market record breaking year. However, the weak USD exchange rate in combination with the increased steel prices put a high pressure on the profitability of these projects. Therefore, Vestas expects that some of the planned projects will not be built and consequently, the market will develop at a slower pace than indicated by estimates from the industry.

In Canada, the prospects are still positive. Canada's federal and provincial renewable energy initiatives continue to support stable growth. Vestas has secured several large orders in Canada during the second half-year 2004, cf. stock exchange announcements No. 31/2004 of 6 August, No. 36/2004 of 27 September, No. 39/2004 of 18 October and No. 43/2004 of 16 November, 2004. These orders totalling more than 350 MWs confirm Vestas' competitive position in the expanding Canadian market.

In order to minimize the dependency towards the USD exchange rate, Vestas is continuously working to balance its turnover and costs in USD and EUR. The principal decision of establishing own local manufacturing has now been made and it is expected that the establishment in North America will contribute significantly to the efforts being made also in the sourcing area, cf. the section below concerning production and sourcing.

The European markets are continuously dominated by Germany and Spain as the largest markets.

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In Germany, the changed interpretation of the Bundesimmissionsschutz-gesetz (Federal Emission Control Act) has lead to a number of projects being postponed as authorisation procedures have become more complex and take longer time. The postponement of projects and pressure on the installation capacity during fourth quarter 2004 lead to an increasing risk of projects being postponed into first quarter 2005. Due to the yearly reductions in the feed-in tariffs according to the EEG (German Renewable Energy Sources Act), the profitability of projects being postponed into 2005 is decreasing and may lead to postponements or even cancellation of some projects.

Vestas expects Germany to continue as a large market in 2005, however, at the same or at a slightly lower level than 2004. In 2006-2007, the German market is expected to grow again when the planned offshore projects are expected to materialise.

In Spain and Portugal, the positive prospects have materialised for Vestas during second half-year 2004. Vestas' expectations for the competitiveness of especially the V90 wind turbine for high and low wind sites in the southern part of Europe have been confirmed by large orders for the V90-3.0 MW and the V90-2.0 MW wind turbines, cf. stock exchange announcements No. 27/2004 of 1 July and No. 38/2004 of 15 October 2004.

In Great Britain, a new planning policy statement on renewable energy (PPS22) was issued in August. The PPS22 instructs the planning authorities to "promote and encourage" rather than restrict the development of renewable energy sources. Combined with the inherent growth potential in the market due to the Renewable Obligation Certificate (ROC), which calls for 10% renewable energy by 2010 and 15% by 2015, the overall market outlook is still very positive.

Vestas has obtained a very attractive position in the UK offshore segment. Vestas has finalised the North Hoyle project and is close to finalising the second project, the Scroby Sands offshore wind power plant. Both projects include 30 units of V80-2.0 MW offshore turbines. In July 2004, Vestas also received an order for the Barrow offshore project, which consists of 30 units of V90-3.0 MW wind turbines. In September 2004, Vestas and Elsam agreed to install V90-3.0 MW turbines on the Kentish Flats offshore wind farm instead of the NM92 turbines originally planned.

The V90-3.0 MW turbine is the newest and largest turbine in series production within Vestas and optimised for offshore projects. Once erected on Kentish Flats, the 30 turbine project will be the largest offshore wind power plant in the UK, at 90 MW rated capacity. It is expected that the wind power plant will be fully commissioned by summer 2005.

In the offshore segment, the third quarter of 2004 has also been characterised by a high level of activity on the Horns Reef project off the west coast of Denmark. In July 2004, it was decided to bring all 80 V80-2.0 MW nacelles onshore in order to do the repair work. Subject to focused efforts and strong commitment by the Vestas team, all nacelles were back offshore on 10 November 2004 and Vestas still expects the work to be finalised in the fourth quarter of 2004.
Vestas and its employees have demonstrated trustworthiness and the power to act by taking the responsibility for the performance problems at Horns Reef very seriously. At the same time – despite the high level of pressure and the tight deadlines – the maxim of "safety first" was observed throughout the process and it is a great satisfaction that the project was completed without any major industrial

injuries.

The lessons learned from Horns Reef are expensive, and the next milestone will be the commissioning of the turbines. Furthermore, the on-going negotiations with the sub-suppliers and the customer shall be completed. Vestas still evaluates that the reservations made for extra costs will cover the costs incurred.

The Danish government has decided that two new offshore wind power plants - each of 200 MW - shall be installed, and at the same time a new programme for repowering of 350 MW has been started up onshore. On the basis hereof, increased activity is expected in Denmark in 2005.

Other European markets are progressing satisfactorily and according to Vestas' expectations. Most recently, Vestas announced an order for 36 units of V80 wind turbines for a wind power plant in Sardinia in Italy, cf. stock exchange announcement no. 41/2004 of 28 October 2004, and with this third larger order for V80 turbines to Italy in 2004, Vestas continues to be the market leader in the Italian market. The development in other European markets also tends towards MW sized turbines where Vestas' product programme is very competitive.

In Asia and the Pacific area, the outlook remains positive with a continued strong focus on renewable energy in Australia, China and India.

In Australia, Vestas has been awarded large projects, which clearly demonstrates Vestas' strong position in the market, cf. stock exchange announcements No. 28/2004 and No. 34/2004 of 7 July and 30 August 2004, respectively. In the short term, the expectations for the Australian market are positive, but there is still an uncertainty in the long term as the target for renewable energy in the Mandatory Renewable Energy Target (MRET) has not been extended and increased. However, Vestas expects political initiatives to be taken on the federal and state level that will secure Australia as a good market also in the long term.

On this background Vestas has started up the establishment of a factory in Portland in the Victoria region for the manufacture of blades for megawatt size wind turbines. The blade factory is expected to be put into operation in the summer of 2005 and will have a yearly capacity of approximately 100 blade sets for megawatt wind turbines. It is expected that the factory will employ more than 50 employees. The total investment in equipment is expected to be approximately mEUR 5, cf. stock exchange announcement No. 28/2004 of 7 July 2004.

The Chinese Government is drafting a new law aimed at promoting the use of renewable energy in the country. The goal is to lift the country's installed renewable energy generating capacity to 60,000 MW by 2010 and 121,000 MW by 2020. The drafted law, which is now being circulated amongst local ministries for review, is expected to be put in place by May 2005. The proposed new law demands that the end users share the costs of procuring renewable energy sources, while power grid firms will need to buy electricity generated by renewable energies on mandatory basis. The target of 121,000 MW is equivalent to 12 per cent renewable power sources by 2020. Vestas expects that wind power will represent a considerable share of this growth.

In India, the expectations to market growth are still high. India is the fastest growing market in 2004. The market is transforming from a tax driven market to an energy driven market with main investors being independent power producers and

utilities. In addition a subsidy covering 50 per cent of the financing cost has been implemented for textile mills investing in wind turbines.

In general, the long-term development of the markets is positive. Several new markets are developing and in the third quarter of 2004, Vestas has delivered some small projects to Lithuania, Croatia, the United Arab Emirates and Cuba.

In summary, the order intake in the third quarter has been satisfactory, however, the lower order intake in the first half of 2004 has still not been recovered. The total backlog of firm and unconditional orders corresponds to approximately four months' average production at Vestas, which is at the level of third quarter 2003.

Products

The actions taken at Horns Reef clearly demonstrate that Vestas takes a possible non-satisfactory operation of its turbines seriously. The fact that Vestas was selected to supply turbines for among others the Barrow offshore project is regarded as a sign that new customers who are looking at offshore projects have discovered and are confident that Vestas will live up to its obligations if problems arise. This is yet another aspect of Vestas' proven performance in the wind power segment.

Furthermore, the continued high interest for the V80 turbine onshore clearly demonstrates the competitiveness of this product.

The lessons learned at Horns Reef have been gathered and taken into consideration in the implementation of ongoing offshore projects and the development of new products, including the design, manufacture, installation and service methods and procedures.

As mentioned in Vestas' Offering Circular of 12 May 2004, a decision has been taken as regards Vestas' future product programme and a number of choices have been made as regards future technology.
The further development of the V90-3.0 MW turbine into a V100-3.0 MW turbine is progressing according to plans. A V100-3.0 MW prototype is now installed at the test site at Høvsøre, Denmark. In 2005, other V100-3.0 MW prototypes will be installed. These prototypes will be equipped with blades based on a further development of the wood/carbon-fibre/epoxy concept. The V100-3.0 MW turbine is still expected to be ready for delivery at the end of 2005.

Likewise, the further development of the NM110-4.2 MW into a V120-4.5 MW turbine is progressing according to plans. This turbine is expected to be ready for delivery in late 2006.

Sourcing and production

In connection with the combination of Vestas and NEG Micon, a combined roadmap for global sourcing has been established as the basis for future development. Increasing need to lower the dependency on the USD and AUD exchange rates and the increasing steel prices have lead to intensified activities concerning sourcing and manufacture in non-EUR currencies. Especially in the US and China, evaluation of possibilities for local sourcing has been intensified by the establishment of local sourcing teams within the global production units for nacelles and towers.

Currently, important materials such as steel, castings and fibre glass are

predominantly sourced in EUR. Likewise, important components such as gearboxes and generators are predominantly sourced in EUR. Vestas anticipates that its own establishment of local manufacture in future growth markets such as North America and China will enhance the outcome of current partnership negotiations with sub-suppliers on sourcing in non-EUR currencies. Vestas has made a principal decision to establish own production in North America and China during 2005. The extent of the local production set-up and level of investments is yet to be finally determined and Vestas expects to inform further in connection with the announcement of the Annual Report 2004 on 30 March 2005.

Status of the combination of Vestas and NEG Micon

The process of combining Vestas and NEG Micon was initiated in March 2004 and in general the combination follows the plans and targets set by the management. In third quarter 2004, the activities have among other things included the implementation of improved purchasing procedures and the decisions taken as regards technology as well as integration of administrative systems.

The expected synergies within purchase and production primarily relate to improved purchasing procedures. Based on the larger volume, important sub-supplier agreements have been renegotiated resulting in a number of improvements in the agreements for Vestas, which will have full effect from 2006. In third quarter 2004, the second phase of the purchasing program has been started up. This phase is focused on balance of plant, i.e. the turnkey part of sales projects.
Based on the decision to focus on further development of NEG Micon's wood/carbon-fibre/epoxy concept using Vestas' geometric profiles, a transfer of technology and know-how from the blade factory on the Isle of Wight, England to the blade factory in Lem, Denmark has been started up and the first results are very positive.

The integration of administrative systems is ongoing. The implementation of Vestas' production management system within the former NEG Micon production units is well under the way and the integration of financial systems is in progress. The full integration of administrative systems is expected to be in place within 1-2 years.

The white collar workers affected by the staff reductions in spring 2004 have successively resigned during the period from May to September as planned.

In general, Vestas still expects to gain cost synergies of at least mEUR 67 per year and the synergies will be gained successively between 2004 and 2006.

Expectations for the Vestas Group for the full year 2004

Based on deliveries until the end of the third quarter of 2004, a good backlog of firm and unconditional orders and a number of conditional orders, which are expected to become firm and unconditional before year-end, the expected turnover for the full year is continuously bnEUR 2.6, cf. Stock Exchange announcement no. 33/2004 of 18 August 2004.

It is still the target that the net working capital at the end of the year will be below 35 per cent of the net turnover for the full year. The pressure on the transportation and installation capacity in Germany during the fourth quarter carries, however, an increased risk for some of the projects to be postponed into 2005. Such postponements may influence the net working capital.

The margin for profit before financial income and expenses (EBIT) is still expected to be approximately 6 per cent, including the effect of expected cost synergies of mEUR 14, but before integration and restructuring costs and before goodwill amortization arising from the combination with NEG Micon. The EBIT margin after integration and restructuring costs but before goodwill amortisation arising from the combination is expected to be approximately 4 per cent.

In general, it must be noted that the fourth quarter of 2004 is characterised by a significantly higher level of activity compared to previous years. A major part of the MW supplies will be delivered and a number of large projects shall be completed, including the Horns Reef offshore project. The negotiations with the customer and the sub-suppliers on the Horns Reef project are expected to be concluded during first quarter of 2005. All these circumstances may have an affect on the turnover and result.

Market expectations for 2005

The Vestas Group's long-term expectations continue to be positive.

Based on the extension of the Production Tax Credit (PTC) scheme in the US, the American market will show growth in 2005. However, the growth is expected to be reduced by the low USD exchange rate and high steel prices.

In general, the markets in Europe are developing positively and Vestas expects Germany, Spain and UK to continue as strong markets also in 2005. Outside Europe, markets such as India, China and Australia are expected to grow.

As a consequence of the declining USD exchange rate in combination with the increasing steel prices, price competition especially in the USD related currency countries in China, India and North America is very fierce. The overall impact on the expected EBIT ratio in 2005 is estimated to approximately 2-3 percentage points.

Consequently, the forecast turnover for 2005 is bnEUR 2.6 to 2.9. The EBIT-margin is expected at a level of 4 per cent in 2005. Vestas' goal for EBIT-margin is unchanged at a level of minimum 10 per cent.

The Vestas Group will publish its Annual Report 2004 on 30 March 2005.

Telephone conference on Friday, 26 November 2004, at 3 p.m. (CET)

In connection with the publication of the 3rd Quarterly information, Vestas will host a telephone conference today, Friday, 26 November 2004 at 3 p.m. (CET). The telephone conference will be held in English. It will be possible to attend the conference via Vestas' website www.vestas.com and Copenhagen Stock Exchange A/S' website www.cse.dk.

Interested parties from Denmark, who wish to ask questions during the telephone conference, may call ph. +45 7026 5040, interested parties from the rest of Europe may call ph. +44 20 7769 6432, and interested parties from the US may call ph. +1 877 204 0753. After the meeting, a replay will be available on Vestas' web site www.vestas.com.

Any questions may be addressed to the Board of Management at Vestas Wind

Systems A/S, phone +45 9730 0000.

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Vestas







Randers, 03-12-2004

Stock exchange announcement no. 46/2004

Vestas receives large orders in Spain

The Vestas Group has received three orders for a total of 101.4 MW to the Spanish market. The orders have a total value to Vestas of approximately mEUR 100.

30 units of V82-1.65 MW turbines for the Belchite project

The order for 30 units of V82-1.65 MW turbines has been awarded by Genesa, S.L., which is owned by the Spanish utility Hidrocantábrico, S.A. The turnkey project will be commissioned in 2005 and will be located near Zaragoza in the Aragón region. Furthermore, Vestas has signed a frame agreement with Hidrocantábrico, S.A. for the supply of 152 MW within the coming two and half years. The frame agreement is split into several projects.

20 units of V82-1.65 MW turbines for the Sierra de la Olivia project

The order for 20 units of V82-1.65 MW turbines has been awarded by Enel Unión Fenosa Renovables, S.A. for delivery in 2005. The project will be located in Albacete, in the Castilla La Mancha region.

Enel Unión Fenosa Renovables, S.A. is a company formed by the merger between the utilities ENEL and Unión Fenosa.

6 units of V82-1.65 MW turbines and 6 units of NM72-1.5 MW turbines for the Sotonera project

The order for 12 turbines for the Sotonera project has been awarded by Parque Eólico La Sotonera, S.L., which is owned by Genesa, S.L., Sufi, S.A. and the Diputación General de Aragón (local government). The turnkey project will be commissioned in 2005 and will be located in Huesca in the Aragón region.

"*Vestas has received a number of large orders for the Spanish market during the autumn of 2004*", says Svend Sigaard, President and CEO of Vestas Wind Systems A/S, and continues: "*The three latest orders confirm Vestas' positive expectations to this market, and Vestas' expectations to an increasing market share in Spain*".

The above orders do not affect the Vestas Group's expectations for 2004 and 2005, cf. Stock exchange announcement No. 45/2004 of 26 November 2004.

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Randers, 20-12-2004

Stock exchange announcement no. 47/2004

Large Portuguese order for V90-3.0 MW wind turbines

The Vestas Group has received an order for 32 units of the V90-3.0 MW wind turbine. The order has a value to Vestas of approximately mEUR 80, and the wind turbines will be delivered in 2005.

The order comprises wind turbines, monitoring system, transportation, installation, commissioning and infrastructure and has been received from a company controlled by Enersis, S.A. and with participation of Caixa Banco de Investimento, S.A. The wind turbines will be installed at the Pampilhosa Wind Farm, which will be situated in the municipality of Pampilhosa da Serra - a district of Coimbra.

Enersis is one of the largest players within wind energy in Portugal and this is the second large order for V90-3.0 MW turbines awarded to Vestas by Enersis in 2004.

"*We are very pleased that Enersis once again has chosen Vestas as supplier for a large project in Portugal*", says Svend Sigaard, President and CEO of Vestas Wind Systems A/S and continues: "*The development in the Portuguese market is the positive result of political long-term planning with stable energy sales prices*".

The above order does not affect the Vestas Group's expectations for 2004 and 2005, cf. Stock exchange announcement No. 45/2004 of 26 November 2004.

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Randers, 29-12-2004

Stock exchange announcement no. 48/2004

Vestas receives order for 27 units of V90-1.8 MW turbines in Spain

The Vestas group has received an order for the supply of 27 units of the V90-1.8 MW wind turbine for the El Pedregoso project in Spain.

The order has been awarded by Éolica El Pedregoso, S.L. and Éolica del Pino, S.L. and has a value to Vestas of approximately mEUR 51. The project will be commissioned in 2005.

Éolica El Pedregoso, S.L. and Éolica del Pino, S.L. are owned by Fersa Energías Renovables and Wigep. Fersa Energías is an investor specialised in renewable energy and Wigep is a wind farm developer. For the turnkey delivery of the wind power plant, Vestas has formed a joint venture with the civil engineering company, Endesa Ingeniería, S.L.

"*The market in Spain is moving from being a kW-turbine market to a MW-turbine market*", says Svend Sigaard, President and CEO of Vestas Wind Systems A/S, and continues: "*We are very satisfied that our V90 once again has proven its competitiveness in the Spanish market*".

The project is located near Tarifa in the Andalusia region. Like the other regions in Spain, Andalusia has specific development plans for wind power and Vestas has previously supplied two other projects to the region.

"Considering the national and regional plans for installation of renewable energy and the competitiveness of Vestas' product programme, we expect that the Spanish market will become one of the major markets for Vestas in the coming years", concludes Svend Sigaard.

The above order does not affect the Vestas Group's expectations for 2004 and 2005, cf. Stock exchange announcement No. 45/2004 of 26 November 2004.

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Randers, 30-12-2004

Stock exchange announcement no. 49/2004

Vestas selected as supplier for the largest wind farm in Poland

The Vestas Group has received an order for 25 units of V80-2.0 MW turbines to be installed at the Tymien wind farm situated in the northern part of Poland. The contract has been awarded by EEZ Sp.z.o.o., and the wind power plant will become the largest wind farm in Poland.

The order comprises wind turbines, remote monitoring system, installation as well as a service and maintenance contract. The project is scheduled for completion by the end of 2005, and the order has a value to Vestas of approximately mEUR 45.

"*The electricity consumption in Poland is increasing and additional generating capacity is needed*", says Svend Sigaard, CEO and President of Vestas Wind System A/S and continues: "*Poland has a high potential for wind energy, and with the Polish government's target of 7.5% renewable energy by 2010, the expectations to the Polish market are very positive*".

The above order does not affect the Vestas Group's expectations for 2004 and 2005, cf. Stock Exchange announcement No. 45/2004 of 26 November 2004.

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Randers, 31-12-2004

Stock exchange announcement no. 50/2004

Vestas receives large order for China and establishes local blade factory

The Vestas Group has received an order for delivery of 50 units of V80-2.0 MW wind turbines for the Rudong Wind Power Concession project in China. The order with a total capacity of 100 MW has a value to Vestas of approximately mEUR 61 and has been received from the Chinese company Jiangsu Unipower Wind Power Co., Ltd.

The order is Vestas' first order for MW turbines for the Chinese market, and the order comprises delivery of wind turbines, remote control system and a service and maintenance agreement. The Rudong Wind Power Concession project will be installed in the Jiangsu province and is expected commissioned during the autumn of 2006.

"Ch*ina has a huge demand for electrical energy, and wind power plants can be established quickly, which is a big advantage compared to other energy sources*", says Svend Sigaard, President and CEO of Vestas Wind Systems A/S and continues: "*Wind energy is expected to play an increasing role in the general energy supply - also in China, and Vestas has great expectations to the Chinese market*".

The order is one of a total of 20 concession projects, each of 100 MW, which the National Development and Reform Commission (NDRC) plans to establish before 2010. Furthermore, NDRC anticipates that a total of 500,000 MW of new generating capacity will be installed in China before 2020, and a significant part of the new capacity is expected to be based on wind power.

The concession projects are based on the condition that part of the wind power project must be manufactured locally. As a consequence of the order for the Rudong project and the large potential for wind power in the Chinese market, Vestas is planning to establish a blade factory in China. Vestas already has a sales and service office in Beijing.

"*The establishment of a blade factory in China is part of our strategy related to the expansion of the manufacturing capacity close to the new markets. Furthermore, the establishment in China is an expansion of Vestas' USD related manufacturing base*", concludes Svend Sigaard.

The above order does not affect the Vestas Group's expectations for 2004 and 2005, cf. Stock exchange announcement No. 45/2004 of 26 November 2004.

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Randers, 04-01-2005

Stock exchange announcement no. 01/2005

Vestas' quarterly statement for Insiders' holding of Vestas shares as per 1 January 2005

In accordance with Section 37 of the Danish Securities Trading Act, Vestas hereby provides a quarterly statement for Insiders' and their intimates' holding of Vestas shares.

The quarterly statement is based on information reported by Insiders to Vestas (securities code DK0010268606).

	Holding of shares	Market value (DKK)
The Board of Director's holding	338,581	23,531,380
The Board of Management's holding	164,895	11,460,203
The Insiders' total holding	623,693	43,346,664

The market value is calculated based on the closing price of Vestas shares on the Copenhagen Stock Exchange on 3 January 2005 (share price DKK 69.50).

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Randers, 28-02-2005

Stock exchange announcement no. 04/2005

Vestas receives order for 67 units of V80-1.8 MW wind turbines for Texas, USA

The Vestas Group has received an order to supply and commission 67 units of V80-1.8 MW wind turbines for a 120 MW wind power project near Abilene, Texas from Buffalo Gap Wind Farm LLC, a project company developed by SeaWest Holdings, Inc.

The wind power plant will be commissioned by 31 December 2005. The parties have entered into a turbine supply agreement and a warranty, maintenance and service agreement.

Recently, AES Corporation, a major international power company headquartered in Arlington, Virginia, announced its plans to acquire SeaWest Holdings, Inc. and combine this with its other recent investment in US Wind Force, LLC, in order to advance its goal to become a strong wind generation developer, operator and owner. With the recently announced acquisition, AES Corporation will have wind power projects operating or under development in 13 states in the US.

"*We are pleased to be part of this project and AES Corporation's entry into the US wind power market*," says Svend Sigaard, President and CEO of Vestas Wind Systems A/S and adds: "*The market for wind power in the US is changing. An increasing number of major utilities and developers like AES Corporation are focusing on wind power – a trend we expect will have a positive impact on the market*".

Subject to a non-disclosure agreement with the customer, Vestas cannot reveal the value of the supply and service contracts. However, the value of the order does not affect the Vestas Group's expectations for 2005, cf. Stock exchange announcement No. 45/2004 of 26 November 2004.

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Randers, 03-03-2005

Stock exchange announcement no. 05/2005

Vestas receives order for 84 units of the V80-1.8 MW wind turbine for expansion of a project in Oklahoma, USA

The Vestas Group has received an order for 84 units of the V80-1.8 MW wind turbine for the expansion of an existing wind power plant located in southwest Oklahoma, USA. Zilkha Renewable Energy, headquartered in Houston, Texas, and Kirmart Corporation located in Wichita Falls, Kansas are the co-developers of the wind power plant.

The Blue Canyon II wind power project is a 151 MW expansion to the existing Blue Canyon Wind Farm, which was built in 2003 and currently consists of 45 units of the NM72-1.65 MW wind turbine. When completed in December 2005, the Blue Canyon wind power plant totals 225 MW.

Vestas will supply, install and commission the wind turbines. Furthermore, the order includes a five-year service and maintenance contract. Delivery of the wind turbines will begin during the summer of 2005 and commissioning of the turbines is set for December 2005.

"*The Blue Canyon wind farm was one of the first commercial wind farms in Oklahoma. The fact that Zilkha once again has chosen Vestas to the Blue Canyon II project shows continued confidence in Vestas' technology*," says Svend Sigaard, President and CEO of Vestas Wind Systems A/S and adds: "*In general we are experiencing a high level of activity in the US Market due to the PTC, which expires at the end of 2005*".

The above order does not affect the Vestas Group's expectations for 2005, cf. Stock exchange announcement No. 45/2004 of 26 November 2004.

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Copenhagen Stock Exchange
Nikolaj Plads 6
1067 Copenhagen K

Randers, 15 March 2005
Stock exchange announcement No. 06/2005

Vestas receives another large order for V80-1.8 MW wind turbines in the USA

The Vestas Group has received an order for 83 units of the V80-1.8 MW wind turbine for a wind power plant to be located in Columbia County in the eastern part of Washington State.

For the Hopkins Ridge Wind Facility, Vestas will supply and commission the wind turbines, as well as provide warranty, maintenance and service support. Shipment of the 150 MW wind power plant will begin in August 2005 with the commissioning date set for December 2005.

The project was developed by Blue Sky Wind LLC, an affiliate of RES America Developments Inc. and Renewable Energy Systems, Ltd. (RES), but has been purchased in full by Puget Sound Energy, Inc. (PSE), the utility subsidiary of Puget Energy, Inc. Blue Sky Wind LLC is headquartered in Austin, Texas, while PSE is located in Seattle, Washington.

PSE is Washington State's largest energy utility and the purchase of the Hopkins Ridge wind facility is part of PSE's strategic plan to diversify its resource base.

"*This project is another example of the growing interest by the US utility sector in direct ownership of wind power plants,*" says Svend Sigaard, President and CEO of Vestas Wind Systems A/S and continues: "*Vestas already has a strong presence in the Pacific Northwest region of the US with more than 325 MWs of V47 wind turbines, and it is with great pride that we are expanding this capacity with an additional 150 MW*".

The above order does not affect the Vestas Group's expectations for 2005, cf. Stock exchange announcement No. 45/2004 of 26 November 2004.

Any questions may be addressed to the Executive Management at Vestas Wind Systems A/S, telephone +45 9730 0000.

Yours sincerely
Vestas Wind Systems A/S

Svend Sigaard
President and CEO

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S 2149 0651 117097
Company reg. no.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S



Copenhagen Stock Exchange
Nikolaj Plads 6
1067 Copenhagen K

Randers, 21 March 2005
Stock exchange announcement No. 7/2005

Vestas adjusts expectations for 2004 and 2005

The Vestas Group expects to publish the Annual Report for 2004 on 30 March 2005.

Compared to previously announced expectations cf. Stock exchange announcement No. 45/2004 of 26 November 2004, the result for 2004 is affected negatively by increased one-off costs.

The order backlog, including orders to the American market, has led Vestas to upgrade the expectations for 2005.

One-off costs affect the result for 2004 negatively

Vestas has lived up to the expectations of a turnover for 2004 of approximately bnEUR 2.6, but it must be concluded that restructuring costs have been higher than expected. Furthermore, the negotiations with the involved parties in the Horns Reef project have not yet been completed.

The below specification shows the difference between the actual result for 2004 and the announced expectations for 2004. We draw attention to the fact that the below specification has been based on the results from both Vestas Wind Systems A/S and NEG Micon A/S for a period of twelve months.

(mEUR)	Result for 2004	Expected
Turnover	**2,633**	**2,600**
EBITA before one-off costs	146 (5.6%)	156 (6.0%)
Restructuring costs	115	67
Costs related to Horns Reef	38	0
EBITA after one-off costs	**-7**	**89**

EBITA before one-off costs is on the expected level for 2004.

In connection with the presentation of the Annual Report for 2004 there will be a specification of the restructuring costs.

The uncertainty regarding the completion of the Horns Reef project and therefore indirectly the result for 2004 was mentioned in Stock exchange announcement Nno. 45/2004 of 26 November 2004. The negotiations with the parties to the project have not been completed according to plan, therefore it has been decided to expense mEUR 38 related to the project.

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S 2149 0651 117097
Company reg. no.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S



Copenhagen Stock Exchange
Nikolaj Plads 6
1067 Copenhagen K

Randers, 21 March 2005
Stock exchange announcement No. 7/2005

Vestas adjusts expectations for 2004 and 2005 (continued)

As a supplement Vestas informs that the NetWorkingCapital by the end of 2005 amounted to 32 per cent of turnover against expectations of 35 per cent, cf. Stock exchange announcement No. 45/2004 of 26 November 2004.

Upgrade of expectations for 2005

In November 2004 Vestas published for the first time the expectations to turnover and EBIT-margin for 2005, cf. Stock exchange announcement No. 45/2004 of 26 November 2004. It was specified that the interval of bnEUR 0.3 (bnEUR 2.6 – 2.9) was primarily a result of uncertainty regarding the size of the American market.

Due to a higher order backlog, including among others orders of 234 units of the V80-1.8 MW wind turbine to projects in the USA, Vestas upgrades the expectations for 2005 to a level of turnover of bnEUR 3.0 – 3.2.

Vestas still expects an EBIT-margin of approximately 4 per cent for 2005.

Publication of the Annual Report 2004

In connection with the publication of the Annual Report, Vestas will host a presentation meeting (incl. telephone conference and webcast) for investors, analysts and the press in Copenhagen on Wednesday, 30 March 2005 at 3.00 p.m. (CET). The conference will be held in English and it will be possible to attend via Vestas' website www.vestas.com or Copenhagen Stock Exchange A/S' website www.cse.dk.

Interested parties from Denmark, who wish to ask questions during the conference, may call tel. +45 7026 5040, interested parties from the rest of Europe may call tel. +44 20 7769 6432, and interested parties from the US may call tel. +1 877 204 0753. Instant replay will be available via Vestas' website www.vestas.com or Copenhagen Stock Exchange A/S' website www.cse.dk.

Any questions may be addressed to the Executive Management at Vestas Wind Systems A/S, telephone +45 9730 0000.

Yours sincerely
Vestas Wind Systems A/S

Svend Sigaard
President and CEO


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Randers, 03-04-2005

Press release no. 01/2005

Press release - Vestas reorganises the production in Denmark

The world's leading supplier of wind power plants, Vestas Wind Systems A/S, reorganises the production in Denmark.

The combination of Vestas and NEG Micon, which took place in 2004, has opened for a better exploitation of the combined Group's production facilities, which now results in the assembly of turbines in Denmark being concentrated in Ringkøbing and Viborg.

The assembly activity which at present takes place at the Group's head office in Randers will during 2005 successively be transferred to the assembly facility in Vivero/Galicia, Spain. The approximately 175 employees, who at present work at the assembly facility in Randers, will as far as possible be offered other work within the Vestas Group.

Dismissals in connection with the production reorganisations in Denmark cannot be excluded and Vestas therefore plans to support the affected employees with job search, etc.

"We will in cooperation with the unions try to give all affected employees the necessary support so that this process will be carried out the best possible way in the given situation", says Svend Sigaard, President and CEO of Vestas Wind Systems A/S.

The Vestas Group has a staff of approximately 9,500, out of which 725 are employed at Vestas' head office in Randers.

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Copenhagen Stock Exchange
Nikolaj Plads 6
1067 Copenhagen K

Randers, 5 April 2005
Stock exchange announcement No. 09/2005

Major order for a V82-1.65 MW wind turbine project in upstate New York, USA

The Vestas Group has received an order for 120 units of the V82-1.65 MW wind turbine for the Maple Ridge Wind Farm, formerly known as the Flat Rock Wind Power project, to be located in upstate New York, USA. The wind power plant is being co-developed by Zilkha Renewable Energy, headquartered in Houston, Texas, and PPM Energy, Inc., a Portland, Oregon-based unit of ScottishPower. The Goldman Sachs Group recently announced plans to acquire Zilkha Renewable Energy, subject to regulatory approvals.

Shipment of the turbines to the 198 MW wind power plant will begin in the summer of 2005. Vestas will supply, install and commission the wind turbines. The order also includes a five-year service and maintenance contract. Commissioning of the wind power plant is scheduled for December 2005.

The power output from the plant can be sold into the New York power pool, and the green energy certificates have been sold to the New York State Energy Research and Development Authority (NYSERDA). In February, NYSERDA announced that the Maple Ridge project was the largest of five renewable energy generators selected for the first phase of the New York State's Renewable Portfolio Standard (RPS) Program.

"*With the newly adopted Renewable Portfolio Standard, New York has created the basis for a continued strong development of wind power*," says Svend Sigaard, President and CEO of Vestas Wind Systems A/S and continues: "*We are proud once again to be working with PPM Energy, Inc. and Zilkha Renewable Energy to build the Maple Ridge project in New York.*"

The above order does not affect the Vestas Group's expectations for 2005, cf. Stock exchange announcement No. 08/2005 of 30 March 2005.

Any questions may be addressed to the Executive Management at Vestas Wind Systems A/S, telephone +45 9730 0000.

Yours sincerely
Vestas Wind Systems A/S

Svend Sigaard
President and CEO

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S 2149 0651 117097
Company reg. no.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S



Copenhagen Stock Exchange
Nikolaj Plads 6
1067 Copenhagen K

Randers, 6 April 2005
Stock exchange announcement No. 10/2005

Vestas receives order for 23 units of V80-2.0 MW wind turbines for Taiwan

The Vestas Group has received an order for delivery of 23 units of V80-2.0 MW wind turbines to the Changkong project in the western part of Taiwan.

The order has been placed by the national utility Taiwan Power Corporation Ltd. and comprises delivery of turbines, supervision of installation and commissioning as well as a two-year service and maintenance agreement.

Delivery of the 46 MW wind power plant will begin in March 2006 and the turbines are expected commissioned during the autumn of 2006. When commissioned, the wind power plant will be the second largest wind power plant in Taiwan.

"Vestas has previously supplied kW-turbines to Taiwan Power Corporation Ltd., and we are very pleased that they again have chosen Vestas as supplier - and now with MW wind turbines," says Svend Sigaard, President and CEO of Vestas Wind Systems A/S and continues: *"The government in Taiwan has set ambitious targets for the development of renewable energy and Taiwan is becoming a very interesting market for wind power."*

The above order does not affect the Vestas Group's expectations for 2005, cf. Stock exchange announcement No. 08/2005 of 30 March 2005.

Any questions may be addressed to the Executive Management at Vestas Wind Systems A/S, telephone +45 9730 0000.

Yours sincerely
Vestas Wind Systems A/S

Svend Sigaard
President and CEO

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S 2149 0651 117097
Company reg. no.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S

Shareholder Information 1/2005



Vestas

Foreword

2004 was an important and eventful year for Vestas. This was the year, for example, when Vestas completed the combination with NEG Micon A/S, thus further strengthening its position as the leading manufacturer of wind power systems in the world.

The combination created a unit which has the technology, expertise and experience in its organisation as well as the financial muscle to ensure that it is well-equipped to take on the increased competition that is certain to distinguish the future. Vestas is of the impression that the rapid launch of a shared, competitive and customised product range has generated good results. The new product range means that Vestas is even better equipped to provide customers with the optimal turbine models for sites both on land and offshore.

The product range is subject to continuous adaptation and development in relation to market demands and Vestas' own targets for competitiveness. Here, thanks to the considerable reinforcement of its technology organisation, Vestas has an excellent base for ensuring the required drive and product development for the wind power systems of the future.

The market for wind power stagnated in 2004 in relation to 2003, but Vestas succeeded in obtaining a global market share of approximately 35 per cent, which constitutes a rise of 2 percentage points. This result was achieved through closely targeted and focused input from the Group's more than 9,000 highly qualified and committed employees.

Annual Report 2004

On 30 March 2005, the Board of Directors of Vestas Wind Systems A/S has approved the Vestas Group's audited Annual Report 2004 and recommended it for adoption at the General Meeting on 25 April 2005.

An extract from the Annual Report 2004 and survey of financial highlights for the Group is on page 4 to 5.

More detailed information concerning the company's annual accounts for 2004 and the expectations for 2005 is included in the Annual Report 2004, which can be downloaded from the homepage www.vestas.com. To receive a hard copy of the Annual Report 2004, please contact Vestas Wind Systems A/S, telephone +45 97 30 00 00.

Vestas' Annual General Meeting

The Annual General Meeting of Vestas Wind Systems A/S will be held on 25 April 2005 starting at 5.00 p.m., at Randershallen in Randers, Denmark.

The agenda and the convening for the Annual General Meeting, the full wording of proposed motions from the Board of Directors and information about the candidates for the Board of Directors is on page 8 to 10.

To get access to the general meeting, shareholders, proxy holders and advisors have to present admission cards at the entrance. For this purpose please find enclosed form for request for admission card and voting cards as well as notice of proxy. Admission card and voting cards can also be ordered via www.vestas.com. The order has to reach Nordea Bank Danmark A/S no later than 20 April 2005 at 4.00 p.m.

Yours sincerely,
Vestas Wind Systems A/S

Bent Carlsen
Chairman of the Board of Directors

Svend Sigaard
Managing Director

Financial highlights for the Group

Over a five-year period the development of the Group can be described through the following financial highlights:

	2004	2003	2002	2001	2000
Key figures in mEUR					
Income statement:					
Net turnover	2,561	1,653	1,395	1,282	869
Gross profit	121	150	142	192	136
Result before financial income and expenses, depreciation and amortisation (EBITDA)	119	142	124	179	122
Result before financial income and expenses (EBIT)	(9)	74	74	143	100
Result after financial income and expenses	(50)	53	60	149	120
Result on ordinary activities before tax	(50)	54	60	392	123
Net result for the year	(39)	36	45	340	81
Balance sheet:					
Balance sheet total	2,924	1,390	1,269	1,009	642
Equity	1,251	613	596	567	243
Provisions	214	166	130	97	59
Interest-bearing liabilities	582	248	265	123	140
NetWorkingCapital	853	603	627	519	215
Cash flows:					
Cash flows from operating activities	(30)	153	(126)	(14)	14
Cash flows from investing activities	(529)	(119)	3	37	(92)
Change for the year in cash and cash equivalents and in short-term bank loans	287	15	(106)	20	(50)
Employees:					
Average number of employees	9,449	6,394	5,974	4,582	3,282
Hereof in Denmark	5,336	4,138	4,635	3,812	2,772
Financial ratios:					
Gross margin (%)	4.7	9.1	10.2	15.0	15.7
EBITDA (%)	4.6	8.6	8.9	13.9	14.0
Net profit ratio (EBIT) (%)	(0.4)	4.5	5.3	11.1	11.5
Return on investment 1 (%)	(0.4)	5.8	7.3	20.3	21.5
Return on investment 2 (ROCE) (%)	0.1	8.9	9.8	31.0	43.4
Solvency ratio (%)	42.8	44.1	47.0	56.1	37.8
Return on equity (%)	(4.2)	5.9	7.8	84.1	39.8
Gearing (%)	46.6	40.4	44.5	21.6	57.5
Share ratios:					
Profit per share	(0.3)	0.3	0.4	3.2	0.8
Growth in profit per share (%)	-	(21.3)	(86.7)	319.3	31.9
Net asset value per share	7.2	5.8	5.7	5.4	2.3
Price/net asset value	1.2	2.2	1.7	5.7	25.5
P/E - value	-	38.6	21.9	9.5	76.4
Cash flows from operations per share	(0.2)	1.5	(1.2)	(0.1)	0.1
Dividend per share	0	0	0.1	0.2	0.1
Payout ratio (%)	0	0	23.5	6.2	17.4
Market price at 31 December	8.8	13.1	9.4	30.9	59.2

The financial ratios have been calculated in accordance with the guidelines laid down by "Den Danske Finansanalytikerforening" (the Danish Society of Financial Analysts) (the guidelines from 1997). The comparative figures for 2000-2003 have not been adjusted in connection with the combination with NEG Micon A/S.



Full wording of proposed motions from the Board of Directors and information about the Board of Directors

Full wording of proposed motions from the Board of Directors for the Ordinary General Meeting in Vestas Wind Systems A/S, Monday 25 April 2005 at 5,00 p.m. at Randershallen, Fyensgade 1, 8900 Randers, Denmark.

Re. Item 1 on the Agenda:
Proposal to take note of the Annual Report.

Re. Item 2 on the Agenda:
Proposal to approve the Annual Report.

Re. Item 3 on the Agenda:
Proposal to apply annual result of mDKK -292 as follows:

– Transfer to reserve for net revaluation according to the equity method	mDKK	595
– Dividend	mDKK	0
– Retained profit	mDKK	-887

Re. Item 4 on the Agenda:
Proposal to discharge the Board of Directors and Board of Managers from liability.

Re. Item 5 on the Agenda
Proposal to re-elect the Board Members. The nominated candidates for the Board of Directors have stated that they hold the following fiduciary positions in other Danish and foreign companies and organisations.



Bent Erik Carlsen (60 years), Chairman
Director, A. P. Møller
Entered the Board in September 1996.

Chairman of the Boards of: A/S Em. Z. Svitzer, Aktieselskabet Roulunds Fabriker, Balti ES Ltd., Estonia, Dansk Industri Syndikat A/S, Maersk Air A/S, Maersk Aircraft A/S, Maersk Container Industri, China, Mærsk Container Industri AS, Norfolk Holding B.V., the Netherlands, Rosti A/S, Rotrex A/S, Roulunds Holding A/S and Star Air A/S.

Member of the Board of: Dansk Supermarked A/S.



Arne Pedersen (59 years)
President and CEO,
SIPCO Surface Protection Inc.
Entered the Board in April 1995.

Chairman of the Boards of: Bladt Industries A/S, Brancheforeningen Danske Maritime (Danish Maritime Association), DanTruck-Heden A/S, DiviTech A/S, K.P. Komponenter A/S, Mühlhan Surface Protection International GmbH, Germany, P.N.E. Steel A/S and Århus Værft A/S.

Member of the Boards of: Dansk Industris hovedbestyrelse (The General Council of the Confederation of Danish Industries), Hammerum Stainless A/S, Petersen og Sørensen Motorværksted A/S and Mühlhan A/S.

Other positions of trust: Chairman of Industriens Branchearbejdsmiljøråd (Industrial Occupational health Committee).



Jørgen Huno Rasmussen (52 years)
President and CEO,
FLSmidth & Co. A/S
Entered the Board in January 1998.

Chairman of the Boards of: Aktieselskabet af 1. januar 1990, FFE Invest A/S, FFE Minerals Corporation, USA, FLS Plast A/S, FLSmidth Airtech A/S, FLSmidth Inc., USA, FLSmidth Ltd., India and FLSmidth Materials Handling A/S.

Deputy Chairman of the Boards of: Dansk Eternit Holding A/S and Scion-DTU A/S.

Member of the Boards/committee of representatives of: Dan Indian Holding ApS, FLS miljø a/s, FLS Real Estate A/S, Industriens Arbejdsgivere i København (The Copenhagen Industries Employers' Federation) and Tryg i Danmark smba.



Torsten Erik Rasmussen (60 years)
Managing Director,
Morgan Management ApS
Entered the Board in January 1998.

Chairman of the Boards of: Amadeus Invest A/S, Bekaert Handling Group A/S, Best Buy Group A/S and uni-chains A/S.

Deputy Chairman of the Boards of: A/S Det Østasiatiske Kompagni, Bang & Olufsen A/S, JAI A/S and TK Development A/S.

Member of the Boards of: Acadia Pharmaceuticals Inc., USA, Arvid Nilsson A/S, Bison A/S, Coloplast A/S, ECCO Sko A/S, JAI Group Holding ApS, Louis Poulsen El-Teknik A/S, Louis Poulsen Holding A/S, Louis Poulsen Lighting A/S, NatImmune A/S, Oase Outdoor ApS, Outdoor Holding A/S, Scandinavian International Management Institute (SIMI) Fonden, Schur International A/S, TKD Nordeuropa A/S, Uni-Chains Holding A/S, Vola A/S and Vola Holding A/S.



he Te Apiti site in New Zealand consists of 55 NM72-1.65 MW wind turbines

To the shareholders of
Vestas Wind Systems A/S

Pursuant to Article 4 of the Articles of Association, you are hereby convened for the Annual General Meeting of Vestas Wind Systems A/S on

Wednesday, 21 April 2004 at 5.00 p.m.

at Rofi-Centret, Kirkevej 26, DK-6950 Ringkøbing. The agenda includes the following items:

1. Report from the Board of Directors on the Company's activities during the past year.
2. Presentation of the Annual Report, and a resolution to adopt the Annual Report.
3. Resolution for the application of profit or covering of loss according to the approved Annual Report.
4. Resolution for discharge of liability for the Board of Directors and the Management.
5. Election of members of the Board of Directors.
6. Appointment of Auditors.
7. Proposals, if any, from the Board of Directors or the shareholders, including proposals for authorisation of the Company to acquire treasury shares.

   The Board of Directors proposes the following:

   a) In relation to the combination of Vestas Wind Systems A/S and NEG Micon A/S, the Board of Directors proposes that the company's registered office as stated in the Articles of Association, Article 1 (2), is changed into the Municipality of Randers.

   b) The Board of Directors requests that the existing authority for the Board of Directors in Article 3 (1) in the Articles of Association to increase the share capital is prolonged to be in force until 1 January 2009 instead of 1 January 2005.

   c) With a view to create a strong capital base after the combination with NEG Micon A/S the Board of Directors requests the authorisation of the General Meeting according to which the Board of Directors until the Annual General Meeting in 2005 can increase the share capital of the Company by up to a nominal of DKK 45,000,000.00 (45,000,000 shares) with pre-emption rights for the company's existing shareholders.

   d) In Article 3a (1) the nominal amount of warrants is amended from 293,667 to 170,332 as the warrants in the existing program to be exercised no later than 1 April 2004 have not been exercised. As a consequence of the cessation of the warrants, which were exercisable no later than 1 April 2004, the provision in Article 3a (2) will expire.

   e) The Board of Directors requests the authorisation of the General Meeting for the Company to acquire treasury shares up to a total nominal value of 10 per cent of the Company's share capital, cf. section 48 of the Danish Companies Act, in the period up until the next Annual General Meeting. The payment for the shares must not deviate more than 10 per cent from the purchase price quoted at the Copenhagen Stock Exchange at the time of acquisition. The purchase price listed on the Copenhagen Stock Exchange shall mean the closing price at 5.00 p.m. ("slutkurs - alle handler kl. 17").

8. Any other business.

The agenda, the Annual Report for 2003 and the full wording of proposals to be considered by the General Meeting will be available for review by the shareholders at the Company's registered office from 7 April 2004.

Pursuant to Article 6 of the Articles of Association, shareholders wishing to attend the General Meeting shall order an admission card with Nordea Bank Danmark A/S, Issuer Services, P.O. Box 850, DK-0900 Copenhagen C, (phone: +45 33 33 33 01 or telefax: +45 33 33 10 31) no later than on 16 April 2004 at 4.00 p.m. Non-registered shareholders wishing to attend the General Meeting shall provide evidence of their title by presentation of a document of title issued by the relevant shareholders' bank ("the account-holding bank"). The document of title must be issued no more than 14 days before the shareholder makes a request for an admission card. Further, the shareholder shall declare in writing that the shares are not and will not be transferred to a third party before the General Meeting has been held.

Refreshments will be served after the General Meeting. The arrangement will be ending at 8.00 p.m.

Ringkøbing, 26 March 2004
Vestas Wind Systems A/S
On behalf of the Board of Directors
Bent Carlsen
Chairman

Address
Smed Sørensens Vej 5
DK-6950 Ringkøbing
Denmark

Phone
+45 96 75 25 75
e-mail/homepage
vestas@vestas.dk
www.vestas.com

Fax
Administration +45 97 30 24 36
Group Sales +45 97 30 26 55
Purchase dept. +45 97 30 28 00
Service +45 97 30 22 73

Bank
Nordea Bank Danmark A/S
2149 0651 117097
CVR-no. 10 40 37 82

FULL WORDING OF PROPOSED MOTIONS FROM THE BOARD OF DIRECTORS
for the Ordinary General Meeting in

Vestas Wind Systems A/S

Wednesday 21 April 2004 at 5.00 p.m.
at Rofi-Centret, Kirkevej 26, DK-6950 Ringkøbing

Re. Item 1 on the Agenda:

Proposal to take note of the Annual Report.

Re. Item 2 on the Agenda:

Proposal to approve the Annual Report.

Re. Item 3 on the Agenda:

Proposal to apply annual profits of mDKK 265 as follows:

Transfer to reserve for net revaluation according to the equity method	mDKK	(68)
Dividend	mDKK	0
Retained profit	mDKK	333

Re. Item 4 on the Agenda:

Proposal to discharge the Board of Directors and Board of Managers from liability.

Re. Item 5 on the Agenda:

Mr. Ib Jacobsen resigns from the Board of Directors. Proposal to re-elect the remaining Board of Directors. In addition, the Board of Directors propose the election of Jørn Ankær Thomsen (Chairman of the Board of Directors of NEG Micon A/S) and Freddy Frandsen (Deputy Chairman of the Board of Directors of NEG Micon A/S) to the Board of Directors in order to ascertain continuity in the combined business of the companies. With reference to section 49 (6) of the Danish Companies Act below please find a list of the candidates for the Board Members' positions with other Danish public limited companies, except 100 per cent owned subsidiaries:

Bent Erik Carlsen (58 years), Director, A. P. Møller

Chairman of the Boards of Directors of Aktieselskabet Roulunds Fabriker, Dansk Industri Syndikat A/S, Maersk Air A/S, Mærsk Container Industri AS, Rosti A/S and Star Air A/S. Member of the Boards of Directors of A/S Em. Z. Svitzer, Dansk Supermarked A/S and Odense Staalskibsværft A/S.

Arne Pedersen (58 years)

Chairman of the Boards of Directors of Bladt Industries A/S, DanTruck-Heden A/S, K.P. Komponenter A/S, P.N.E. Steel A/S and Århus Værft A/S. Member of the Boards of Directors of Hammerum Stainless A/S, Mühlhan A/S and Petersen & Sørensen Motorværksted A/S.

Jørgen Huno Rasmussen (51 years), President and CEO, FLS Industries A/S

Deputy Chairman of the Board of Directors of SCION - DTU A/S.

Torsten Erik Rasmussen (59 years), Managing Director, Morgan Management ApS

Chairman of the Boards of Directors of Amadeus Invest A/S, Bekaert Handling Group A/S, Best Buy Group A/S and uni-chains A/S. Deputy Chairman of the Boards of Directors of A/S Det Østasiatiske Kompagni, Bang & Olufsen A/S, JAI A/S (Jørgen Andersen Ingeniørfirma A/S) and TK Development A/S. Member of the Boards of Directors of Bison A/S, Coloplast A/S, ECCO Sko A/S, Louis Poulsen Holding A/S, NatImmune A/S, Schur International a/s and Vola Holding A/S.

Jørn Ankær Thomsen (58 years), Solicitor and Partner, Gorrissen Federspiel Kierkegaard. Director, Galten Midtpunkt A/S

Chairman of the Boards of Directors of Aida A/S, Aktieselskabet SCHOUW & CO., Bodilsen Holding A/S, Dansk Biogas A/S, Danske Invest Administration A/S, F.M.J. A/S, GAM Holding A/S, Givesco A/S, K.E. Mathiasen A/S, Krone Erhvervsinvestering A/S, NEG Micon A/S, Pipeline Biotech A/S, Scanad Udviklingsbureau A/S, Søndergård Give A/S, Th. C. Carlsen Løgten A/S and TraceXpert A/S.

Freddy Frandsen (60 years), Managing Director, Aalborg Industries A/S

Deputy Chairman of the Boards of Directors of Hans Følsgaard A/S and NEG Micon A/S. Member of the Board of Directors of Migatronic A/S.

Re. Item 6 on the Agenda:

Proposal to re-elect PricewaterhouseCoopers as auditors of the Company. Due to the combination with NEG Micon A/S it is proposed that KPMG C. Jespersen, Statsautoriseret Revisionsinteressentskab are elected as auditors of the Company as Ernst & Young, Statsautoriseret Revisionsaktieselskab will resign.

Re. Item 7 on the Agenda:

Proposal a)

Proposal from the Board of Directors to change location of the Company's registered office from the Municipality of Ringkøbing to the Municipality of Randers. In connection herewith the following wording for Article 1 (2) in the Article of Association is proposed:

Article 1 (2)	"The registered office of the Company is located in the Municipality of Randers."

Proposal b)

Proposal from the Board of Directors to prolong the existing authorisation for the Board of Directors to increase the Company's share capital. In connection herewith the following wording for Article 3 (1), 2. section in the Article of Association is proposed:

Article 3 (1), 2. section	"The authorisation shall remain in force for a period of five years, until 1 January 2009, and can be prolonged by the General Meeting for one ore more periods of up to five years each."

Proposal c)

Proposal from the Board of Directors of authorisation until next Annual General Meeting to increase the share capital of the Company by up to a nominal of DKK 45,000,000.00 (45,000,000 shares) with pre-emption rights to the company's existing shareholders. The authorisation is proposed with a view to create a strong capital base after the combination of the Company with NEG Micon A/S. A new Article 3 (5) in the Article of Association is proposed with the following wording:

Article 3 (5)	"Until the Annual General Meeting in 2005 the Board of Directors shall be authorised to effect one or more capital increases with pre-emption rights to the company's existing shareholders, by up to a nominal of DKK 45,000,000.00 (45,000,000 shares)."

As a consequence thereof and provided that the proposal is adopted by the General Meeting, the previous Article 3 (5) will instead be 3 (6) and the referrals therein will be amended accordingly.

Address
Smed Sørensens Vej 5
DK-6950 Ringkøbing
Denmark

Phone
+45 96 75 25 75
e-mail/homepage
vestas@vestas.dk
www.vestas.com

Fax
Administration +45 97 30 24 36
Group Sales +45 97 30 26 55
Purchase dept. +45 97 30 28 00
Service +45 97 30 22 73

Bank
Nordea Bank Danmark A/S
2149 0651 117097
CVR-no. 10 40 37 82



To the shareholders of
Vestas Wind Systems A/S

Pursuant to Article 4 of the Articles of Association, you are hereby convened for the Annual General Meeting of Vestas Wind Systems A/S on

Monday, 25 April 2005 at 5.00 p.m.

at Randershallen, Fyensgade 1, 8900 Randers, Denmark. The agenda includes the following items:

1. Report from the Board of Directors on the Company's activities during the past year.
2. Presentation of the Annual Report, and resolution to adopt the Annual Report.
3. Resolution for the application of profit or covering of loss according to the approved Annual Report.
4. Resolution for discharge of liability for the Board of Directors and the Management.
5. Election of members of the Board of Directors.
6. Appointment of Auditors.
7. Proposals, if any, from the Board of Directors or the shareholders, including proposals for authorisation of the Company to acquire treasury shares.

   The Board of Directors proposes the following:

   a) Annulment of Article 3 (4) of the Company's Articles of Association as the authority to acquire shares in NEG Micon A/S was only valid until 31 December 2004 and annulment of Article 3 (5) as the Board of Directors authority to increase the Company's share capital has been exercised.

   b) Annulment of Article 3a and Article 3b of the Company's Articles of Association as the warrants granted in 2001 and 2002, to be exercised no later than 1 December 2004 and 1 April 2005, have not been exercised.

   a) The Board of Directors requests the authorisation of the General Meeting for the Company to acquire treasury shares up to a total nominal value of 10 per cent of the Company's share capital, cf. section 48 of the Danish Companies Act, in the period up until the next Annual General Meeting. The payment for the shares must not deviate more than 10 per cent from the purchase price quoted at the Copenhagen Stock Exchange at the time of acquisition. The purchase price listed on the Copenhagen Stock Exchange shall mean the closing price at 5.00 p.m. ("slutkurs - alle handler kl. 17").

8. Any other business.

The agenda, the Annual Report for 2004 and the full wording of proposals to be considered by the General Meeting will be available for review by the shareholders at the Company's registered office from 15 April 2005.

Pursuant to Article 6 of the Articles of Association, shareholders wishing to attend the General Meeting shall order an admission card with Nordea Bank Danmark A/S, Issuer Services, P.O. Box 850, 0900 Copenhagen C, Denmark, (fax: +45 33 33 10 31) or via Vestas' homepage www.vestas.com no later than on 20 April 2005 at 4.00 p.m. Non-registered shareholders wishing to attend the General Meeting shall provide evidence of their title by presentation of a document of title issued by the relevant shareholders' bank ("the account-holding bank"). The document of title must be issued no more than 14 days before the shareholder makes a request for an admission card. Further, the shareholder shall declare in writing that the shares are not and will not be transferred to a third party before the General Meeting has been held.

Refreshments will be served after the General Meeting. The arrangement will be ending at 8.00 p.m.

Randers, 8 April 2005
Vestas Wind Systems A/S
On behalf of the Board of Directors

Bent Carlsen
Chairman

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S · Reg. no.: 2100 · Account no.: DKK 0651 117097 - EUR 5005 677997
Company reg. no.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S



FULL WORDING OF PROPOSED MOTIONS FROM THE BOARD OF DIRECTORS
for the Ordinary General Meeting in

Vestas Wind Systems A/S

Monday, 25 April 2005 at 5.00 p.m.
at Randershallen, Fyensgade 1, 8900 Randers, Denmark

Re. Item 1 on the Agenda:

Proposal to take note of the Annual Report.

Re. Item 2 on the Agenda:

Proposal to approve the Annual Report.

Re. Item 3 on the Agenda:

Proposal to apply annual profits of mDKK -292 as follows:

Transfer to reserve for net revaluation according to the equity method	mDKK	595
Dividend	mDKK	0
Retained profit	mDKK	-887

Re. Item 4 on the Agenda:

Proposal to discharge the Board of Directors and Board of Managers from liability.

Re. Item 5 on the Agenda:

Proposal to re-elect the Board Members. The nominated candidates for the Board of Directors have stated that they hold the following fiduciary positions in other Danish and foreign companies and organisations:

Bent Erik Carlsen (60 years), Director, A. P. Møller

Chairman of the Boards of: A/S Em. Z. Svitzer, Aktieselskabet Roulunds Fabriker, Balti ES Ltd., Estonia, Dansk Industri Syndikat A/S, Maersk Air A/S, Maersk Aircraft A/S, Maersk Container Industri, China, Mærsk Container Industri AS, Norfolk Holding B.V., the Netherlands, Rosti A/S, Rotrex A/S, Roulunds Holding A/S and Star Air A/S. Member of the Board of: Dansk Supermarked A/S.

Arne Pedersen (59 years), President and CEO, SIPCO Surface Protection Inc.

Chairman of the Boards of: Bladt Industries A/S, Brancheforeningen Danske Maritime (Danish Maritime Association), DanTruck-Heden A/S, DiviTech A/S, K.P. Komponenter A/S, Mühlhan Surface Protection International GmbH, Germany, P.N.E. Steel A/S and Århus Værft A/S. Member of the Boards of: Dansk Industris Hovedbestyrelse (The General Council of the Confederation of Danish Industries), Hammerum Stainless A/S, Petersen & Sørensen Motorværksted A/S and Mühlhan A/S. Other positions of trust: Chairman of Industriens Branchearbejdsmiljøråd (Industrial Occupational Health Committee).

Jørgen Huno Rasmussen (52 years), President and CEO, FLSmidth & Co. A/S

Chairman of the Boards of: Aktieselskabet af 1. januar 1990, FFE Invest A/S, FFE Minerals Corporation, USA, FLS Plast A/S, FLSmidth Airtech A/S, FLSmidth Inc., USA, FLSmidth Ltd., India and FLSmidth Materials Handling A/S. Deputy Chairman of the Boards of: Dansk Eternit Holding A/S and Scion-DTU A/S. Member of the Boards/committee of representatives of: Dan Indian Holding ApS, FLS miljø a/s, FLS Real Estate A/S, Industriens Arbejdsgivere i København (The Copenhagen Industries Employers' Federation) and Tryg i Danmark smba.



Torsten Erik Rasmussen (60 years), Managing Director, Morgan Management ApS

Chairman of the Boards of: Amadeus Invest A/S, Bekaert Handling Group A/S, Best Buy Group A/S and uni-chains A/S. Deputy Chairman of the Boards of: A/S Det Østasiatiske Kompagni, Bang & Olufsen A/S, JAI A/S and TK Development A/S. Member of the Boards of: Acadia Pharmaceuticals Inc., USA, Arvid Nilsson A/S, Bison A/S, Coloplast A/S, ECCO Sko A/S, JAI Group Holding ApS, Louis Poulsen El-Teknik A/S, Louis Poulsen Holding A/S, Louis Poulsen Lighting A/S, NatImmune A/S, Oase Outdoor ApS, Outdoor Holding A/S, Scandinavian International Management Institute (SIMI) Fonden, Schur International A/S, TKD Nordeuropa A/S, Uni-Chains Holding A/S, Vola A/S and Vola Holding A/S.

Jørn Ankær Thomsen (59 years), Attorney at Law and partner, Gorrissen Federspiel Kierkegaard. Director, Galten Midtpunkt A/S

Chairman of the Boards of: Aida A/S, Aktieselskabet af 26. november 1984, Aktieselskabet Schouw & Co., Bodilsen A/S, Bodilsen Holding A/S, Carlsen Byggecenter Løgten A/S, Carlsen Supermarked Løgten A/S, Danish Industrial Equipment A/S, Dansk Biogas Technology A/S, Danske Invest Administration A/S, DB 2001 A/S, Fibertex A/S, F.M.J. A/S, Frima Vafler A/S, GAM Holding A/S, Ghana Impex A/S, Givesco A/S, Investeringsforeningen BG Invest, Investeringsforeningen Danske Institutional, Investeringsforeningen Danske Invest, Investeringsforeningen Danske Invest Almen Bolig, Investeringsforeningen Danske Invest Select, Investeringsforeningen Profil Invest, K.E. Mathiasen A/S, Krone Erhvervsinvestering A/S, Krone Kapital A/S, Martin Professional A/S, Ortopædisk Hospital Århus A/S, Pipeline Biotech A/S, Placeringsforeningen BG Invest, Scanad Udviklingsbureau A/S, Schouw Finans A/S, Schouw Leasing A/S, Specialforeningen Danske Invest, Specialforeningen Danske Invest Institutional, Søndergård Give A/S, Th. C. Carlsen Løgten A/S and TV-Holding A/S. Deputy Chairman of the Boards of: A/S P. Grene and Elopak Denmark A/S. Member of the Boards of: ASM Foods AB, Sweden, Carletti A/S, Dansk Chokoladefabrik A/S, DBC International A/S, GFK Holding A/S, GFKJURA 883 A/S and Valor Denmark A/S.

Freddy Frandsen (60 years), Managing Director, Aalborg Industries A/S

Chairman of the Boards of: Aalborg Industries B.V., the Netherlands, Aalborg Industries K.K., Japan, Aalborg Industries Ltd., Hong Kong, Aalborg Industries Ltd., China, Aalborg Industries Ltd., South Korea, Aalborg Industries S.A., Brazil, Provinsindustriens Arbejdsgiverforening (The Federation of Employers in the Provincial Industry) and PT Aalborg Industries, Indonesia. Deputy Chairman of the Boards of: Hans Følsgaard A/S, Hans Følsgaard Fonden and Aalborg Universitet (Aalborg University). Member of the Boards of: Dansk Industris Hovedbestyrelse (The General Council of the Confederation of Danish Industries), Industriens Pensionsforsikring A/S, IndustriPension Holding A/S and Svejsemaskinefabrikken Migatronic A/S. Other positions of trust: Chairman of Dansk Industris Afsætningspolitisk Udvalg (Committee on International Market Policy) and member of Dansk Industris Forretningsudvalg (The Executive Committee of the Confederation of Danish Industries).

Re. Item 6 on the Agenda:

Proposal to re-elect PricewaterhouseCoopers, Statsautoriseret Revisionsinteressentskab and KPMG C.Jespersen, Statsautoriseret Revisionsinteressentskab as auditors of the Company.

Re. Item 7 on the Agenda:

Proposal a)

Proposal from the Board of Directors to annul Article 3 (4) as the authority to acquire shares in NEG Micon A/S was only valid until 31 December 2004 and annulment of Article 3 (5) as the Board of Directors authority to increase the Company's share capital has been exercised.



As a consequence thereof and provided that the proposal is adopted by the General Meeting, the previous Article 3 (6) will instead be 3 (4) and the referrals therein will be amended accordingly.

Proposal b)

Proposal from the Board of Directors to annul Article 3a as the subscription rights allocated in 2001 to be exercised no later than 1 December 2004 have not been exercised. Furthermore the Board of Directors proposes the annulment of Article 3b as the subscription rights allocated in 2002 to be exercised not later than 1 April 2005 have not been exercised. These warrants will cease to exist.

Proposal c)

Proposal from the Board of Directors to authorise the Board of Directors to let the Company acquire treasury shares of up to a total nominal value of 10 per cent of the Company's share capital, cf. section 48 of the Danish Companies Act, in the period up until the next Annual General Meeting. The payment for the shares must not deviate more than 10 per cent from the purchase price quoted at the Copenhagen Stock Exchange at the time of acquisition ("slutkurs - alle handler kl. 17.00").

Randers, 8 April 2005

Vestas Wind Systems A/S
On behalf of the Board of Directors

Bent Carlsen
Chairman

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S · Reg. no.: 2100 · Account no.: DKK 0651 117097 - EUR 5005 677997
Company reg. no.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S









Ringkøbing, 21-04-2004

Stock exchange announcement no. 18/2004

Annual General Meeting of Vestas Wind Systems A/S, on 21 April 2004 at 5:00 p.m.

The Annual General Meeting of Vestas Wind Systems A/S has been held today.

We shall hereby inform that the agenda items 1-4 were discussed and approved as presented. The result for the accounting year 2003, a profit of mEUR 35.6 (mDKK 265), and transfer from reserve for net revaluation of mEUR 9.1 (mDKK 68) - in total mEUR 44.7 (mEUR 333), are transferred to next year.

Furthermore, we shall inform that Ib Jacobsen has resigned as member of the Board of Directors and Jørn Ankær Thomsen and Freddy Frandsen were appointed new members of the Board of Directors. The remaining members of the Board of Directors were re-appointed, cf. item 5.

PricewaterhouseCoopers Statsautoriseret Revisionsinteressentskab was re-appointed as the Company's auditors. Furthermore, KPMG C.Jespersen, Statsautoriseret Revisionsinteressentskab was appointed as new auditors of the Company as Ernst & Young, Statsautoriseret Revisionsinteressentaktieselskab has resigned, cf. item 6.

In relation to the agenda item 7, we shall inform that all proposals from the Board of Directors were discussed and approved. The Company's Articles of Association are hereinafter changed insofar that Randers will be the Company's domicile of Municipality. The existing authority for the Board of Directors to increase the share capital up to approximately mDKK 10.3 was prolonged until 1 January 2009. Besides, the Board of Directors was authorised until next Annual General Meeting in 2005 to effect one or more capital increases by up to a nominal of DKK 45,000,000.00. As a consequence of the cessation of the warrants, which were exercisable no later than 1 April 2004, the provision in Article 3a (2) in the Company's Article of Association will cease. Furthermore, the numbers of warrants in the existing programme were changed from 293,667 to 170,332. Finally, the Board of Directors is authorised to let the Company acquire own shares up to a total nominal value of 10 per cent of the Company's share capital in the period up to the next ordinary General Meeting.

Any questions may be addressed to the Executive Management at Vestas Wind Systems A/S, phone +45 96 752575.

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Ringkøbing, 31-03-2004

Stock exchange announcement no. 11/2004

Election of company employee representatives for the Board of Directors of Vestas Wind Systems A/S

The employees of Vestas Wind Systems A/S have held the ordinary election for representation in the Board of Directors according to the current law on company representation.

The following employees will join the Board of Directors of Vestas Wind Systems A/S immediately after the ordinary general meeting of the company to be held on 21 April 2004:

Joins the BoD as	Job/position	Name	Place of employment
Company representative	Janitor	Svend A. D. Andersen	Vestas Nacelles, Ringkøbing
Company representative	Repair operative	Jesper Søndermark	Vestas Blades, Lem

On 20 April 2004 the ordinary election between the employees in the Vestas Group's Danish companies will take place according to the current law on group representation.

Any questions may be addressed to the Board of Management at Vestas Wind Systems A/S, phone +45 96 752575.

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Ringkøbing, 20-04-2004

Stock exchange announcement no. 16/2004

Election of Group representative for the Board of Directors of Vestas Wind Systems A/S

The employees of the Vestas Group's Danish companies have held the ordinary election for representation in the Board of Directors according to the current law on Group representation.

The following employee will join the Board of Directors of Vestas Wind Systems A/S immediately after the ordinary general meeting of the company to be held on 21 April 2004:

Joins the BoD as	Job/position	Name	Place of employment
Group representative	Senior shop steward	Kim Hvid Thomsen	Vestas Nacelles, Lem

Any questions may be addressed to the Executive Management at Vestas Wind Systems A/S, phone +45 96 752575.

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Randers, 24-09-2004

Stock exchange announcement no. 35/2004

Change to the Board of Management of Vestas Wind Systems A/S

By mutual consent, the Board of Directors and Executive Vice President and Deputy CEO, Mr. Torben Bjerre-Madsen, have agreed to terminate the co-operation effective end of September 2004.

Hereinafter, the Board of Management consists of Chief Executive Officer (CEO), Mr. Svend Sigaard, Executive Vice President and Chief Financial Officer (CFO), Mr. Henrik Nørremark, Executive Vice President and Chief Technology Officer (CTO), Mr. Mogens Filtenborg, Executive Vice President and Chief Production Officer (CPO), Mr. Knud Andersen, and Executive Vice President and Chief Sales Officer (CSO), Mr. Jens Anders Jensen.

Any questions may be addressed to the Chairman of the Board of Directors, Mr. Bent Carlsen, at Vestas Wind Systems A/S, telephone +45 4019 8080.

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Randers, 25-10-2004

Stock exchange announcement no. 40/2004

Changes in the Board of Management of Vestas

The Managing Director of Vestas Wind Systems A/S, Mr Svend Sigaard has informed the Board of Directors that he wishes to resign from his position after the General Meeting on 25 April 2005 - on 1 June 2005 at the latest.

The Board of Directors has appointed Mr Ditlev Engel (40 years) as new Managing Director of the company effective as from the same time. Mr Ditlev Engel comes from Hempel A/S where he has been employed for 20 years and during the latest 4½ years as Managing Director.

" *After fifteen years with financial responsibility and another three years as managing director of Vestas with a fantastic development during the years, it seems to be the right time to let other people take over*" , says Mr Svend Sigaard and continues: "*The integration of Vestas and NEG Micon is a very important task, which is expected to be largely completed in the spring of 2005, and therefore the timing of a change to the position as managing director is correct*".

Besides the above mentioned, the Board of Management of Vestas Wind Systems A/S includes Executive Vice President and Chief Technology Officer (CTO) , Mr Mogens Filtenborg (47 years), Executive Vice President and Chief Sales Officer (CSO), Mr Jens Anders Jensen (47 years), Executive Vice President and Chief Production Officer (CPO), Mr Knud Andersen (49 years) and Executive Vice President and Chief Financial Officer (CFO), Mr Henrik Nørremark (38 years).

"With the choice of Ditlev Engel, who has a large international experience, as managing director and an otherwise well-qualified Board of Management, the Board of Directors has secured, that the daily management will have a continued focus on profitable growth," determines Svend Sigaard and adds: "*With the combination of Vestas and NEG Micon, Vestas is well positioned to maintain its position as the world leader of the wind power industry*".

"Until late spring 2005, Svend Sigaard will continue his present position and it is therefore too early to thank him for the significant efforts he has made for Vestas during the last eighteen years ", says Mr Bent Carlsen, Chairman of the Board of Directors, and continues: "*The Board of Directors fully understand that Svend wishes to pursue new tasks, including memberships of boards.*"

Vestas Wind Syst
Alsvej 21
8900 Randers
Danmark
Tel.: +45 97 30 00 00
Fax: +45 97 30 00 01

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Randers, 21-01-2005

Stock exchange announcement no. 02/2005

Supplementary information regarding the change in the board of management of Vestas Wind Systems A/S

In continuation of stock exchange announcement No. 40 of 25 October 2004, we are pleased to announce that Mr Ditlev Engel will take up the position of President and CEO of Vestas Wind Systems A/S as from 1 May 2005. We have managed to arrange the change of CEO in the spring of 2005 so that the present CEO, Mr Svend Sigaard and Mr Ditlev Engel for a period will be working together in the company.

Already from 1 March 2005 Mr Ditlev Engel will thus have the opportunity to learn about Vestas' strategy, business processes and organization as well as to become acquainted with some of the Group's business units.

"It is very gratifying that the change in management can take place as originally planned, making it possible for Svend Sigaard to introduce Ditlev Engel to Vestas before his resignation by the end of April after the General Meeting", says Mr Bent Carlsen, Chairman of the Board of Directors.

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Vestas Wind Systems A/S

NOT FOR RELEASE IN THE UNITED STATES AND CANADA



Copenhagen Stock Exchange
Nikolaj Plads 6
DK-1067 Copenhagen K.

Ringkøbing, 11 May 2004
Stock Exchange announcement no. 23/2004

Vestas announces the rights issue offering circular

Rights issue of 43,727,793 new shares at DKK 50 per share. Pre-emptive rights to existing shareholders at the ratio of 1 : 3.

Vestas Wind Systems A/S (hereinafter "Vestas" or the "Company" and jointly with its subsidiaries, including NEG Micon A/S and its subsidiaries the "Group" or "Combined Group"), the world's leading manufacturer of wind turbines in terms of installed MW capacity with a worldwide accumulated market share by the end of 2003 of approximately 37 per cent, announces a rights issue with net proceeds of EUR 282 million (DKK 2,100 million). The net proceeds will be used to strengthen the Group's capital base and for capital investments.

Offering

The offering (the "Offering") consists of DKK 43,727,793 nominal new shares corresponding to 43,727,793 shares of DKK 1 each, with pre-emptive rights for the Company's shareholders (the "Offered Shares"). On 11 May 2004, the Board of Directors of the Company resolved to exercise the authorization contained in Art. 3.5. of the Company's Articles of Association to increase the share capital by DKK 43,727,793 nominal value or 43,727,793 shares of DKK 1.

Background to the Offering

In conjunction with the voluntary share exchange offer to the shareholders of NEG Micon A/S, the Boards of Directors of Vestas and NEG Micon A/S agreed to recommend to the shareholders of the Group that a capital increase of approximately EUR 270 million (DKK 2 billion) be implemented within 12 months after the completion of the combination.

The changing shape of the wind power industry and the ongoing developments in technology have resulted in an increased demand for larger commercial wind power plant developments on land-based sites. The offshore market has also emerged as a key growth market due to the generally attractive wind conditions available offshore. The increase in the MW capacity of onshore wind power plants and the growth in the number of offshore installations highlights the importance of having technological expertise, significant production capacity and a strong capital base with which to back up industry standard product and performance guarantees, which are essential for most utility companies and wind power plant developers.

Address
Alsvej 21
DK-8900 Randers
Denmark

Phone
+45 97 30 00 00
e-mail/homepage
vestas@vestas.com
www.vestas.com

Fax
Administration +45 97 30 00 01
Group Sales +45 97 30 26 55
Purchase dept. +45 97 30 28 00
Service +45 97 30 22 73

Bank
Nordea Bank Danmark A/S
2149 0651 117097
CVR-no. 10 40 37 82



NOT FOR RELEASE IN THE UNITED STATES AND CANADA

Copenhagen Stock Exchange
Nikolaj Plads 6
DK-1067 Copenhagen K.

Ringkøbing, 11 May 2004
Stock Exchange announcement no. 23/2004

Vestas announces the rights issue offering circular

Use of proceeds

The objective of the rights issue is to strengthen the Group's capital base and for capital investments. Management believes that the stronger capital base will help the Group achieve its strategic objectives, and improve its competitive strength relative to competitors with weaker capital structures. A strong capital base is especially important when tendering for large scale orders for both onshore and offshore wind power plants. A stronger capital base will also improve the Group's opportunities for increasing its credit facilities as may be needed in line with the expected growth.

Offer price

The Offered Shares are offered for subscription at DKK 50 per share of DKK 1, free of brokerage (the "Offer Price").

Subscription ratio

The Offered Shares are offered by way of a 1 for 3 rights issue. Thus, 3 rights (such rights, the "Rights") will entitle their holders to subscribe for 1 Offered Share of DKK 1 each. The Rights may only be exercised in multiples of 3. No fractional shares will be issued.

Allocation of rights

The shareholders will be allocated 1 Right for each share of DKK 1 held. Shareholders registered with the Danish Securities Centre on 24 May 2004 at 12.00 CET will have their Rights credited to their accounts on that day.

Record date

Until the close of trading on 18 May 2004, the Company's shares will trade with the Rights. 18 May 2004 is the last day investors can acquire shares in Company to be entitled to the Rights. The Rights will be allocated to the shareholders' accounts on the allocation date.

Dealings in Rights

Dealings in the Rights to subscribe for the Offered Shares will take place on the Copenhagen Stock Exchange from 19 May to 3 June 2004, both days inclusive.

Subscription period

The Offered Shares are offered for subscription on the basis of the Rights during the period from 25 May to 8 June 2004, both days inclusive.

Joint Lead Managers

The rights issue has been arranged by Dresdner Kleinwort Wasserstein Limited and Nordea Corporate Finance (division of Nordea Bank Danmark A/S) as Joint Lead Managers.



NOT FOR RELEASE IN THE UNITED STATES AND CANADA

Copenhagen Stock Exchange
Nikolaj Plads 6
DK-1067 Copenhagen K.

Ringkøbing, 11 May 2004
Stock Exchange announcement no. 23/2004

Vestas announces the rights issue offering circular

Underwriting

Subject to the satisfaction of certain conditions as set forth in the underwriting agreement dated 11 May 2004 entered into between the Company and Dresdner Bank AG, London Branch and Nordea Corporate Finance, (division of Nordea Bank Danmark A/S), (each an "Underwriter" and together, the "Underwriters"), the Underwriters have agreed, as agents of the Company, to procure subscribers for or to subscribe for the Offered Shares for which Rights have not been exercised, with each Underwriter, severally and not jointly, having agreed to procure subscribers for or to subscribe for 50 per cent of any such shares for which the Rights have not been exercised. Any such Offered Shares subscribed for by the Underwriters will be subscribed for at the Offer Price.

Expected timetable

Record date (last day of trading in the Company's shares with Rights)	18 May 2004
Ex-Rights date (the date following the record date)	19 May 2004
Listing of the Offered Shares under temporary code	19 May 2004
Listing of and dealing in the Rights	19 May to 3 June 2004
Rights transferred to shareholders' accounts at Danish Securities Centre	24 May 2004
Subscription period	25 May to 8 June 2004
Expected merging of securities codes	18 June 2004

Publication of Offering Circular

The Offering Circular will be published at the Copenhagen Stock Exchange on 12 May 2004.

The Offering Circular will be available from:

Nordea Bank Danmark A/S
Telephone +45 3333 5092
Telefax +45 3333 3182
email corpact@nordea.com

Current trading and prospects for the current year (2004)

The following is an extract from the Offering Circular that has been prepared in connection with the rights issue and dated 11 May 2004. The information should be read in conjunction with the cautionary statements set out at the end of this announcement with regard to "Forward-looking information" and in light of the "Risk Factors" contained in the Offering Circular. In particular, the following statements are made on the basis of assumptions and expectations which Management believes to be reasonable at this time, but may prove to be erroneous. The business activities of the Group are subject to a number of risks, which means that a degree of uncertainty is linked to the forecast. Therefore, prospective investors should not rely upon them.



Vestas Wind Systems A/S

NOT FOR RELEASE IN THE UNITED STATES AND CANADA

Copenhagen Stock Exchange
Nikolaj Plads 6
DK-1067 Copenhagen K.

Ringkøbing, 11 May 2004
Stock Exchange announcement no. 23/2004

Vestas announces the rights issue offering circular

The expectations for 2004 described in the following sections are stated on the basis of full-year operations of the Combined Group. For accounting purposes, the combination will not be deemed to have come into effect until 1 March 2004, and NEG Micon's financial results for January and February 2004 will therefore not be included in the Group's financial statements for 2004. Consequently, in connection with the presentation of the financial statements for 2004, the Group will disclose summary pro forma profit and loss and balance sheet statements for the Combined Group for 2004 on a full-year basis, in order to facilitate comparison with the current turnover and EBIT expectations described below.

Turnover and financial performance in the first quarter of the year are in line with expectations.

The order intake in the first part of the year has been below the anticipated level. This is among other things due to the fact that the American PTC scheme still remains to be adopted. The Group's full-year projections include shipments of a little more than 150 MW which may be described as PTC reliant. In general, the lack of order intake is considered as timing differences, and as a result of this and the potential to obtain back-up orders, despite increased uncertainty, the Group's expectations for 2004 remain unchanged.

In 2004, the Combined Group still expects to achieve a turnover of EUR 2.7-2.8 billion. The EBIT margin for 2004 is also still expected to be approximately 7 per cent, including the effect of expected cost synergies of EUR 14 million, but before integration and restructuring costs and before goodwill amortisation arising from the combination. The EBIT margin after integration and restructuring costs but before goodwill amortisation arising from the combination is currently expected to be around 5 per cent. See Vestas' Annual Report 2003 and announcement no. 09/2004 of 17 March 2004 to the Copenhagen Stock Exchange.

However, it must be noted that a continuing volatility in markets, exchange rates and finance opportunities may affect turnover and profits.

For 2004, investments in tangible fixed assets are expected to total EUR 140-150 million. Net Working Capital at the end of the year is expected to amount to 30-35 per cent of the net turnover for the full year.

The profits of the Group are subject to seasonal fluctuations, which are generally attributable to the nature of the projects. Historically, turnover tends to be higher in the latter half of the financial year. Management thus expects 30-35 per cent of the turnover forecast for 2004 to be generated in the first six months.

Address
Alsvej 21
DK-8900 Randers
Denmark

Phone
+45 97 30 00 00
e-mail/homepage
vestas@vestas.com
www.vestas.com

Fax
Administration +45 97 30 00 01
Group Sales +45 97 30 26 55
Purchase dept. +45 97 30 28 00
Service +45 97 30 22 73

Bank
Nordea Bank Danmark A/S
2149 0651 117097
CVR-no. 10 40 37 82



Vestas Wind Systems A/S

NOT FOR RELEASE IN THE UNITED STATES AND CANADA

Copenhagen Stock Exchange
Nikolaj Plads 6
DK-1067 Copenhagen K.

Vestas announces the rights issue offering circular

On this basis, and in order to make optimal use of available production capacity, production is expected to balance out over the year as a whole. As a result, the inventories balance will be high at 30 June 2004.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer, for securities.

This announcement must not be mailed, or otherwise forwarded, distributed or sent in, into or from the United States or Canada, and persons receiving this announcement (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send it in, into or from the United States or Canada.

This announcement does not constitute an offer or invitation to subscribe for or purchase any securities for sale in the United States. Securities in respect of the proposed capital increase may not be offered or sold in the United States absent registration or an exemption from registration. The securities in respect of the proposed capital increase have not been and will not be registered under the Securities Act of 1933 or under the securities laws of any state of the United States. Vestas does not intend to make a public offering of securities in the United States.

No money, securities or other consideration is being solicited, and, if sent in response to the information contained herein, will not be accepted.

Forward-looking information

This announcement includes "forward-looking statements" regarding, among other things, the Group's financial condition. These statements can be identified by use of words such as "expects", "aims", "intends", "will", "may", "anticipates", "would", "could", or similar expressions or their negative. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the Group's actual results, performance or achievements or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Group's present and future business strategies and the environment in which the Group will operate in the future. Additional factors that could cause actual results, performance or achievements to differ materially include, but are not limited to, those discussed in the Offering Circular dated 11 May 2004 under "Risk Factors". These forward-looking statements speak only as of the date of this announcement.



Vestas Wind Systems A/S

NOT FOR RELEASE IN THE UNITED STATES AND CANADA

Copenhagen Stock Exchange
Nikolaj Plads 6
DK-1067 Copenhagen K.

Ringkøbing, 11 May 2004
Stock Exchange announcement no. 23/2004

Vestas announces the rights issue offering circular

Dresdner Kleinwort Wasserstein Limited and Nordea Corporate Finance (division of Nordea Bank Danmark A/S) are acting for Vestas in connection with the matters referred to in this announcement and are not acting for any person other than Vestas and will not be responsible for any person other than Vestas for providing the protections afforded to customers of Dresdner Kleinwort Wasserstein Limited or Nordea Corporate Finance (division of Nordea Bank Danmark A/S) or for providing advice to any person in connection with the rights issue or any other matters referred to in this announcement.

Dresdner Kleinwort Wasserstein Limited is authorised and regulated in the UK by the Financial Services Authority.

Yours sincerely,

Vestas Wind Systems A/S

Bent Carlsen
Chairman

Svend Sigaard
President and CEO

Address	Phone	Fax		Bank
Alsvej 21	+45 97 30 00 00	Administration	+45 97 30 00 01	Nordea Bank Danmark A/S
DK-8900 Randers	**e-mail/homepage**	Group Sales	+45 97 30 26 55	2149 0651 117097
Denmark	vestas@vestas.com	Purchase dept.	+45 97 30 28 00	CVR-no. 10 40 37 82
	www.vestas.com	Service	+45 97 30 22 73	



Vestas Wind Systems A/S

NOT FOR RELEASE IN THE UNITED STATES AND CANADA



Copenhagen Stock Exchange
Nikolaj Plads 6
DK-1067 Copenhagen K.

Randers, 11 June, 2004
Stock Exchange announcement no. 25/2004

Rights issue in Vestas fully subscribed

Vestas Wind Systems A/S offered for subscription during the period 25 May – 8 June, 2004 43,727,793 new shares at DKK 50 per share of DKK 1 each. The rights issue was fully subscribed. As is customary, a small number of the offered shares (0.8 %), which at first were not taken up due to technical reasons, were subscribed for by the underwriters. The rights issue was underwritten by Dresdner Bank AG, London Branch and Nordea Corporate Finance (division of Nordea Bank Danmark A/S).

Following registration of 43,727,793 new shares of DKK 1 each, the nominal value of Vestas Wind System A/S' share capital totals DKK 174,911,173 (174,911,173 shares of DKK 1 each). The temporary securities identification code for the offered shares is expected to be merged with the existing share code at Copenhagen Stock Exchange A/S on 16 June, 2004.

The exercise terms for the warrant scheme for the key employees at Vestas Wind Systems A/S have been adjusted as a result of the rights issue. The adjustment is based on the closing price at Copenhagen Stock Exchange A/S on 18 May, 2004 at EUR 11.6. For the warrant schemes established in 2000 and first half-year of 2001, consisting of 135,332 warrants, the exercise price is reduced with a factor 0.8814. For the warrant scheme established in second half-year 2002, consisting of 124,000 warrants, the exercise price is reduced with a factor 0.8464. Hereinafter, the exercise price will be EUR 55.1 for 135,332 warrants and EUR 13.0 for 124,000 warrants.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer, for securities.

This announcement must not be mailed, or otherwise forwarded, distributed or sent in, into or from the United States or Canada, and persons receiving this announcement (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send it in, into or from the United States or Canada.

This announcement does not constitute an offer or invitation to subscribe for or purchase any securities for sale in the United States. Securities in respect of the capital increase may not be offered or sold in the United States absent registration or an exemption from registration. The securities in respect of the capital increase have not been and will not be registered under the Securities Act of 1933 or under the securities laws of any state of the United States. Vestas does not intend to make a public offering of securities in the United States.

Address	Phone	Fax		Bank
Alsvej 21	+45 97 30 00 00	Administration	+45 97 30 00 01	Nordea Bank Danmark A/S
DK-8900 Randers	**e-mail/homepage**	Group Sales	+45 97 30 26 55	2149 0651 117097
Denmark	vestas@vestas.com	Purchase dept.	+45 97 30 28 00	CVR-no. 10 40 37 82
	www.vestas.com	Service	+45 97 30 22 73	



Vestas Wind Systems A/S

NOT FOR RELEASE IN THE UNITED STATES AND CANADA

Copenhagen Stock Exchange
Nikolaj Plads 6
DK-1067 Copenhagen K.

Randers, 11 June, 2004
Stock Exchange announcement no. 25/2004

Rights issue in Vestas fully subscribed

Dresdner Kleinwort Wasserstein Limited and Nordea Corporate Finance (division of Nordea Bank Danmark A/S) are acting for Vestas in connection with the matters referred to in this announcement and are not acting for any person other than Vestas and will not be responsible for any person other than Vestas for providing the protections afforded to customers of Dresdner Kleinwort Wasserstein Limited or Nordea Corporate Finance (division of Nordea Bank Danmark A/S) or for providing advice to any person in connection with the rights issue or any other matters referred to in this announcement.

Dresdner Kleinwort Wasserstein Limited is authorised and regulated in the UK by the Financial Services Authority.

Yours sincerely,

Vestas Wind Systems A/S

Bent Carlsen
Chairman

Svend Sigaard
President and CEO

Address
Alsvej 21
DK-8900 Randers
Denmark

Phone
+45 97 30 00 00
e-mail/homepage
vestas@vestas.com
www.vestas.com

Fax
Administration +45 97 30 00 01
Group Sales +45 97 30 26 55
Purchase dept. +45 97 30 28 00
Service +45 97 30 22 73

Bank
Nordea Bank Danmark A/S
2149 0651 117097
CVR-no. 10 40 37 82


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Ringkøbing, 30-01-2004

Stock exchange announcement no. 03/2004

Date for publication and presentation of Annual Report

The Vestas Group's Annual Report for the period 1 January - 31 December 2003 is expected to be approved by the Board of Directors of Vestas Wind Systems A/S on Wednesday, 17 March 2004. The Annual Report for 2003 will be sent to the Copenhagen Stock Exchange upon the approval of the Board of Directors.

In connection with the publication of the Annual Report, Vestas will host a presentation meeting (incl. telephone conference and webcast) for investors, analysts and the press in Copenhagen on Wednesday, 17 March 2004 at 3.30 p.m. (CET). The conference will be held in English and it will be possible to attend via Vestas' website www.vestas.com and Copenhagen Stock Exchange A/S' website www.cse.dk.

Interested parties from Denmark, who wish to ask questions during the conference, may call ph. +45 7026 5040, interested parties from the rest of Europe may call ph. +44 20 7769 6432, and interested parties from the US may call ph. +1 877 204 0753. Instant replay will be available via Vestas' website www.vestas.com and Copenhagen Stock Exchange A/S' website www.cse.dk.

Furthermore, presentation meetings will be held for investors, analysts and the press in London and New York.

Date	Time	Place	Contact
17.03.2004	03:30 p.m.	Copenhagen Stock Exchange Nikolaj Plads 6 DK-1067 Copenhagen K.	The reception at Copenhagen Stock Exchange ph.: +45 3393 3366 e-mail: investor@cse.dk
19.03.2004	10:30 a.m.	The Gaumont Suite Dresdner Kleinwort Wasserstein 20 Fenchurch Street UK-London EC3P 3DB	Ms. Jane Etheridge at Dresdner Kleinwort Wasserstein ph.: +44 20 7475 2484 e-mail: jane.etheridge@drkw.com
23.03.2004	12:30 p.m.	The Peninsula New York 700 Fifth Avenue at 55th Street 3rd Floor, Tribeca Room New York, NY 10019, USA	Ms. Joanne K. Hart at Dresdner Kleinwort Wasserstein ph.: +1 212 895 5314 e-mail: joanne.hart@drkw.com

Considering the arrangements in Copenhagen, London and New York, please register with the contact persons mentioned above.

Vestas is the world lead[illegible] technology and a driving[illegible] development of the wind[illegible]

Vestas' core business co[illegible] development, manufact[illegible] marketing and maintena[illegible] power systems.

>> Read more...



Tentative financial calendar March-December 2004

26.03.2004	Convening for General Meeting and distribution of the Annual Report 2003
21.04.2004	Annual General Meeting
25.05.2004	Publication of information regarding 1st Quarter 2004
25.05.2004	Telephone conference
18.08.2004	Publication of interim financial statement for the 1st half-year of 2004
18.08.2004	Telephone conference / Presentation meeting for investors, analysts and the press in Copenhagen
20.08.2004	Presentation meeting for investors, analysts and the press in London
24.08.2004	Presentation meeting for investors, analysts and the press in New York
26.11.2004	Publication of information regarding 3rd Quarter 2004
26.11.2004	Telephone conference

For further information, please contact the Board of Management, Vestas Wind Systems A/S, phone +45 9675 2575

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 Dansk version

Randers, 28-01-2005

Stock exchange announcement no. 03/2005

Date for publication and presentation of Annual Report

The Vestas Group's Annual Report for the period 1 January - 31 December 2004 is expected to be approved by the Board of Directors of Vestas Wind Systems A/S on Wednesday, 30 March 2005. The Annual Report for 2004 will be sent to the Copenhagen Stock Exchange upon the approval of the Board of Directors.

In connection with the publication of the Annual Report, Vestas will host a presentation meeting (incl. telephone conference and webcast) for investors, analysts and the press in Copenhagen on Wednesday, 30 March 2005 at 3.00 p.m. (CET). The conference will be held in English and it will be possible to attend via Vestas' website www.vestas.com or Copenhagen Stock Exchange A/S' website www.cse.dk.

Interested parties from Denmark, who wish to ask questions during the conference, may call tel. +45 7026 5040, interested parties from the rest of Europe may call tel. +44 20 7769 6432, and interested parties from the US may call tel. +1 877 204 0753. Instant replay will be available via Vestas' website www.vestas.com or Copenhagen Stock Exchange A/S' website www.cse.dk.

Furthermore, presentation meetings will be held for investors, analysts and the press in London and New York.

Date	Time	Place	Contact
30.03.2005	03:00 p.m.	Copenhagen Stock Exchange A/S Nikolaj Plads 6 1067 Copenhagen K Denmark	The reception at Copenhagen Stock Exchange A/S tel.: +45 3393 3366 e-mail: investor@cse.dk
31.03.2005	08.30 a.m.	Carnegie Investment Bank 24 Chiswell Street, London EC1Y 4UE UK	Ms. Wendy Busuttil Carnegie Investment Bank tel.: +44 20 7216 4048 e-mail: webu@carnegie.co.uk
04.04.2005	12.30 p.m.	The Peninsula Hotel The Tribeca Room 700 Fifth Avenue at 55th Street New York, NY 10019 USA	Ms. Carly Beattie Dresdner Kleinwort Wasserstein tel.: +1 212 895 5329 e-mail: carly.beattie@drkw.com

Vestas Wind Syste
Alsvej 21
8900 Randers
Danmark
Tel.: +45 97 30 00 00
Fax: +45 97 30 00 01

Vestas is the world lead
technology and a driving
development of the wind

Vestas' core business co
development, manufactu
marketing and maintena
power systems.

>> Read more...

Considering the arrangements in Copenhagen, London and New York, please register with the contact persons mentioned above.

Tentative financial calendar March-December 2005

08.04.2005	Convening for General Meeting and distribution of the Annual Report 2004
25.04.2005	Annual General Meeting
26.05.2005	Publication of information regarding 1st Quarter 2005
26.05.2005	Telephone conference
25.08.2005	Publication of interim financial statement for the 1st half-year of 2005
25.08.2005	Telephone conference / Presentation meeting for investors, analysts and the press in Copenhagen
29.08.2005	Presentation meeting for investors, analysts and the press in London
31.08.2005	Presentation meeting for investors, analysts and the press in New York
24.11.2005	Publication of information regarding 3rd Quarter 2005
24.11.2005	Telephone conference

Any questions may be addressed to the Executive Management at Vestas Wind Systems A/S, telephone +45 9730 0000.

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Vestas Wind Systems A/S

Copenhagen Stock Exchange A/S
Nikolaj Plads 6
DK-1067 Copenhagen K.

Ringkøbing, 17 March 2004
Stock Exchange announcement no. 09/2004

Announcement regarding the Annual Report 2003

Results for 2003

Today, the Board of Directors of Vestas Wind Systems A/S ("Vestas") has approved the Vestas Group's Annual Report for 2003 and recommended it for adoption at the General Meeting on 21 April 2004. The accounts show the following:

(mEUR)	2003	2002	2001
Net turnover	1,653	1,395	1,282
Profit before financial income and expenses (EBIT)	74	74	143
Profit after financial income and expenses	53	60	149
Profit on ordinary activities before tax	54	60	392
Net profit for the year	36	45	340
Equity	613	596	567
Balance sheet total	1,390	1,269	1,009

The market for wind power grew again in 2003. The installed wind power capacity worldwide amounted to approximately 8,000 MW, equivalent to an increase of more than 10 per cent. Vestas' turnover increased by around 19 per cent from mEUR 1,395 to mEUR 1,653.

The market growth is lower than previously expected, which is primarily attributable to the development of the German and Italian markets. The total sales of Vestas Technology from Vestas Group companies and Vestas' associated company amounted to 1,812 MW, an increase of approximately 10 per cent. Vestas achieved a market share of 22.6 per cent, which is at the same level as in 2002. Vestas lost market shares in the USA, which was subject to special market conditions in 2003, whereas the market share outside the United States increased.

In 2003, around 98 per cent of the Group's turnover – or mEUR 1,627 – was generated outside Denmark. The income statement shows a profit before financial income, expenses and tax (EBIT) of mEUR 74, which is unchanged from the previous year. Profit after financial income and expenses amount to mEUR 53, a decrease of 12 per cent. Profit for the year before tax amount to mEUR 54 – a decrease of mEUR 6 in relation to 2002. On the basis of the following, the net profit for the year - mEUR 36 - is considered to be less satisfactory.

At the beginning of the year, Vestas' financial forecasts for 2003 pointed to turnover for the year of approximately bnEUR 1.7-1.8, with an EBIT-margin of around 8 per cent. Net working capital was expected to amount to around 35 per cent of the net turnover for the year. The unfavourable developments in the British pound and the American dollar, in particular, resulted in a sharpening of the competitive situation and pressure on sales prices, especially in the United States. For this reason, expectations for the EBIT-margin for the year was reduced to approximately 7 per cent in May 2003, cf. announcement no. 9/2003 of 28 May 2003 to the Copenhagen Stock Exchange.

Address	Phone	Fax		Bank
Smed Sørensens Vej 5	+45 96 75 25 75	Administration	+45 97 30 24 36	Nordea Bank Danmark A/S
DK-6950 Ringkøbing	**e-mail/homepage**	Group Sales	+45 97 30 26 55	2149 0651 117097
Denmark	vestas@vestas.dk	Purchase dept.	+45 97 30 28 00	
	www.vestas.com	Service	+45 97 30 22 73	CVR-no. 10 40 37 82

In connection with the publication of the quarterly information for the third quarter 2003 (released in November 2003), the turnover forecast was adjusted to approximately bnEUR 1.7, at the lower end of the previously informed range of bnEUR 1.7-1.8. At the same time, the projected EBIT-margin was adjusted down to approximately 5 per cent which is ascribable to the lower turnover and to the expectations of an early termination of the technology transfer agreement with Gamesa Eólica S.A. The potential costs linked to an early termination of the technology transfer agreement with Gamesa Eólica S.A. were evaluated as corresponding to approximately one percentage point. The signing of an agreement concerning the termination of the technology transfer agreement was made public in announcement no. 23/2003 of 12 December 2003 to the Copenhagen Stock Exchange.

In relation to announcement no. 22/2003 of 28 November 2003 to the Copenhagen Stock Exchange, the actual turnover and EBIT-margin matched expectations. Net working capital amounted to 36 per cent of the net turnover for the year, which is at the level expected. Capital expenditures in 2003 in tangible fixed assets amounted to mEUR 85, which is lower than the level expected. The deviation is mainly due to postponements of investments to 2004.

In general, the company's target for dividends is 25-35 per cent of the net result of the year. However, distribution of dividends will always be decided with due consideration for the Group's plan for growth and liquidity requirements. With reference to the planned capital increase in 2004, the Board of Directors recommends to the General Meeting that no dividend be paid for the financial year 2003.

Combination of Vestas and NEG Micon

In announcement no. 24/2003 of 12 December 2003 to the Copenhagen Stock Exchange, Vestas stated that the Boards of Directors of NEG Micon A/S ("NEG Micon") and Vestas had reached agreement on the conditions for a combination of the two companies. After the end of the financial year, the plans for combining Vestas and NEG Micon has become a reality. On 4 March 2004, more than 95 per cent of the shareholders of NEG Micon had accepted the voluntary offer of 12 December 2003 for exchanging NEG Micon shares into Vestas shares. On 12 December 2004, Vestas announced a mandatory share exchange offer to the remaining shareholders of NEG Micon. Vestas will carry out a compulsory redemption of the shares owned by shareholders who do not accept the mandatory share exchange offer. The redemption will be for cash.

In continuation of the approval of Vestas' Annual Report 2003, the Board of Directors of Vestas today has appointed two new members of the Board of Management of Vestas. Mr. Torben Bjerre-Madsen (the current CEO of NEG Micon) has been appointed Executive Vice President and Deputy CEO and Mr. Knud Andersen (the current CPO of NEG Micon) has been appointed Executive Vice President and CPO of the combined group.

The integration of the two companies has just been initiated. It is the intention of the new management to inform in more details about the integration process in connection with the planned capital increase in May 2004. In connection with the planned capital increase, a prospectus will be prepared. The prospectus will include information from the group concerning market status etc. Consequently, the combined group will not publish quarterly information on 25 May 2004 as previously planned in "the old" Vestas.



Expectations for 2004

The expectations for 2004 described in the following sections are stated on the basis of full-year operations of the combined Group. From the perspective of accounting, the combination will be deemed to have come into effect on 1 March 2004.

The lack of extension of the PTC scheme before the end of 2003 has affected orders from the United States. This aside, orders from the other markets have been satisfactory and Vestas has a satisfactory order backlog at the beginning of 2004. The total backlog of firm and unconditional orders corresponds to five months' average production.

On this basis, expectations for the coming years are generally very positive. Expectations for 2004 are based on firm and unconditional orders, a number of conditional orders and planned projects.

The expectations for 2004 are unchanged compared to announcement no. 24/2003 of 12 December 2003 to the Copenhagen Stock Exchange. In 2004, the company thus expects a turnover of bnEUR 2.7-2.8 taking into account the combination of Vestas and NEG Micon. The EBIT-margin for 2004 is forecast to be approximately 7 per cent, including the effect of expected cost synergies of mEUR 14, but before integration and restructuring costs in connection with the combination. The EBIT-margin after integration and restructuring costs but before amortisation is expected to be around 5 per cent. However, it must be noted that a continuing volatility in markets, exchange rates and finance opportunities may affect turnover and profits.

Investments in 2004 in tangible fixed assets are expected to total mEUR 140-150. Net working capital at the end of the year is expected to amount to 30-35 per cent of the net turnover for the full year.

The business activities of the Vestas Group are subject to a number of risks, which means that a degree of uncertainty is linked to all forecasts. More detailed information concerning the risks is included in Vestas' Annual Report 2003.

The profits of the Vestas Group are subject to seasonal fluctuations, which are generally attributable to the nature of the projects. Historically, turnover tends to be higher in the latter half of the financial year. The management thus expects 30-35 per cent of the turnover forecast for 2004 to be generated in the first six months.

For this reason, and on account of the desire to make optimal use of available production capacity, production is expected to balance out over the year as a whole. As a result, the balance sheet totals at 30 June 2004 are likely to show high inventories.

Address
Smed Sørensens Vej 5
DK-6950 Ringkøbing
Denmark

Phone
+45 96 75 25 75
e-mail/homepage
vestas@vestas.dk
www.vestas.com

Fax
Administration +45 97 30 24 36
Group Sales +45 97 30 26 55
Purchase dept. +45 97 30 28 00
Service +45 97 30 22 73

Bank
Nordea Bank Danmark A/S
2149 0651 117097

CVR-no. 10 40 37 82

Capital increase

As announced in connection with the publication of the share exchange offer to the shareholders of NEG Micon on 12 December 2003, the Board of Directors of Vestas will recommend to the shareholders of the combined Group at the Ordinary General Meeting on 21 April 2004 that an increase in capital entailing proceeds in the region of mEUR 270 be implemented in May/June 2004. The Board of Directors is of the opinion that a stronger capital base is an important factor for the combined Group to achieve its strategic goals. The capital increase will be with pre-emption right for the company's existing shareholders and it is expected to take place in May/June 2004.

General information

The financial highlights, the income statement and balance sheet are included in the pages attached. More detailed information concerning the company's annual accounts for 2003 and the expectations for 2004 is included in Vestas' Annual Report 2003, which will be sent separately to the Copenhagen Stock Exchange A/S immediately following this announcement. The Annual Report is in EUR. The income statement is translated based on the average exchange rate 743.07 and the balance sheet is translated based on the exchange rate at year end 2003: 744.46.

In addition, the pages attached include pro forma consolidated financial figures for 2003 and consolidated sales in MW for the combined Group.

In connection with the publication of the Annual Report, Vestas will host a presentation meeting (incl. telephone conference and webcast) for investors, analysts and the press in Copenhagen on Wednesday, 17 March 2004 at 3.30 p.m. (CET). The conference will be held in English and it will be possible to attend via Vestas' website www.vestas.com and Copenhagen Stock Exchange A/S' website www.cse.dk.

Interested parties from Denmark, who wish to ask questions during the conference, may call ph. +45 7026 5040, interested parties from the rest of Europe may call ph. +44 20 7769 6432, and interested parties from the US may call ph. +1 877 204 0753. Instant replay will be available via Vestas' website www.vestas.com and Copenhagen Stock Exchange A/S' website website www.cse.dk.

Any questions may be addressed to the Board of Management at Vestas Wind Systems A/S, phone +45 96 752575.

Yours faithfully,

Vestas Wind Systems A/S

Bent Carlsen
Chairman of the Board of Directors

Svend Sigaard
President and CEO

VESTAS WIND SYSTEMS A/S

Extract from Annual Report
for the period
1 January 2003 – 31 December 2003

Contents	**Page**

Combination of Vestas and NEG Micon

Contents	**Page**

Address
Smed Sørensens Vej 5
DK-6950 Ringkøbing
Denmark

Phone
+45 96 75 25 75
e-mail/homepage
vestas@vestas.dk
www.vestas.com

Fax
Administration +45 97 30 24 36
Group Sales +45 97 30 26 55
Purchase dept. +45 97 30 28 00
Service +45 97 30 22 73

Bank
Nordea Bank Danmark A/S
2149 0651 117097

CVR-no. 10 40 37 82



Vestas Wind Systems A/S

Announcement regarding the Annual Report 2003

Ringkøbing, 17 March 2004
Stock Exchange announcement no. 09/2004

Financial highlights for the Group

Over a five-year period the development of the Group can be described through the following financial highlights:

Key figures in mEUR*	2003	2002	2001	2000	1999
Income statement:					
Net turnover	1,653	1,395	1,282	869	634
Gross profit	150	142	192	136	96
Profit before financial income and expenses, depreciation and amortisation (EBITDA)	142	124	179	122	84
Profit before fin. income and expenses (EBIT)	74	74	143	100	69
Profit after financial income and expenses	53	60	149	120	85
Profit on ordinary activities before tax	54	60	392	123	92
Net profit for the year	36	45	340	81	61
Balance sheet:					
Balance sheet total	1,390	1,269	1,009	642	377
Equity	613	596	567	243	164
Provisions	166	130	97	59	43
Interest-bearing liabilities	248	265	123	140	43
Net working capital	603	627	519	215	122
Cash flows:					
Cash flows from operating activities	153	(126)	(14)	14	6
Cash flows from investing activities	(119)	3	37	(92)	(50)
Change for the year in cash, cash equivalents and in short-term bank loans	15	(106)	20	(50)	(17)
Employees:					
Average number of employees	6,394	5,974	4,582	3,282	2,261
Hereof in Denmark	4,138	4,635	3,812	2,772	2,002
Financial ratios:					
Gross margin (%)	9.1	10.2	15.0	15.7	15.1
EBITDA (%)	8.6	8.9	13.9	14.0	13.2
Net profit ratio (EBIT) (%)	4.5	5.3	11.1	11.5	10.9
Return on investment 1 (%)	5.8	7.3	20.3	21.5	25.4
Return on investment 2 (ROCE) (%)	8.9	9.8	31.0	43.4	55.3
Solvency ratio (%)	44.1	47.0	56.1	37.8	43.4
Return on equity (%)	5.9	7.8	84.1	39.8	47.0
Gearing (%)	40.4	44.5	21.6	57.5	26.0
Share ratios:					
Profit per share	0.3	0.4	3.2	0.8	0.6
Growth in profit per share (%)	(21.3)	(86.7)	319.3	31.9	115.8
Net asset value per share	5.8	5.7	5.4	2.3	1.6
Price/net asset value	2.2	1.7	5.7	25.5	11.3
P/E value	38.6	21.9	9.5	76.4	30.1
Cash flows from operations per share	1.5	(1.2)	(0.1)	0.1	0.1
Dividend per share	0	0.1	0.2	0.1	0.1
Payout ratio (%)	0	23.5	6.2	17.4	13.8
Market price at 31 December	13.1	9.4	30.9	59.2	17.7

*) The income statement for 2003 is translated based on the average exchange rate 743.07 and the balance sheet is translated based on the exchange rate at year end 2003: 744.46. Income statements and balance sheets for 1999-2002 are translated based on the exchange rate at year end 2002: 742.43.

Address	Phone	Fax		Bank
Smed Sørensens Vej 5	+45 96 75 25 75	Administration	+45 97 30 24 36	Nordea Bank Danmark A/S
DK-6950 Ringkøbing	**e-mail/homepage**	Group Sales	+45 97 30 26 55	2149 0651 117097
Denmark	vestas@vestas.dk	Purchase dept.	+45 97 30 28 00	
	www.vestas.com	Service	+45 97 30 22 73	CVR-no. 10 40 37 82



Vestas Wind Systems A/S

Income statement
1 January - 31 December

Parent company 2002	Parent company 2003		The Group 2003	The Group 2002
mEUR	mEUR		mEUR	mEUR
1,055.2	**1,121.1**	**Net turnover**	**1,652.5**	**1,394.5**
991.3	1,062.1	Production costs	1,502.1	1,252.4
63.9	**59.0**	**Gross profit**	**150.4**	**142.1**
9.1	9.0	Distribution expenses	27.8	25.8
24.2	28.3	Administrative expenses	48.4	42,6
33.3	**37.3**	**Capacity costs**	**76.2**	**68.4**
30.6	**21.7**	**Profit before financial items**	**74.2**	**73.7**
41.7	41.3	Income from investments in Group companies before tax	0.0	0.0
3.2	12.4	Financial income	2.7	2.6
15.8	21.5	Financial expenses	24.2	16.6
29.1	**32.2**	**Net financials**	**(21.5)**	**(14.0)**
59.7	**53.9**	**Profit after financial items**	**52.7**	**59.7**
0.0	0.0	Received on receivable from Vestas RRB India Ltd. written down	1.2	0.0
59.7	**53.9**	**Profit before tax**	**53.9**	**59.7**
14.6	18.3	Corporation tax	18.3	14.6
45.1	**35.6**	**Net profit for the year**	**35.6**	**45.1**
		Proposed distribution of profit		
10.6	0.0	Proposed dividend for the year		
32.1	(9.1)	Reserve for net revaluation under the equity method		
2.4	44.7	Retained earnings		
45.1	**35.6**	**Net profit for the year**		

Address
Smed Sørensens Vej 5
DK-6950 Ringkøbing
Denmark

Phone
+45 96 75 25 75
e-mail/homepage
vestas@vestas.dk
www.vestas.com

Fax
Administration +45 97 30 24 36
Group Sales +45 97 30 26 55
Purchase dept. +45 97 30 28 00
Service +45 97 30 22 73

Bank
Nordea Bank Danmark A/S
2149 0651 117097

CVR-no. 10 40 37 82

Balance sheet at 31 December
Assets

Parent company 2002 mEUR	Parent company 2003 mEUR		The Group 2003 mEUR	The Group 2002 mEUR
23.9	33.2	Completed R&D projects	34.3	25.8
0.0	0.0	Goodwill	10.7	1.2
5.0	14.1	Development projects in progress	14.1	8.4
28.9	**47.3**	**Intangible assets**	**59.1**	**35.4**
109.8	115.4	Land and buildings	135.3	122.6
78.4	82.2	Plant and machinery	130.0	119.4
19.0	21.4	Other fixtures, fittings, tools and equipment	37.7	23.7
15.5	17.6	Property, plant and equipment in progress	18.2	15.5
222.7	**236.6**	**Property, plant and equipment**	**321.2**	**281.2**
159.8	162.5	Investments in Group companies	0.0	0.0
0.1	5.3	Receivables from Group companies	0.0	0.0
0.5	0.5	Investments in associates	0.5	0.6
0.0	0.0	Receivables from associates	0.0	0.2
0.0	0.0	Other receivables	1.3	1.6
2.5	2.8	Other investments, deposits, etc.	3.0	2.9
162.9	**171.1**	**Fixed asset investment**	**4.8**	**5.3**
414.5	**455.0**	**Fixed assets**	**385.1**	**321.9**
175.6	**122.9**	**Inventories**	**193.1**	**223.2**
16.2	6.0	Trade receivables	341.1	333.4
261.8	261.6	Sales value of orders in progress	337.5	264.7
139.5	276.3	Receivables from Group companies	0.0	0.0
0.1	0.1	Receivables from associates	7.3	3.2
43.9	60.1	Other receivables	80.6	65.3
9.7	4.1	Corporation tax	8.4	16.1
0.0	0.0	Deferred tax asset	14.9	9.9
6.4	1.6	Prepayments	1.8	9.4
477.6	**609.8**	**Receivables**	**791.6**	**702.0**
0.3	**1.1**	**Cash at bank and in hand**	**20.4**	**21.4**
653.5	**733.8**	**Current assets**	**1,005.1**	**946.6**
1,068.0	**1,188.8**	**Total assets**	**1,390.2**	**1,268.5**

Address
Smed Sørensens Vej 5
DK-6950 Ringkøbing
Denmark

Phone
+45 96 75 25 75
e-mail/homepage
vestas@vestas.dk
www.vestas.com

Fax
Administration +45 97 30 24 36
Group Sales +45 97 30 26 55
Purchase dept. +45 97 30 28 00
Service +45 97 30 22 73

Bank
Nordea Bank Danmark A/S
2149 0651 117097

CVR-no. 10 40 37 82

Balance sheet 31 December

Liabilities and equity

Parent company 2002 mEUR	Parent company 2003 mEUR		The Group 2003 mEUR	The Group 2002 mEUR
14.1	14.1	Share capital	14.1	14.1
40.5	40.4	Share premium account	40.4	40.5
105.5	96.1	Reserve for net revaluation under the equity method	0.0	0.0
425.4	462.7	Retained earnings	558.8	530.9
10.6	0.0	Proposed dividend for the year	0.0	10.6
596.1	**613.3**	**Equity**	**613.3**	**596.1**
40.2	41.1	Provision for deferred tax	50.1	44.2
37.7	42.8	Warranty provisions	97.4	85.4
0.0	16.8	Other provisions	16.8	0.0
0.0	0.0	Pension obligations	1.2	0.0
77.9	**100.7**	**Provisions**	**165.5**	**129.6**
58.8	52.1	Mortgage debt	55.6	63.9
48.8	48.9	Credit institutions	50.0	48.8
107.6	**101.0**	**Long-term debt**	**105.6**	**112.7**
6.9	7.3	Short-term share of long-term debt	9.0	8.6
2.0	4.3	Prepayments from customers	48.8	38.0
134.1	127.9	Bank loans	133.3	144.2
70.5	123.4	Trade payables	212.4	147.7
38.8	79.2	Payables to the Group companies	0.0	0.0
0.0	0.0	Corporation tax	5.2	5.5
34.1	31.7	Other payables	97.1	86.1
286.4	**373.8**	**Short-term debt**	**505.8**	**430.1**
394.0	**474.8**	**Debt**	**611.4**	**542.8**
1,068.0	**1,188.8**	**Liabilities and equity**	**1,390.2**	**1,268.5**



Vestas Wind Systems A/S

Pro forma income statement for the combined Group 2001 - 2003*

	2003	2002	2001
	mEUR	mEUR	mEUR
Net turnover	**2,361.3**	**2,236.7**	**1,999.5**
Production costs	2,198.7	2,006.4	1,726.2
Gross profit	**162.6**	**230.3**	**273.3**
Distribution expenses	67.2	58.7	43.3
Administrative expenses	67.5	60.0	44.6
Capacity costs	**134.7**	**118.7**	**87.9**
Profit before financial items	**27.9**	**111.6**	**185.4**
Income from investments in associates before tax	0.6	1.0	20.8
Financial income	9.7	4.9	7.0
Financial expenses	52.4	28.9	27.4
Net financials	**(42.1)**	**(23.0)**	**0.4**
Profit after financial items	**(14.2)**	**88.6**	**185.8**
Received on receivable from Vestas RRB India Ltd. written down	1.2	0.0	1.1
Write down of financial fixed assets	0.0	0.0	(1.3)
Profit from sale of shares in Gamesa	0.0	0.0	243.4
Profit before tax	**(13.0)**	**88.6**	**429.0**
Corporation tax	18.0	21.8	61.3
Profit before minority interest	**(31.0)**	**66.8**	**367.7**
Minority interest	(0.5)	(0.2)	(0.3)
Net profit for the year	**(31.5)**	**66.6**	**367.4**

**) The pro forma consolidated figures are unaudited.*

Address
Smed Sørensens Vej 5
DK-6950 Ringkøbing
Denmark

Phone
+45 96 75 25 75
e-mail/homepage
vestas@vestas.dk
www.vestas.com

Fax
Administration +45 97 30 24 36
Group Sales +45 97 30 26 55
Purchase dept. +45 97 30 28 00
Service +45 97 30 22 73

Bank
Nordea Bank Danmark A/S
2149 0651 117097

CVR-no. 10 40 37 82



Vestas Wind Systems A/S

Announcement regarding the Annual Report 2003

Ringkøbing, 17 March 2004
Stock Exchange announcement no. 09/2004

Pro forma balance sheets 2001-2003 for the combined Group* Assets

	2003	2002	2001
	mEUR	mEUR	mEUR
Completed R&D projects	78.9	46.3	29.2
Goodwill	20.7	13.7	18.4
Software	7.4	5.0	0.1
Development projects in progress	24.2	23.9	15.0
Intangible assets	**131.2**	**88.9**	**62.7**
Land and buildings	202.3	175.8	137.8
Plant and machinery	174.7	159.8	83.7
Other fixtures, fittings, tools and equipment	69.9	44.8	35.0
Property, plant and equipment in progress	21.7	23.9	25.4
Property, plant and equipment	**468.6**	**404.3**	**281.9**
Investments in associated companies	1.9	2.3	3.0
Other receivables	4.0	1.7	2.0
Other investments, deposits, etc.	3.0	3.0	2.8
Fixed asset investments	**8.9**	**7.0**	**7.8**
Fixed assets	**608.7**	**500.2**	**352.4**
Inventories	**447.3**	**403.8**	**313.5**
Trade receivables	475.6	494.1	280.5
Sales value of orders in progress	459.8	491.7	375.5
Receivables from associates	7.3	3.2	11.1
Other receivables	123.5	109.2	181.2
Corporation tax	17.4	20.0	6.5
Deferred tax asset	27.2	17.8	13.7
Prepayments	6.5	12.7	8.9
Receivables	**1,117.3**	**1,148.7**	**877.4**
Receivables	**4.8**	**5.1**	**3.3**
Cash at bank and in hand	**38.2**	**53.9**	**35.9**
Current assets	**1,607.6**	**1,611.5**	**1,230.1**
Total assets	**2,216.3**	**2,111.7**	**1,582.5**

Address
Smed Sørensens Vej 5
DK-6950 Ringkøbing
Denmark

Phone
+45 96 75 25 75
e-mail/homepage
vestas@vestas.dk
www.vestas.com

Fax
Administration +45 97 30 24 36
Group Sales +45 97 30 26 55
Purchase dept. +45 97 30 28 00
Service +45 97 30 22 73

Bank
Nordea Bank Danmark A/S
2149 0651 117097

CVR-no. 10 40 37 82



Vestas Wind Systems A/S

Pro forma balance sheets 2001-2003 for the combined Group*
Liabilities and equity

	2003	2002	2001
	mEUR	mEUR	mEUR
Share capital	50.0	50.1	47.4
Share premium account	218.9	239.2	167.5
Retained earnings	558.8	581.6	533.1
Proposed dividend for the year	0.0	10.6	21.2
Equity	**827.7**	**881.5**	**769.2**
Minority interests	**2.0**	**1.5**	**1.5**
Provision for deferred tax	53.2	50.1	36.0
Warranty provisions	156.4	150.4	114.3
Other provision	16.8	2.0	11.5
Pension obligations	1.2	0.0	0.0
Provisions	**227.6**	**202.5**	**161.8**
Mortgage debt	99.2	105.8	100.9
Credit institutions	141.9	74.5	14.3
Long-term debt	**241.1**	**180.3**	**115.2**
Short-term share of long-term debt	25.6	27.0	12.0
Prepayments from customers	107.6	48.8	29.8
Bank loans	191.0	245.1	78.9
Trade payables	401.5	348.0	266.3
Corporation tax	9.8	12.6	11.4
Other payables	182.4	164.4	136.4
Short-term debt	**917.9**	**845.9**	**534.8**
Debt	**1,159.0**	**1,026.2**	**650.0**
Liabilities and equity	**2,216.3**	**2,111.7**	**1,582.5**

*) *The pro forma consolidated figures are unaudited.*

Address
Smed Sørensens Vej 5
DK-6950 Ringkøbing
Denmark

Phone
+45 96 75 25 75
e-mail/homepage
vestas@vestas.dk
www.vestas.com

Fax
Administration +45 97 30 24 36
Group Sales +45 97 30 26 55
Purchase dept. +45 97 30 28 00
Service +45 97 30 22 73

Bank
Nordea Bank Danmark A/S
2149 0651 117097

CVR-no. 10 40 37 82



The combined Group's sales in MW in 2001-2003

Sales in MW	2003			2002			2001		
	Vestas	NEGM	Total	Vestas	NEGM	Total	Vestas	NEGM	Total
Nordic countries	**59**	**24**	**83**	**294**	**168**	**462**	**82**	**76**	**158**
Sweden	34	12	46	31	2	33	27	23	50
Denmark	25	12	37	261	166	427	51	53	104
Finland	-	-	-	2	-	2	-	-	-
Norway	-	-	-	-	-	-	4	-	4
Other countries in Europe	**1,041**	**488**	**1,529**	**989**	**542**	**1,531**	**798**	**590**	**1,388**
Germany	613	218	831	582	270	582	525	298	823
Spain	-	201	201	-	178	178	-	239	239
The Netherlands	114	30	144	124	28	152	20	20	40
United Kingdom	94	19	113	44	3	47	46	2	48
Austria	88	8	96	24	-	24	11	-	11
Italy	51	-	51	146	-	146	150	11	161
Portugal	27	5	32	7	5	12	14	-	14
Ireland	25	-	25	13	-	13	4	-	4
Belgium	12	2	14	4	-	4	1	-	1
France	5	4	9	11	3	14	1	-	1
Greece	8	-	8	3	55	58	1	20	21
Slovakia	3	-	3	-	-	-	-	-	-
Poland	-	1	1	30	-	30	23	-	23
Rumania	1	-	1	-	-	-	-	-	-
Latvia	-	-	-	1	-	1	-	-	-
Switzerland	-	-	-	-	-	-	2	-	2
Rest of the world	**712**	**343**	**1,055**	**357**	**323**	**680**	**765**	**209**	**974**
USA	347	146	493	172	119	291	634	124	758
India	37	134	171	18	74	92	15	22	37
Japan	92	5	97	12	30	42	44	43	87
China	27	32	59	10	8	18	-	20	20
Egypt	54	-	54	-	-	-	-	-	-
Canada	46	-	46	92	-	92	48	-	48
Australia	45	-	45	32	87	119	1	-	1
Iran	39	-	39	15	-	15	-	-	-
Jamaica	-	21	21	-	-	-	-	-	-
New Zealand	20	-	20	-	-	-	-	-	-
South Korea	5	3	8	-	4	4	1	-	1
Argentina	-	2	2	-	1	1	-	-	-
Taiwan	-	-	-	4	-	4	-	-	-
South Africa	-	-	-	2	-	2	-	-	-
Costa Rica	-	-	-	-	-	-	20	-	20
Chile	-	-	-	-	-	-	2	-	2
Total	**1,812**	**855**	**2,667**	**1,640**	**1,033**	**2,673**	**1,645**	**875**	**2,520**
Total world market*	8,000	8,000	8,000	7,227	7,227	7,227	6,824	6,824	6,824
World market share	**22.6%**	**10.7%**	**33.3%**	**22.7%**	**14.3%**	**37.0%**	**24.1%**	**12.8%**	**36.9%**

**) Source: BTM Consult ApS, World Market Update 2002, March 2003 and Vestas' estimate for 2003.*

Address
Smed Sørensens Vej 5
DK-6950 Ringkøbing
Denmark

Phone
+45 96 75 25 75
e-mail/homepage
vestas@vestas.dk
www.vestas.com

Fax
Administration +45 97 30 24 36
Group Sales +45 97 30 26 55
Purchase dept. +45 97 30 28 00
Service +45 97 30 22 73

Bank
Nordea Bank Danmark A/S
2149 0651 117097

CVR-no. 10 40 37 82



Copenhagen Stock Exchange
Nikolaj Plads 6
1067 Copenhagen K

Randers, 30 March 2005
Stock exchange announcement No. 08/2005

Announcement regarding the Annual Report 2004

Results for 2004

Today, the Board of Directors of Vestas Wind Systems A/S has approved the Vestas Group's Annual Report for 2004 and recommended it for adoption at the General Meeting on 25 April 2005. The accounts show the following:

(mEUR)	2004	2003	2002
Net turnover	2,561	1,653	1,395
Result before financial income and expenses (EBIT)	(9)	74	74
Result after financial income and expenses	(50)	53	60
Result on ordinary activities before tax	(50)	54	60
Net result for the year	(39)	36	45
Equity	1,251	613	596
Balance sheet total	2,924	1,390	1,269

2004 became a year with big changes and exciting challenges for Vestas.

The installed wind power capacity worldwide amounted to approximately 8,000 MW, which is a minor decrease in relation to 2003. The total sales of Vestas Technology from Vestas Group companies and Vestas' associated companies amounted to 2,784 MW, an increase of approximately 4 per cent in relation to 2003. Vestas obtained a global market share of approximately 35 per cent, a rise of approximately 2 percentage points on 2003.

Compared to 2003, the Group's income statement for 2004 and balance sheet at 31 December 2004 are significantly affected by the combination of Vestas and NEG Micon. As described below, the combination has created a stronger well positioned company, however, it has also resulted in one-off costs and general disturbances to the operations, which is a natural effect of a combination of two global groups.

At the beginning of the year and at the time of the approaching combination, a lot of external sources were questioning whether the combined company would be able to keep focus on the order intake and consequently the turnover, which seen in relation to a stagnating world market already was considered ambitious.

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S 2149 0651 117097
Company reg. no.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S



It is therefore very satisfactory that the Group in the year of the combination has succeeded in achieving the expected turnover and even increasing the market share by two percentage points. The turnover of the Group in 2004 amounted to mEUR 2,561, of which approximately 66 per cent, equivalent to mEUR 1,687 was realised during the second half of 2004. 34 per cent of the Group's turnover was generated outside Europe. The net result for the year is mEUR -39 and is affected by one-off costs amounting to mEUR 153. The result for the year is not satisfactory.

The Group accounts for 2004 include NEG Micon A/S for 10 months as the combination came into effect as from 1 March 2004. The realised full-year turnover is mEUR 2,633.

With a view to making possible a comparison with the Group's expectations, which have been expressed on the basis of full-year operation of the combined group, the table below presents an unaudited pro forma summary of the income statement and balance sheet for the combined group for full-year 2004. The stated balance sheet figures are from the Group's balance sheet at 31 December 2004.

(mEUR)	2004 (unaudited)	2003 (unaudited)
Pro forma income statement:		
Net turnover	2,633	2,361
Gross profit	270	163
EBITA before one-off costs	146	28
One-off costs	153	0
Result before financial items (EBIT)	-25	28
Balance sheet at 31 December:		
Balance sheet total	2,924	2,216
Equity	1,251	828
Provisions	214	228
Pro forma ratios:		
Net profit ratio (EBITA) (%) [1)]	5.6	1.2
Net profit ratio (EBIT) (%) [2)]	(0.3)	1.2

1) EBITA margin including expense synergies, but before one-off, integration and restructuring expenses as well as amortisation of goodwill in connection with the combination with NEG Micon.
2) EBIT margin before amortisation of goodwill in connection with the combination with NEG Micon.

Due to the combination and the costs in connection with this, the Group decided already at the time of the financial reporting for 2003 to measure the expectations for 2004 not only on EBIT but also on EBITA before one-off costs.

At the beginning of the year, Vestas' financial forecasts for 2004 pointed to a turnover for the year of approximately bnEUR 2.7-2.8 with an EBITA margin[1)] of approximately 7 per cent. Net working capital was expected to amount to around 30-35 per cent of the net turnover for the year. As stated in Vestas' Offering Circular of 12 May 2004, it was expected that the American Production Tax Credit (PTC) would be extended in the summer of 2004, and the Group's expectations for 2004 included deliveries of around 150 MW, which were termed "PTC-dependent". However, the expected extension of the PTC-scheme in summer 2004

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S 2149 0651 117097
Company reg. no.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S



failed to materialise. As a result, in August 2004 Vestas reduced its turnover forecast to around bnEUR 2.6 and its EBITA[1)] expectations to 6 per cent, cf. Stock exchange announcement No. 32/2004 of 9 August 2004.

The Group realised the targeted EBITA margin[1)] in spite of the challenges from the combination and the consequent disturbances to the operation, the seasonal distribution of turnover and the consequent demand to planning.

One-off costs amount to approximately mEUR 153, of which mEUR 38 are related to the Horns Reef project and mEUR 115 are related to integration and restructuring costs in relation to the combination.

The Horns Reef project has now been completed, however, negotiations between the parties of the project are still pending.

Integration and restructuring costs comprise as follows:

- Costs in connection with resignation of staff, closing of offices and termination of agency agreements etc. at a total amount of mEUR 31.
- Costs in relation to restructuring of the legal company structure and adaptation of internal working procedures and systems at a total amount of mEUR 60.
- Re-classification of lower margins than expected on sales contracts made in NEG Micon before the combination. This amounts to mEUR 24.

The statement of integration and restructuring costs is a total of directly registered costs and an assessment of defrayed internal costs.

Goodwill at the time of the combination with NEG Micon A/S is at 31 December 2004 assessed to mEUR 286 compared to previously expected and announced in the order of mEUR 200-230. The increased goodwill comprises a re-evaluation of assets and commitments at the time of the combination among others based on the changed market strategies, the product programme etc.

Net capital expenditure in 2004 in tangible fixed assets amounted to mEUR 80, which is below the expected level. This is largely due to postponements until 2005.

In general the intention of the Board of Directors is to recommend a dividend of 25-35 per cent of the net result for the year. However, distribution of dividends will always be decided with due consideration for the Group's plans for growth and liquidity requirements. With reference to the capital increase implemented in 2004, the Board of Directors recommends to the General Meeting that no dividend be paid for the financial year 2004.

Expectations for the future

Vestas has long-term expectations for the continued expansion of wind power and forecasts average annual growth rates in excess of 25 per cent measured in installed MW.

The market for wind power is still politically sensitive. This means that there is still a risk that fluctuations may arise, especially as sales to markets with less stable political climates are to



be envisaged in the future. In 2005, Vestas expects the global market to grow by more than 20%.

The extension of the PTC-scheme and the positive development in a number of European and Asian markets have resulted in a satisfactory order backlog at the beginning of 2005. The total backlog of firm and unconditional orders corresponds to approximately 5 months of average production.

The expectations for 2005 are based on firm and unconditional orders, including deliveries for the American projects announced in February and March, a number of conditional orders and planned projects.

The expectations for 2005 are unchanged compared to announcement No. 07/2005 of 21 March 2005 to the Copenhagen Stock Exchange. In 2005, Vestas expects to generate a turnover of bnEUR 3.0-3.2. The EBIT margin for 2005 is expected to total approximately 4 per cent. However, it must be noted that a continuing volatility in markets, exchange rates and finance opportunities may affect turnover and profits.

Investments in 2005 in tangible fixed assets are expected to total mEUR 160-170. Net working capital at the end of the year is expected to amount to 30-35 per cent of the net turnover for the year.

The management expects that the Group's existing credit and guarantee facilities are sufficient to secure the Group's operation in 2005. As part of the Group's financing strategy, it is still under consideration whether the Group's credit lines during 2005 should be extended also to comprise additional long-term financing concepts.

The business activities of the Vestas Group are subject to a number of risks, which means that a degree of uncertainty is linked to all forecasts. More detailed information concerning the risks is included in Vestas' Annual Report 2004.

The results of the Vestas Group are subject to seasonal fluctuations, which are generally attributable to the nature of the projects. Historically, turnover tends to be higher in the second half of the financial year. The management thus expects 30-35 per cent of the turnover forecast for 2005 to be generated in the first six months.

For this reason, and on account of the desire to make optimal use of available production capacity, production is expected to balance out over the year as a whole. As a result, the balance sheet totals at 30 June 2005 are likely to show high inventories.

The above-mentioned prognosis for 2005 is based on the Group's current accounting policies. Vestas expects to inform about the effect of new accounting policies (IFRS) in connection with the publication of the half-year results 2005.

General information

The financial highlights, the income statement and balance sheet are included in the pages attached. More detailed information concerning the company's annual accounts for 2004 and the expectations for 2005 is included in Vestas' Annual Report 2004,

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S 2149 0651 117097
Company reg. no.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S



which will be sent separately to the Copenhagen Stock Exchange A/S immediately following this announcement.

In connection with the publication of the Annual Report, Vestas will host a presentation meeting (incl. telephone conference and webcast) for investors, analysts and the press in Copenhagen on Wednesday, 30 March 2005 at 3.00 p.m. (CET). The conference will be held in English and it will be possible to attend via Vestas' website www.vestas.com or Copenhagen Stock Exchange A/S' website www.cse.dk.

Interested parties from Denmark, who wish to ask questions during the conference, may call tel. +45 7026 5040, interested parties from the rest of Europe may call tel. +44 20 7769 6432, and interested parties from the US may call tel. +1 877 204 0753. Instant replay will be available via Vestas' website www.vestas.com or Copenhagen Stock Exchange A/S' website www.cse.dk.

This stock exchange announcement has been translated from the Danish language version. In the event of any discrepancies, the Danish language version shall apply.

Any questions may be addressed to the Executive Management at Vestas Wind Systems A/S, telephone +45 9730 0000.

Yours sincerely
Vestas Wind Systems A/S

Bent Carlsen	Svend Sigaard
Chairman of the Board of Directors	President and CEO



Vestas Wind Systems A/S

**Extract from Annual report
for the period
1 January 2004 – 31 December 2004**

Contents Page



Financial highlights for the Group

Over a five-year period, the development of the Group can be described through the following financial highlights:

	2004	2003	2002	2001	2000
Key figures in mEUR					
Income statement:					
Net turnover	2,561	1,653	1,395	1,282	869
Gross profit	121	150	142	192	136
Result before financial income and expenses, depreciation and amortisation (EBITDA)	119	142	124	179	122
Result before financial income and expenses (EBIT)	(9)	74	74	143	100
Result after financial income and expenses	(50)	53	60	149	120
Result on ordinary activities before tax	(50)	54	60	392	123
Net result for the year	(39)	36	45	340	81
Balance sheet:					
Balance sheet total	2,924	1,390	1,269	1,009	642
Equity	1,251	613	596	567	243
Provisions	214	166	130	97	59
Interest-bearing liabilities	582	248	265	123	140
NetWorkingCapital	853	603	627	519	215
Cash flows:					
Cash flows from operating activities	(30)	153	(126)	(14)	14
Cash flows from investing activities	(529)	(119)	3	37	(92)
Change for the year in cash and cash equivalents and in short-term bank loans	287	15	(106)	20	(50)
Employees:					
Average number of employees	9,449	6,394	5,974	4,582	3,282
Hereof in Denmark	5,336	4,138	4,635	3,812	2,772
Financial ratios:					
Gross margin (%)	4.7	9.1	10.2	15.0	15.7
EBITDA (%)	4.6	8.6	8.9	13.9	14.0
Net profit ratio (EBIT) (%)	(0.4)	4.5	5.3	11.1	11.5
Return on investment 1 (%)	(0.4)	5.8	7.3	20.3	21.5
Return on investment 2 (ROCE) (%)	0.1	8.9	9.8	31.0	43.4
Solvency ratio (%)	42.8	44.1	47.0	56.1	37.8
Return on equity (%)	(4.2)	5,9	7.8	84.1	39.8
Gearing (%)	46.6	40.4	44.5	21.6	57.5
Share ratios:					
Profit per share	(0.3)	0.3	0.4	3.2	0.8
Growth in profit per share (%)	-	(21.3)	(86.7)	319.3	31.9
Net asset value per share	7.2	5.8	5.7	5.4	2.3
Price/net asset value	1.2	2.2	1.7	5.7	25.5
P/E-value	-	38.6	21.9	9.5	76.4
Cash flows from operations per share	(0.2)	1.5	(1.2)	(0.1)	0.1
Dividend per share	0	0	0.1	0.2	0.1
Payout ratio (%)	0	0	23.5	6.2	17.4
Market price at 31 December	8.8	13.1	9.4	30.9	59.2

The Group's accounts for 2004 include NEG Micon A/S for 10 months as the combination came into effect as from 1 March 2004. The comparative figures for 2000-2003 have not been adjusted in connection with the combination with NEG Micon A/S.



Income statement
1 January– 31 December

Parent company 2003 mEUR	Parent company 2004 mEUR		Group 2004 mEUR	Group 2003 mEUR
1,121.1	**38.9**	**Net turnover**	**2,561.2**	**1,652.5**
1,062.1	159.8	Production costs	2,440.7	1,502.1
59,0	**(120.9)**	**Gross profit**	**120.5**	**150.4**
9.0	4.7	Distribution expenses	42.1	27.8
28.3	33.5	Administration expenses	87.5	48.4
37.3	**38.2**	**Capacity costs**	**129.6**	**76.2**
21.7	**(159.1)**	**Result before financial income and expenses**	**(9.1)**	**74.2**
41.3	105.2	Income from investments in Group companies before tax	0.0	0.0
0.0	0.0	Income from investments in associates before tax	(0.1)	0.0
12.4	35.2	Financial income	10.4	2.7
21.5	32.8	Financial expenses	50.9	24.2
32.2	**107.6**	**Net financial items**	**(40.6)**	**(21.5)**
53.9	**(51.5)**	**Result after financial income and expenses**	**(49.7)**	**52.7**
0.0	0.0	Received on receivable from Vestas RRB India Ltd. written down	0.0	1.2
53.9	**(51.5)**	**Result before tax**	**(49.7)**	**53.9**
18.3	(12.3)	Corporation tax	(11.8)	18.3
35.6	**(39.2)**	**Result before minority interests**	**(37.9)**	**35.6**
0.0	0.0	Minority interests	(1.3)	0.0
35.6	**(39.2)**	**Net result for the year**	**(39.2)**	**35.6**
		Proposed distribution of profit		
(9.1)	80.1	Reserve for net revaluation under the equity method		
44.7	(119.3)	Retained earnings		
35.6	**(39.2)**	**Net result for the year**		

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S 2149 0651 117097
Company reg. no.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S



Balance sheet at 31 December
Assets

Parent company 2003 mEUR	Parent company 2004 mEUR		Group 2004 mEUR	Group 2003 mEUR
33.2	38.1	Completed development projects	54.6	34.3
0.0	18.4	Goodwill	308.4	10.7
0.0	0.0	Software	0.9	0.0
14.1	85.4	Development projects in progress	85.4	14.1
47.3	**141.9**	**Intangible assets**	**449.3**	**59.1**
115.4	125.0	Land and buildings	215.0	135.3
82.2	10.6	Plant and machinery	155.0	130.0
21.4	11.9	Others fixtures and fittings, tools and equipment	88.3	37.7
17.6	5.4	Property, plant and equipment in progress	10.6	18.2
236.6	**152.9**	**Property, plant and equipment**	**468.9**	**321.2**
162.5	1,159.2	Investments in Group companies	0.0	0.0
5.3	0.0	Receivables from Group companies	0.0	0.0
0.5	0.5	Investments in associates	2.8	0.5
0.0	0.0	Receivables from associates	0.6	0.0
0.0	0.0	Other receivables	4.5	1.3
2.8	2.4	Others investments, deposits, etc.	4.0	3.0
171.1	**1,162.1**	**Fixed asset investments**	**11.9**	**4.8**
455.0	**1,456.9**	**Fixed assets**	**930.1**	**385.1**
122.9	**1.0**	**Inventories**	**436.0**	**193.1**
6.0	2.3	Trade receivables	507.9	341.1
261.6	0.0	Sales value of orders in progress	585.3	337.5
276.3	406.7	Receivables from Group companies	0.0	0.0
0.1	0.0	Receivables from associates	0.0	7.3
60.1	70.8	Other receivables	157.5	80.6
4.1	1.0	Corporation tax	13.3	8.4
0.0	0.0	Deferred tax asset	75.1	14.9
1.6	14.1	Prepayment	25.6	1.8
609.8	**494.9**	**Receivables**	**1,364.7**	**791.6**
1.1	**108.3**	**Cash at bank and in hand**	**192.7**	**20.4**
733.8	**604.2**	**Current assets**	**1,993.4**	**1,005.1**
1,188.8	**2,061.1**	**Total assets**	**2,923.5**	**1,390.2**

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S 2149 0651 117097
Company reg. no.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S



Balance sheet 31 December
Liabilities and equity

Parent company 2003 mEUR	Parent company 2004 mEUR		Group 2004 mEUR	Group 2003 mEUR
14.1	23.5	Share capital	23.5	14.1
40.4	0.0	Share premium account	0.0	40.4
96.1	176.2	Reserve for net revaluation under the equity method	0.0	0.0
462.7	1,051.0	Retained earnings	1,227.2	558.8
0.0	0.0	Proposed dividend for the year	0.0	0.0
613.3	**1,250.7**	**Equity**	**1,250.7**	**613.3**
41.1	3.2	Provision for deferred tax	25.8	50.1
42.8	0.0	Warranty provisions	167.0	97.4
16.8	19.7	Other provisions	19.7	16.8
0.0	0.0	Pension obligations	1.2	1.2
100.7	**22.9**	**Provisions**	**213.7**	**165.5**
52.1	89.5	Mortgage debt	92.9	55.6
48.9	353.3	Credit institutions	379.5	50.0
101.0	**442.8**	**Long-term debt**	**472.4**	**105.6**
7.3	22.9	Short-term share of long-term debt	31.2	9.0
4.3	0.0	Prepayments from customers	226.4	48.8
127.9	0.0	Bank loans	78.7	133.3
123.4	18.1	Trade payables	403.6	212.4
79.2	283.0	Payables to Group companies	0.0	0.0
0.0	0.0	Corporation tax	17.4	5.2
31.7	20.7	Other payables	229.4	97.1
373.8	**344.7**	**Short-term debt**	**986.7**	**505.8**
474.8	**787.5**	**Debt**	**1,459.1**	**611.4**
1,188.8	**2.061.1**	**Liabilities and equity**	**2,923.5**	**1,390.2**

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S 2149 0651 117097
Company reg. no.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S





Copenhagen Stock Exchange A/S
Nikolaj Plads 6
DK-1067 Copenhagen K.

Randers, 18 August 2004
Stock exchange announcement No. 33/2004

Interim financial statement for the first half year 2004 (1 January – 30 June 2004)

The Board of Directors of Vestas Wind Systems A/S has today approved the unaudited interim financial statement for the Vestas Group for the period 1 January - 30 June 2004, which has been prepared in accordance with the accounting policies of the latest annual accounts. NEG Micon A/S is included in the interim financial statement with four months (1 March – 30 June 2004) as a consequence of the combination between Vestas Wind Systems A/S and NEG Micon A/S.

Turnover as expected and growth in MW deliveries of more than 25 per cent:

The Group's net turnover for the first half year of 2004 amounts to mEUR 874 against mEUR 659 in the first half year of 2003. The turnover for the first half year of 2004 amounts to 34 per cent of the expected turnover for 2004 which is in accordance with expectations. Vestas' deliveries in the first half year of 2004 totalled 974 MW compared to 766 MW in the same period of 2003 which is an increase of more than 25 per cent.

Loss before financial items and tax (EBIT) amounts to mEUR 39 against a profit of mEUR 9 in the first half year of 2003.

Pre-tax result is a loss of mEUR 54.

Expectations for turnover and result for the full year 2004:

As stated in stock exchange announcement No. 32/2004 of 9 August 2004 Vestas has reduced its expectations for turnover and result. This is due to a lower turnover as a result of the lacking adoption of the Production Tax Credit (PTC) scheme in the US.

Vestas now expects a turnover in the order of bnEUR 2.6 and an EBIT margin of approximately 6 per cent including the effect of expected cost synergies of mEUR 14, but before integration and restructuring costs and before goodwill amortisation arising from the combination with NEG Micon. The EBIT margin after integration and restructuring costs but before goodwill amortisation arising from the combination is expected to be approximately 4 per cent.

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S 2149 0651 117097
Company reg. no.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S



More detailed information concerning the company's financial figures for the first half year of 2004 and the expectations for the full accounting year is included in the interim financial statement attached hereto. This announcement and the enclosed interim financial statement are available in Danish and English. In case of doubt, the Danish version shall apply.

In connection with the publication of the interim financial statement, Vestas will host a presentation meeting (including telephone conference and webcast) for investors, analysts and the press on Wednesday, 18 August 2004 at 3 p.m. (CET). The presentation meeting will be held in English and it will be possible to attend the meeting via Vestas' website www.vestas.com as well as via the website of the Copenhagen Stock Exchange www.cse.dk. Interested parties from Denmark who wish to ask questions during the meeting may call tel. +45 7026 5040, interested parties from the rest of Europe may call tel. +44 20 7769 6432, and interested parties from the US may call tel. +1 877 203 9364.

Instant replay will be available via Vestas' website www.vestas.com and the website of the Copenhagen Stock Exchange www.cse.dk.

Any questions may be addressed to the Executive Management of Vestas Wind Systems A/S, tel. +45 9730 0000.

Yours faithfully,

Vestas Wind Systems A/S

Bent Carlsen	Svend Sigaard
Chairman of the Board of Directors	President and CEO

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S 2149 0651 117097
Company reg. no.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S



VESTAS WIND SYSTEMS A/S

Interim financial statement
for the period
1 January 2004 – 30 June 2004

Contents — **Page**

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S 2149 0651 117097
Company reg. no.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S



Key figures and financial ratios for the Group

The unaudited key figures (mEUR)* appear from the below statements:

Income statement	1 half year 2004	1 half year 2003	Full year 2003
Net turnover	874	659	1,653
Gross profit	21	52	150
Profit before financial income and expenses and depreciation and amortisation (EBITDA)	33	46	142
Profit before financial income and expenses (EBIT)	(39)	9	74
Net financial expenses etc.	(15)	(9)	(21)
Profit after financial income and expenses	(54)	0	53
Profit before tax	(54)	1	54
Profit after tax	(38)	1	36

Balance sheet	30 June 2004	30 June 2003	31 Dec. 2003
Intangible fixed assets	369	48	59
Tangible fixed assets	479	300	321
Financial fixed assets	14	5	5
Inventories	743	285	193
Receivables	1,121	743	792
Cash at bank and in hand	80	29	20
Total assets	**2,806**	**1,410**	**1,390**
Shareholders' equity	1,250	580	613
Minority interest	2	-	-
Provisions	218	127	166
Long-term liabilities	424	112	105
Current liabilities	912	591	506
Total liabilities and shareholders' equity	**2,806**	**1,410**	**1,390**
Interest-bearing liabilities	623	459	248

Cash flow statement	1 half year 2004	1 half year 2003	Full year 2003
Cash flow from operating activities	(233)	(103)	153
Cash flow from investments	(543)	(60)	(119)

* The income statements have been converted at the average exchange rate of the periods whereas the balance sheet items have been converted at the closing rate of the periods.

Note: NEG Micon A/S is included in Vestas' interim financial statement for the first half year 2004 with four months (1 March – 30 June 2004) and is not included in the 2003 figures.

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S 2149 0651 117097
Company reg. no.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S



Key figures and financial ratios for the Group, continued

Financial ratios	1 half year 2004	1 half year 2003	Full year 2003
Gross margin (%)	2.4	7.8	9.1
Net profit ratio (EBITDA) (%)	3.8	6.9	8.6
Net profit ratio (EBIT margin) (%)	(4.5)	1.4	4.5
Return on investment 1 (%)	-	0.7	5.8
Return on investment 2 (ROCE) (%)	-	1.1	8.9
Solvency ratio (%)	44.5	41.1	44.1
Return on equity (%)	-	0.1	5.9
Gearing (%)	49.8	79.0	40.4
Share ratios			
Profit per share	(0.3)	0.0	0.3
Growth in profit per share (%)	-	-	(21.3)
Shareholders' equity value per share	7.1	5.5	5.8
Price/shareholders' equity value	1.7	1.8	2.2
P/E value	-	-	38.6
Cash flows from operations per share	(1.8)	(1.0)	1.5
Dividend per share	-	-	-
Payout ratio (%)	-	-	-
Market price (€)	12.1	10.0	13.1
Average number of shares	126,454,682	105,003,966	105,003,966
Number of shares at period end	174,911,173	105,003,966	105,003,966

Other information	1 half year 2004	1 half year 2003	Full year 2003
Depreciation and amortisation	66	37	68
Group goodwill	233	11	11
Net Working Capital (NWC)	1,079	748	603

Note: NEG Micon A/S is included in Vestas' interim financial statement for first half year 2004 with four months (1 March – 30 June 2004) and is not included in the 2003 figures.



Comments on the development during the half year

Half-year result:

The Group's net turnover for the first half year of 2004 amounts to mEUR 874 compared to mEUR 659 in first half year of 2003. The increase can primarily be ascribed to the fact that the turnover in NEG Micon is included in Vestas' figures for the first half year of 2004 with four months (1 March – 30 June 2004), and in addition to this the Group has experienced progress in new growth markets.

The gross margin in the first half year of 2004 amounts to 2.4 per cent compared to 7.8 per cent in the first half year of 2003. The substantial decrease is partly due to a more uneven distribution of turnover between first half year and second half year compared to 2003, partly due to the fact that a considerable part of the restructuring costs in connection with the combination of Vestas and NEG Micon has been charged to the profit and loss account in the first half year of 2004. In addition to this the Group has on a number of projects had higher expenses than expected. The expected synergies of approximately mEUR 14 in 2004 in connection with the combination will not have effect until the second half year of 2004.

The result before financial items (EBIT) amounts to a loss of mEUR 39 against a profit of mEUR 9 in the first half year of 2003. The decline is due to the above mentioned circumstances.

The result before tax is a loss of mEUR 54 against a profit of mEUR 1 in the first half year of 2003.

In the opinion of the Management, an improvement of the margins can be expected during second half year of 2004. Consequently, the EBIT margin for the full year will be approximately 4 per cent before goodwill amortisation in connection with the combination of Vestas and NEG Micon.

Capital expenditures:

Investments in tangible fixed assets amount to approximately mEUR 60 in the first half year of 2004.

The conversion from kW to MW-turbines in the Group's manufacturing facilities has continued in 2004. Furthermore, a number of initiatives have been introduced in connection with the launch of the V90 turbines. At the blade factory in Lauchhammer, the conversion from V80 to V90 blades is completed.

On the basis of the level of activity and the synergies in connection with the combination with NEG Micon, the investments in tangible fixed assets in 2004 are now expected to total mEUR 100-110 compared to the previously expected mEUR 140-150.



Comments on the development during the half year, continued

Balance sheet total:

The balance sheet as at 30 June 2004 reflects the fact that NEG Micon is now part of Vestas' financial statement and therefore a number of balance sheet items show a significant increase compared to the beginning of the year. Furthermore, based on the usual production levelling that takes places during the year, the balance sheet as at 30 June 2004 is influenced by high inventories and substantial work in progress included in receivables.

Consequently, the total assets have increased by mEUR 1,416 since the beginning of the year. Hereof, mEUR 550 can be ascribed to inventories, mEUR 329 to receivables primarily due to the increased work in progress, and mEUR 158 to tangible fixed assets. Furthermore, intangible fixed assets have increased by mEUR 310 primarily due to net capitalisation of goodwill related to the combination with NEG Micon, which amounts to mEUR 217.

As a consequence of the above, the interest-bearing liabilities have increased to mEUR 623 as at 30 June 2004 compared to mEUR 248 at the beginning of the year.

High inventories and work in progress due to seasonal fluctuations influence net working capital, which amounts to mEUR 1,079 as at 30 June 2004.

Development in shareholders' equity:

Shareholders' equity	30 June 2004	30 June 2003	31 Dec. 2003
Opening balance	**613**	**596**	**596**
Net profit after tax for the period	(38)	1	36
Exchange rate adjustments for the period	2	(3)	(5)
Capital increases	675	0	0
Net derivative financial instruments	(2)	(3)	(3)
Dividends to shareholders	0	(11)	(11)
Closing balance	**1,250**	**580**	**613**

Employees:

By the end of June 2004, the Vestas Group had a total of 9,510 employees. By way of comparison, Vestas and NEG Micon had a total of 9,249 employees as at 31 December 2003.

Market situation:

The deliveries in MW for the first half year of 2004 appear from the below statement classified by markets (the figures for 2003 are aggregate pro forma figures for Vestas and NEG Micon):



Comments on the development during the half year, continued

Deliveries in MW	1 half year 2004	1 half year 2003	Full year 2003
Germany and Austria	249	275	927
Australia and New Zealand	119	14	65
India	107	36	171
Great Britain and Ireland	106	7	138
The Netherlands and Belgium	87	92	158
Japan	70	67	97
Italy	67	0	51
USA and Canada	48	164	539
Spain and Portugal	41	43	233
China	20	7	59
Scandinavia	16	18	83
France	11	0	9
Korea	6	2	8
Others	27	41	129
Total	**974**	**766**	**2,667**

The deliveries have increased especially for Australia, India, Great Britain, and Italy, whereas the deliveries for the US have decreased considerably. In total, Vestas and its associated company have delivered 974 MW which is an increase of more than 25 per cent compared to the first half year of 2003. Vestas estimates that the market share of the Group has increased in the first half year of 2004.

Germany continues to be the largest market for wind energy and Vestas is still well positioned in this market. During the first half year of 2004 Vestas delivered 249 MW. The V80-2.0 MW turbine continues to be a success in Germany and with the introduction of the V90 turbines Vestas' position is expected to be further strengthened. One of the orders which Vestas received in Germany was from WKN Windkraft Nord AG for 31 V90-2.0 MW turbines, cf. stock exchange announcement No. 22/2004 of 30 April 2004, which underlines the competitiveness of Vestas' new 2 MW turbine programme for mean and low-wind sites. Vestas expects the German market to continue as a strong market in the future among other things due to the fact that the bill for a revision of the EEG has now been passed and is based on a continuation of the settlement principles known at present.

In Australia and New Zealand there is a high level of activity which is especially due to the projects which Vestas is in the process of delivering, including the two projects for Meridian Energy consisting of a total of 105 wind turbines of the types NM72-1.65 MW and NM82-1.65 MW. In March, Vestas also received an order for 26 V80-2.0 MW wind turbines for the Canunda Wind Farm project, cf. stock exchange announcement No. 10/2004 of 17 March 2004. In July 2004, Vestas decided to establish a blade factory in Portland in the Victoria region, as Vestas had received sufficient commitment from Pacific Hydro Limited regarding the Portland Wind Energy Project, which consists of a total of 120 MW-sized wind turbines, cf. stock exchange announcement No. 28/2004 of 7 July 2004. In the short term, the



Comments on the development during the half year, continued

expectations for the Australian market are positive, but there is still some uncertainty in the long term as the target for renewable energy in the Mandatory Renewable Energy Target (MRET) has not been increased. However, Vestas estimates that the MRET will be prolonged and increased in the immediate future. Vestas' aggregate deliveries for Australia and New Zealand amounted to 119 MW in the first half year of 2004.

In the British Isles, the market has developed positively as expected, and Vestas delivered 106 MW during the first half year of 2004. Also during the first half year of 2004, Vestas has finalised the North Hoyle offshore project and delivered and installed the turbines at the Scroby Sands project which is also an offshore project. In July, Vestas also received an order for the Barrow offshore project, which consists of 30 V90-3.0 MW wind turbines, cf. stock exchange announcement No. 29/2004 of 23 July 2004. Vestas has thereby obtained a very attractive market position in the offshore segment.

The market situation in the Netherlands and Belgium continues to be positive, and in the first half year of 2004 Vestas delivered a total of 87 MW for these markets. The expectations for these markets are positive onshore as well as offshore.

The level of activity in India continues to be high, and in the first half year of 2004 Vestas delivered 107 MW. The Indian market has so far been characterised by kW turbines, but the interest in MW turbines is increasing. Vestas has a strong position in both segments and has already delivered the first MW turbines in India. On this background Vestas expects a continued high growth in the Indian market.

The other markets in Asia have lived up to Vestas' expectations, and Vestas delivered 100 MW in the first half year of 2004. In Korea, Vestas is in the process of delivering the first stage of a project of 48 MW. The activity is increasing in China where Vestas expects growth in 2004, and the prospects are also positive in the long term. The Japanese market is expected to continue as a stable market in 2004.

The new legislation for renewable energy in Italy has lead to increased activity on the market. The development tends towards areas with lower wind speeds where Vestas' product programme is very competitive. In May, Vestas received two orders for a total of 35 V80-2.0 MW wind turbines for installation in 2004 and 2005, cf. stock exchange announcement No. 24/2004 of 19 May 2004. Vestas continues to be the market leader and delivered 67 MW in the first half year of 2004. Vestas expects the positive development in the Italian market to continue.

The American market continues to be characterised by the non-extension of the Production Tax Credit (PTC) that expired at the end of 2003. One of the orders received in the US is for 33 NM82/1.65 MW wind turbines for delivery at the end of 2004, cf. stock exchange announcement No. 32/2004 of 9 August 2004. It is still possible that the PTC will be extended in September, but it is most likely that the extension shall not take place until 2005. This means that the American market in 2004 will be considerably reduced compared with 2003. In spite of the delayed PTC there is a high level of activity among the customers in the market, and projects for 2005 and 2006 are still under development for start-up as soon as

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S 2149 0651 117097
Company reg. no.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S



Comments on the development during the half year, continued

the PTC is extended.

In Canada, the prospects are positive. Vestas delivered 45 MW in the first half year of 2004 and expects to maintain its position in the growing Canadian market. In December 2003, Vestas received an order for 38 V80-1.8 MW wind turbines, cf. stock exchange announcement No. 25/2003 of 12 December 2003, and especially the V80 turbine is very competitive in Canada. This has recently been emphasized by an order to Vestas for 30 V80-1.8 MW wind turbines for installation at Miller Mountain, cf. stock exchange announcement No. 31/2004 of 6 August 2004.

In Spain and Portugal, the prospects are positive. Currently the Spanish government is discussing an increase in the share of renewable energy. This may result in a considerable growth within wind power in the coming years. In the first half year of 2004 Vestas delivered a total of 41 MW in Spain and Portugal, and the order backlog is satisfactory. Therefore, the expectations are very positive. One of the orders which Vestas received in Portugal was for 26 V90-3.0 MW for Enersis for delivery in 2004 and 2005, cf. stock exchange announcement No. 27/2004 of 1 July 2004. The order confirms Vestas' expectations for the V90 turbine also in Portugal.

In Scandinavia, Vestas has been focused on the Horns Reef offshore project. In July 2004, it was decided to bring all 80 V80-2.0 MW nacelles onshore in order to replace the transformers and the generators, etc. The work is expected to be finalised in the fourth quarter of 2004. The lessons learned from Horns Reef are expensive, but on this basis Vestas expects to be in a strong position within the future competition in this segment.

The Danish government has decided that two new offshore wind farms - each of 200 MW – shall be installed, and at the same time a new programme for repowering of 350 MW has been started up onshore. On the basis hereof, increased activity is expected in Denmark in 2005.

In Sweden, the activity has been rather modest during the first half year of 2004. However, clarification regarding the Swedish government's bill concerning renewable energy has brought about increased interest in green energy, and Vestas expects a higher level of activity in this market in the future.

The Polish market has been limited due to the uncertainty regarding the trade with green certificates. The Polish government has now decided that the utilities have to pay penalties if they do not fulfil the requirements regarding renewable energy. This has accelerated the development of a number of large projects which are now awaiting funding. On this background Vestas expects an increasing activity in Poland in the coming years.

Vestas' order situation on the French market is satisfactory and in the first half year of 2004 Vestas delivered 11 MW. There is a potential for wind energy in France and the outlook in the long term is positive. The market is, however, still characterised by a slow permitting process with the authorities.

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S 2149 0651 117097
Company reg. no.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S



Comments on the development during the half year, continued

The Greek market is showing positive signs, but the procedures regarding permitting applications and project financing are still problematic. In June, Vestas secured an order for delivery of 29 V80-2.0 MW wind turbines for the first major project with MW turbines in Greece with MW turbines, cf. stock exchange announcement No. 27/2004 of 1 July 2004.

In summary, the order intake has resulted in an order backlog at the end of first half year 2004 which is below the expected level. This is among other things due to the postponement of the adoption of the PTC scheme in the US. The total backlog of firm and unconditional orders is at a level equivalent to approximately 4 months' average production in Vestas, which is a decrease compared to first half year 2003.

Production and product development:

With the introduction of the V90 turbines, a number of new initiatives have been introduced in the production during the first half year of 2004. The conversion from V80 blades to V90 blades at the blade factory in Lauchhammer, Germany is completed. Furthermore, serial production of the V80-2.0 MW turbine and the V90-2.0 MW turbine has started at the assembly factory in Viborg. At the same time serial production of the V90-3.0 MW turbine is initiated at the assembly factory in Ringkøbing.

In Australia, Vestas has decided to establish a blade factory. The blade factory will be placed in Portland in the Victoria region, cf. stock exchange announcement No. 28/2004 of 7 July 2004. The blade factory is expected to be put into operation in the summer of 2005 and will have an annual capacity of approximately 100 blade sets for MW turbines.

The establishment of production facilities in North America is still under consideration. A decision in this respect is expected to be taken before the end of 2004. Furthermore establishment of production facilities in China is also under consideration.

As mentioned in Vestas' Offering Circular of 12 May 2004 a decision has been taken as regards Vestas' future product programme. The programme will include the wind turbine types V52, V80, NM82, V90 and NM110. Based on this product programme, a further development of the two largest turbines in the programme will be initiated. The V90-3.0 MW turbine will be further developed into a V100-3.0 MW turbine and the NM110-4.2 MW will be further developed into a V120-4.5 MW turbine. The V100-3.0 MW turbine is expected to be ready for delivery at the end of 2005 whereas the V120-4.5 MW turbine is expected to be ready for delivery in 2006. In future the NM82 will be marketed under the product name V82.

This means that as from 2006 Vestas will have a MW product programme covering generator sizes from 1.65 to 4.5 MW combined with rotor sizes from 80 to 120 metres in diameter. This product programme will make a significant contribution to a continuously declining price per kWh for electricity produced by wind power.

Furthermore, a lot of choices have been made as regards future technology. In relation to blades it has been decided to focus on further development of NEG Micon's wood/carbon-fibre/epoxy concept using Vestas' geometric profiles. This combination has a significant

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S 2149 0651 117097
Company reg. no.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S



Comments on the development during the half year, continued

potential for design and production of cost effective blades for the present product programme as well as for longer blades for future turbines.

As regards control systems, remote control and monitoring systems, it has been decided that the future systems and design will consist of a combined concept of Vestas' and NEG Micon's previous systems, respectively.

As the turbines become larger, prices for towers and foundations also increase. Therefore it has been decided that the tower design will be optimised based on the latest developments already implemented in the towers for the V90-3.0 MW turbine. An important element in this new development is the patented magnet system which apart from holding the inner parts of the tower in place also makes it possible to reduce the weight of the towers as it is no longer necessary to weld directly on the tower shells. By this the loads on the foundations are reduced and consequently also the steel costs.

Concurrently with the intensified development programme for turbine development as well as for wind power system development, the extensive activities regarding quality assurance and verification of new products are even further strengthened with a view to reducing future warranty costs.

Environmental and occupational health and safety conditions:

Vestas considers it natural to show concern for environment and occupational health and safety conditions, and documents its initiatives in these areas in connection with the annual environmental statement. Vestas conforms to the environmental legislation as regards application for and obtaining of environmental approvals. Vestas has no disputes with the environmental/occupational health and safety authorities with regard to guidelines or prohibitions.

The implementation of environmental and occupational health and safety management systems in the whole Vestas Group continues. At the same time the dissemination of Vestas' data collection system continues which means that Vestas' environmental statement covers a constantly larger part of the Group.

Status of the combination of Vestas and NEG Micon:

The process of combining Vestas and NEG Micon was initiated in March 2004 and in general the combination follows the plans and targets set by the management.

Three very important areas have already been completed i.e. the capital increase to strengthen Vestas' financial resources, getting the new organisation in place and determination of the future product programme. The future product programme for the Group is described in further details in the above section entitled: Production and product development.

During May/June 2004, Vestas completed a capital increase resulting in net proceeds of



Comments on the development during the half year, continued

mEUR 282 (mDKK 2,100). The increase was carried out as a pre-emption issue for existing shareholders and on 11 June 2004 Vestas could announce that the emission was fully subscribed, cf. stock exchange announcement No. 25/2004.

The new organisation in Vestas is also in place and all managers and key employees have been nominated. Vestas' head office was officially moved from Ringkøbing to Randers at the end of April.

A number of decisions have been taken both as regards technology and as regards activities concerning project development. The technological choices are further described in the above section entitled: Production and product development. Furthermore, it has been decided that project development will not be part of Vestas' business area in the future. Vestas will, however, still be able to assist the customers within relevant phases of the project development process.

In general, Vestas still expects to gain cost synergies of at least mEUR 67 (mDKK 500) per year and the synergies will be gained successively between 2004 and 2006. Cost synergies of at least mEUR 14 (mDKK 100) are already expected in 2004. The task of identifying the synergies is progressing satisfactorily and a number of initiatives have already been implemented.

The expected synergies within sales and service, technology and other fixed costs are primarily related to reduction of the number of employees. The staff reductions have been completed. In total approximately 475 employees were dismissed distributed between approximately 325 white collar workers and almost 150 blue collar workers. The reductions have primarily taken place in Denmark and Germany and are distributed on all areas within product development, sales, production as well as administrative functions. The affected employees will resign successively during the period from May to September 2004.

The expected synergies within purchase and production also relate to staff reductions, but the most significant part relates to improved purchasing procedures. Based on the larger volume, important sub-supplier agreements have been renegotiated resulting in a number of improvements in the agreements for Vestas. It is positive that Vestas' sub-suppliers have constructively contributed to a continuous improvement of the competitiveness of Vestas' technology, which gives long-term perspectives for all parties.

Expectations for the Vestas Group for the full year 2004

As mentioned in Vestas' Offering Circular of 12 May 2004 the American PTC scheme was expected to be extended during the summer of 2004 and the Group's expectations for 2004 included deliveries of a little more than 150 MW which could be described as PTC reliant.

The situation is now that the PTC is not expected extended till September at the earliest, but the extension will most likely not be approved until 2005.

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S 2149 0651 117097
Company reg. no.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S



Expectations for the Vestas Group for the full year 2004, continued

On this basis, Vestas has reduced the expectations for 2004, cf. stock exchange announcement No. 32/2004 of 9 August 2004. Turnover is now expected to be approximately bnEUR 2.6 compared to previously bnEUR 2.7-2.8, cf. stock exchange announcement No. 23/2004 of 11 May 2004. Compared to the previously expected approximately 7 per cent, the EBIT margin is now expected to be approximately 6 per cent, including the effect of expected cost synergies of mEUR 14, but before integration and restructuring costs and before goodwill amortization arising from the combination with NEG Micon. The EBIT margin after integration and restructuring costs but before goodwill amortization arising from the combination with NEG Micon is currently expected to be approximately 4 per cent compared to previously approximately 5 per cent. The reduced EBIT margin is primarily due to the lower turnover.

It must, however, be noted that the uneven distribution of turnover between first half year and second half year results in an increased pressure on transportation and installation capacity especially in the forth quarter resulting in an increased risk that some orders may be delayed for instance due to bad weather conditions. Furthermore continuous fluctuations in markets, exchange rates and financing may affect turnover and result.

Total investments in fixed assets in 2004 are expected to be mEUR 100-110 compared to previously expected mEUR 140-150, cf. stock exchange announcement No. 23/2004 of 11 May 2004. The lower investment level must be seen in the light of the synergy as a consequence of the combination with NEG Micon. The net working capital at year-end is still expected to be 30 to 35 per cent of the year's net turnover.

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S 2149 0651 117097
Company reg. no.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S



Stock exchange announcements during 2004

05.01.2004	01	Vestas Wind Systems A/S' quarterly statement for Insiders' holding of Vestas shares as per 31 December 2003
19.01.2004	02	Extension of Vestas' share exchange offer to the shareholders of NEG Micon
30.01.2004	03	Date for publication and presentation of Annual Report
05.02.2004	04	NEG Micon changes the date for announcement of the 2003 annual report. More than 70 per cent have accepted Vestas' Share Exchange Offer to the shareholders of NEG Micon
19.02.2004	05	Extension of Vestas' Share Exchange Offer ('Share Extension Offer') to the shareholders of NEG Micon until 4 March 2004
23.02.2004	06	The combination of Vestas and NEG Micon will take place
05.03.2004	07	More than 95% of the shares have been tendered in Vestas' voluntary share exchange offer (the 'Voluntary Offer') to the shareholders in NEG Micon
12.03.2004	08	Mandatory share exchange offer to the shareholders in NEG Micon
17.03.2004	09	Announcement regarding the Annual report 2003
31.03.2004	10	Large order for Vestas in Australia
31.03.2004	11	Election of company employee representatives for the Board of Directors of Vestas Wind Systems A/S
02.04.2004	12	Vestas' quarterly statement for Insiders' holding of Vestas shares as per 31 March 2004
14.04.2004	13	The English competition authorities approve the combination of Vestas Wind Systems A/S and NEG Micon A/S
14.04.2004	14	NEG Micon A/S has sold its holding of treasure shares
15.04.2004	15	Announcement on changes in Insiders' holding of Vestas shares
20.04.2004	16	Election of Group representative for the Board of Directors of Vestas Wind Systems A/S
21.04.2004	17	Result of Vestas' mandatory share exchange offer (the 'Mandatory Share Exchange Offer') to the shareholders of NEG Micon
21.04.2004	18	Annual General Meeting of Vestas Wind Systems A/S, on 21 April 2004 at 5:00 p.m.
22.04.2004	19	Announcement on changes in Insiders' holding of Vestas shares
27.04.2004	20	Notice requesting redemption of shares in NEG Micon A/S
30.04.2004	21	Vestas' statement for Insiders' holding of Vestas shares as per 28 April 2004
30.04.2004	22	Vestas receives large order for V90 turbines to the German market
11.05.2004	23	Vestas announces the rights issue offering circular
19.05.2004	24	Vestas receives large orders for the Italian market
14.06.2004	25	Rights issue in Vestas fully subscribed
14.06.2004	26	Vestas' statement for Insiders' holding of Vestas shares as per 11 June 2004
01.07.2004	27	Vestas receives orders in Portugal and Greece
07.07.2004	28	Vestas receives order in Australia and establishes blade factory
23.07.2004	29	Vestas selected as supplier for 90 MW offshore wind projects in the UK
04.08.2004	30	Date for publication and presentation of half-year report 2004
06.08.2004	31	Vestas receives order for V80-1.8 MW wind turbines in Canada
09.08.2004	32	Order in the US and adjustment of expectations for 2004.

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S 2149 0651 117097
Company reg. no.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S



Tentative financial calendars 2004-2005

26.11.2004	Publication of information regarding 3rd Quarter 2004
30.03.2005	Publication of Annual Report 2004
25.04.2005	Annual General Meeting
26.05.2005	Publication of information regarding 1st Quarter 2005
25.08.2005	Publication of interim financial statement for the 1st half year of 2005
24.11.2005	Publication of information regarding 3rd Quarter 2005

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S 2149 0651 117097
Company reg. no.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S


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Dansk version



Randers, 04-08-2004

Stock exchange announcement no. 30/2004

Date for publication and presentation of half-year report 2004

The Vestas Group's accounts for the period 1 January - 30 June 2004 is expected to be approved by the Board of Directors of Vestas Wind Systems A/S on Wednesday, 18 August 2004. The financial report for the first half-year of 2004 will be sent to the Copenhagen Stock Exchange upon the approval of the Board of Directors.

In connection with the publication of the half-year report, Vestas will host a presentation meeting (incl. telephone conference and webcast) for investors, analysts and the press in Copenhagen on Wednesday, 18 August 2004 at 3 p.m. (CET). The conference will be held in English and it will be possible to attend via Vestas' website www.vestas.com and Copenhagen Stock Exchange A/S' website www.cse.dk. Interested parties from Denmark, who wish to ask questions during the conference, may call tel +45 7026 5040, interested parties from the rest of Europe may call tel +44 20 7769 6432, and interested parties from the US may call tel +1 877 203 9364.

Instant replay will be available via Vestas' website www.vestas.com and Copenhagen Stock Exchange A/S' website www.cse.dk.

Furthermore, presentation meetings will be held for investors, analysts and the press in London and New York.

Date	Time	Place	Contact
18.08.2004	03:00 p.m.	Copenhagen Stock Exchange A/S Nikolaj Plads 6 1067 Copenhagen K Denmark	The reception at Copenhagen Stock Exchange A/S tel: +45 3393 3366 e-mail: investor@cse.dk
19.08.2004	08.30 a.m.	Enskilda Securities 88 Wood Street London EC2V 7QS UK	Ms. Phillippa Bedwell at Enskilda Securities tel: +44 20 7796 7303 e-mail: phillippa.bedwell@enskilda.co.uk
24.08.2004	08.30 a.m.	Handelsbanken Market Securities 875 Third Avenue, 4th Floor New York, NY 10022 USA	Ms. Jennifer Pavone at Handelsbanken tel: +1 212 326 2776 e-mail: jepa02@handelsbanken.se

Considering the arrangements in Copenhagen, London and New York, please register with the contact persons mentioned above.

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